Exhibit 99.2

2012 DELHAIZE GROUP

Sustainability

progress

report

WWW.DELHAIZEGROUP.COM

TABLE OF CONTENTS

APPROACH

3 CEO & Chairman Interview

5 2012 Highlights

7 The Big Picture

9 Our Materials Issues

11 Our Strategy

15 Sustainability Governance & Management

17 Our Stakeholders

19 Compliance & Ethics

20 Our Sustainability Timeline

PERFORMANCE

26 Sustainable Private Brands

26 Introduction

30 Health

33 Environmental

36 Social

39 Zero Waste

39 Introduction

41 Reducing, Reusing, Recycling

44 Food Waste

45 Healthy Lifestyles

45 Introduction

47 Associates

48 Customers

50 Associate Diversity

50 Introduction

52 Diversity & Inclusion

54 Everyday Practices

54 Introduction

56 Food Safety

58 Associate Development

61 Community

64 Greenhouse Gas Emissions

CASE STUDIES

69 Sustainable Private Brands

69 Sustainable Seafood

72 Palm Oil

74 Zero Waste

77 Healthy Lifestyles

81 Associate Diversity

84 Everyday Practices

84 Food Donations

86 Natural Refrigerants

88 Commuting

ABOUT OUR REPORT

91 About our Report

93 Our Performance Against Goals

95 Our 2012 Data Table and Methodology

102 External Assurance Statement

106 GRI Cross-Reference Table

112 CDP - Carbon Disclosure Project Report

113 Sustainable Seafood Brochures

114 List of Awards We Won for Achievements in 2012

118 Our Banners’ Sustainability Web Pages

119 Our Banners’ Community Programs

120 Our Banners’ Food Safety Tips

121 Our Partners

124 Glossary

DELHAIZE GROUP

APPROACH

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APPROACH

CEO & CHAIRMAN INTERVIEW

INTERVIEW WITH PIERRE-OLIVIER BECKERS

& MATS JANSSON

Pierre-Olivier Beckers,

CEO and President Delhaize Group

Mats Jansson,

Chairman of the Board of Directors

Q. In 2012, Delhaize embarked on a new phase of its sustainability efforts, the 2020 Global Ambition. Why have you adopted a new sustainability strategy?

Mats Jansson, Chairman: We felt the time was right to outline a long-term vision for our sustainability efforts. We have learned a lot from our past successes and challenges.

We also heard a clear message from our stakeholders, who wanted us to focus more deeply on the environmental, social and nutritional aspects of the products we sell. They encouraged us to be more ambitious and to work harder to embed sustainable business practices throughout our operations.

We agreed that it was time to challenge ourselves and outline bold goals that will help us become the sustainability leader in all of our markets. And we knew we needed an ambition that would engage and inspire our associates, as well as be relevant to our customers.

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Q. How did you define the key elements of this new strategy?

Pierre-Olivier Beckers, CEO: We examined the progress made toward sustainability in areas under our direct control and looked for ways to expand our impact up and down our entire value chain. We started by listening to internal and external stakeholders to understand what we were doing well - and what we were missing - to build a more sustainable business.

Our 2020 Ambition is rooted in one of the primary feedback points we heard: Delhaize Group has the opportunity to influence areas beyond our direct control by focusing on how products are grown, manufactured, transported, packaged, consumed and disposed. So we selected one top priority - creating the most sustainable portfolio of private brand products.

Q. What were some of the most significant sustainability achievements of the past year?

Pierre-Olivier Beckers, CEO: We are proud to say that all of our operating companies - even those in our newer markets - have started work toward the 2020 Ambition. In 2012, we made particularly good progress in moving to zero waste, in creating more sustainable private brand products and in engaging our associates in sustainability.

For example, our operating companies in the U.S. and Belgium met ambitious sustainable seafood sourcing milestones. In the drive toward zero waste, pilot programs across the Group showed us we can significantly reduce waste from stores - particularly food waste. This not only supports our sustainability strategy, it also has tangible business benefits, such as reducing waste disposal costs and minimizing losses from unsold product. To create a stronger level of accountability across Delhaize Group for sustainability efforts, we started in 2012 to tie some executives’ bonuses to performance on sustainability goals.

Q. 2012 was a difficult year financially for Delhaize Group. What were some of the major challenges you faced worldwide, and how are you addressing them?

Mats Jansson, Chairman: Like other food retailers, we continued to experience pressure from economic troubles in many of our markets. In response, we focused on controlling costs and managing capital, which resulted in more than EUR 700 million of free cash flow.

We had to make difficult decisions about repositioning brands and where to focus our resources, such as our efforts at Food Lion to close underperforming stores and improve service, food quality and prices. Unfortunately, these efforts cost some associates their jobs, which we understand is a hardship for them and their families. But our human resources team worked to support associates through the transition by offering them other positions within Delhaize Group, or by assisting them with their searches for new jobs elsewhere.

Through these efforts and others, we managed to achieve 2.9% revenue growth despite challenging economic conditions. But we know we can improve our operations further, and will remain focused on these efforts as we expect to face similar challenges in 2013.

Q. How can sustainability play a role in meeting those challenges and drive improved business performance?

Pierre-Olivier Beckers, CEO: Sustainability is one of the three pillars of our business strategy because it helps us deliver growth in a responsible way.

Specifically, our sustainability efforts help us increase revenue by improving our portfolio of private brand products and designing new, more nutritious and sustainable products that meet customers’ needs. We reduce costs via initiatives such as our move toward zero waste, and build loyalty with associates and customers by demonstrating our commitment to improving the social, environmental and health-related impact of our business. Focusing on sustainability also helps us anticipate and mitigate business risks, such as the impact on our supply chain from increasing storms and droughts or resource scarcity. Sustainability projects engage our associates across the business in building a stronger company.

Q. Looking ahead to 2020, what are some of the most exciting steps you anticipate as you embark on this new strategy?

Mats Jansson, Chairman: Becoming the sustainability leader in all of our markets by 2020 will require us to listen to feedback from our customers and associates. Their input will help us understand how they perceive sustainability issues, and show us what they expect from us. Understanding and responding to customer feedback is also essential as we improve the sustainability of our private brand products.

We are excited about further educating associates and our customers that sustainability is not someone else’s job - it’s everyone’s job. We hope our leadership will show how they can contribute in small and large ways. Our associates are essential partners for the implementation of our 2020 Ambition and also are the front line of communication with our customers. We know we will not achieve our goals without them.

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2012 HIGHLIGHTS

& CHALLENGES

HIGHLIGHTS

MOVING TO ZERO WASTE

Moving to Zero Waste

All operating companies implemented waste reduction pilot programs. In the U.S., we reduced waste going to landfill by 8% from 2011 to 2012.

@ More info

SUSTAINABLE SEAFOOD SOURCING

Sustainable Seafood Sourcing

We achieved major milestones in the U.S. and Belgium, with Delhaize America’s sustainable seafood sourcing policy now covering all fresh, frozen and canned seafood products and Delhaize Belgium’s stores carrying 100% sustainable fresh fish.

@ More info

HEALTHIER PRIVATE BRAND PRODUCTS

Healthier Private Brand Products

We continued to reformulate private brand products to improve their nutritional value. In Belgium, for example, we replaced palm oil with sunflower oil in all “Delhaize” brand frozen French fries.

@ More info

PERFORMANCE MANAGEMENT

Performance Management

We tied executive compensation to sustainability goals for the first time. 23% of executives across the business were accountable for sustainability goals in 2012.

@ More info

DOW JONES SUSTAINABILITY INDEX

Dow Jones Sustainability Indexes

We were listed in both the World and Europe versions of the Dow Jones Sustainability Index. These benchmark indices only include companies that meet strict economic, environmental and social criteria, and signal that we are building a strong foundation of sustainability practices.

@ More info

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CHALLENGES

Economic pressures in many of our markets required us to limit direct investments in new sustainability projects, as we cut back on budgets across the business. But applying sustainable practices helps us meet financial challenges and drive stronger performance. In 2013, we will focus on accelerating sustainable product innovations and reformulations, and moving to zero waste, both of which will help drive stronger performance overall.

Demonstrating the financial value of our sustainability projects and goals remains difficult. We will continue to improve the tracking of our investments and return on these programs throughout the journey to our 2020 Ambition.

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THE BIG PICTURE

Our Business Model

As a global food retailer we offer thousands of products. These include our own private brands and national brands. Private brand products make up 56% of Belgium sales and 28% of U.S. sales. Food makes up 85% of Group sales. Eighty percent of our 3 451 stores are company-operated, while the remaining 20% are affiliated and franchised.

Our Value Chain

Our value chain is complex and interconnected, but we believe sustainability should play a critical role throughout it. As a global food retailer, we believe we can use both our direct and indirect influence to improve the entire value chain.

We have made good progress in areas of direct control during the past four years, including reducing environmental impacts from our stores and warehouses, and improving the ways in which we support development and wellbeing for our associates. Now, we have begun to expand our impact up and down the value chain through partnerships that seek sustainable approaches for how products are grown, manufactured, transported, packaged, consumed and disposed of when they are no longer fit for consumption.

INFLUENCE RAW MATERIAL

PROCESS & PACKAGING

DIRECT CONTROL

DISTRIBUTION & TRANSPORT

IN-STORE

INFLUENCE

CONSUMPTION & DISPOSAL

The World Around Us

An effective sustainability strategy must address major global sustainability trends. We identify these trends through discussions within and outside of our business. This year, five of the six critical trends remain the same as in 2011. The new trend in our 2012 focus is “food waste.”

1. Climate change affects every stage of our value chain, and 2012 was an eye-opening year in terms of its potential global impact: The concentration of carbon dioxide in the atmosphere reached a record level in 2012, while Arctic sea ice shrank to its lowest level in history. Huge storms, such as Hurricane Sandy in the U.S. and super-typhoon Bopha in the Philippines, had devastating social and economic impacts. As a global retailer we produce almost 2.6 million tonnes of CO2 equivalent emissions a year, and we influence the climate much more through our supply chain and our customers. Although we have decreased our emissions since we started tracking figures in 2008, it is clear we have a responsibility to continue to take action, and an opportunity to drive our business forward.

2. Resource scarcity and food security increasingly impact our business and the communities in which we operate. There is a growing gap between demand for key resources and available supply. Meanwhile, droughts in 2012 and other pressures on ecosystems, combined with growing demand from emerging economies, are exacerbating the supply and demand imbalance. As a result, commodity prices have more than doubled since 2000, leading to increases in food prices. We must be proactive to safeguard and strengthen our supply chain.

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3. Food waste has become an increasingly important issue to address, particularly in light of ongoing resource scarcity and the growing problem of hunger around the world. Up to 40% of food in the U.S. is wasted each year - worth nearly USD 165 billion, according to an estimate by the Natural Resources Defense Council. In Europe, the EU parliament began addressing the problem by passing a resolution in 2012 that mandates a 50% reduction in food waste by 2020. We can play an important role in reducing the amount of food waste by focusing on improvements in our own value chain, in collaboration with our suppliers and customers.

4. Economic uncertainty remains a significant issue due to the ongoing global financial crisis. While unemployment stabilized in the U.S. in 2012, several European countries continued to be in recession. Consumers have less money to spend on food, which leads to changes in shopping habits.

It is crucial that we continue to emphasize product affordability without compromising quality, nutrition, safety and sustainability.

5. Health is a vital element of our responsibility across all our markets. We are in a strong position to promote healthy lifestyles to our associates and customers, through programs that can help prevent or manage ailments and diseases like obesity, diabetes, and malnutrition. Illness prevention is increasingly important as the economic crisis reduces people’s ability to afford healthcare.

6. Changing consumer expectations require us to be better in every way, including providing greater transparency, developing more sustainable products and going beyond traditional lines of responsibility. High-profile cases in 2012, such as a deadly fire in a garment factory in Bangladesh and a riot at an electronics plant in China, have further focused consumers’ attention on global supply chain issues. To retain consumer trust, we must seek improved product information and demonstrate our responsibility as a company.

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OUR MATERIAL ISSUES

Our Material Issues and Revised Materiality Matrix

To translate global sustainability trends into a business strategy, we conducted an analysis to identify areas where we can have the biggest economic, environmental and social impact, as well as the topics that are most important to our stakeholders. This process is called materiality assessment, and it helps us prioritize our efforts.

In 2008, we conducted our first materiality assessment at the Group level, combining industry research with internal and external stakeholder interviews. In 2010, when establishing the next steps in Delhaize Group’s journey to sustainability, we listened again to our stakeholders to review our material issues and advise us on how to prioritize them. One clear message from this exercise was to address our material issues with both direct and indirect influence along our entire value chain. In 2013, we have revised our matrix, combining our material issues into eight categories and identifying their relevance all along our value chain. We engaged a few stakeholders to review this approach. Below is our new matrix.

“We are happy to see that Delhaize Group englobes the challenges upstream from the field to the store. As a supplier, it comforts us in our own CSR policy and the need to align them.” Francois Maes, CEO Special Fruit.

Our Value

Chain

1. Raw Materials: Fresh products are grown or raised and raw materials for processed products are grown or extracted.

2. Process & Packaging: Products are processed and manufactured. At the end of this process, they are packed and ready to be distributed.

3. Distribution & Transport: Products are transported to our distribution centers.

From there, trucks deliver them to our stores.

4. In Store: Products are put in stores, accessible to customers. In this step of the value chain, we also include support functions within our company that enable store operations.

5. Consumption & Disposal: Customers bring products home, store them, consume them and dispose of product waste.

Delhaize Group Material Issues

1. Health: How the food we sell impacts health of our customers and associates.

2. Food Safety: The safety of the food we sell throughout the value chain.

3. Sustainable Agriculture: Impacts to the environment (such as water use and quality, use of chemicals, impacts on ecosystems) from the growth of products we sell.

4. Climate Change: How changing climate impacts the supply of products for Delhaize Group and how our value chain impacts carbon emissions.

5. Local Communities: How we impact economic, social and environmental aspects of the communities in which the company operates (such as sourcing from local suppliers, being a trusted employer).

6. Food Security: “When all people at all times have access to sufficient, safe, nutritious food to maintain a healthy and active life.” (World Health Organization). We impact food security directly in our stores and also through our sourcing practices.

7. Waste: Amount of waste (such as food waste, packaging waste) created during production, transportation, sale and consumption of products we sell.

8. Human/Labor Rights: How human rights are upheld during the production of Delhaize Group’s private brand products and within the company’s own operations.

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OUR VALUE CHAIN

INFLUENCE

DIRECT CONTROL

INFLUENCE

RAW

MATERIALS

PROCESS

& PACKAGING

DISTRIBUTION

& TRANSPORT

IN-STORE

CONSUMPTION

& DISPOSAL

OUR MATERIAL ISSUES

HEALTH

FOOD SAFETY

SUSTAINABLE

AGRICULTURE

CLIMATE

CHANGE

LOCAL

COMMUNITIES

FOOD

SECURITY

WASTE

HUMAN/

LABOR RIGHTS

Legend:

No points : not relevant in this step of the value chain

: low relevance in this step of the value chain

: medium relevance in this step of the value chain

: high relevance in this step of the value chain

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OUR STRATEGY

Our New Game Plan

The New Game Plan is the backbone of the Delhaize Group strategy and is built on three equally important pillars: growth, efficiency and sustainability. Our CEO and Executive Committee are responsible for managing how the three pillars work together. By executing on this strategy consistently, Delhaize Group will claim its place among the best-in-class food retailers worldwide and create value for all its stakeholders: Customers, suppliers, associates and shareholders.

Overview of Efficiency

Improving our efficiency increases our sustainability and often results in cost savings. It involves optimizing and standardizing our Group-wide systems and processes. Up the value chain this means using fewer resources, such as water and energy, and creating less waste. Within our own operations this means reducing our own use of resources and using the sustainability lens to define new ways to procure, ship, stock and sell products. Down the value chain this enables us to make the products we sell more affordable and more sustainable.

Overview of Sustainability

We have made steady progress on the sustainability pillar of the New Game Plan, and those achievements inspired us to take the next step in our sustainability journey. We challenged ourselves to think bigger. We wanted to continue to find ways to work differently, push ourselves to improve our sustainability efforts and find new ways to meet customer needs. We asked ourselves, “How good can a supermarket be?” At Delhaize Group, we think the answer is Supergood.

VISION & VALUES

GROWTH

EFFICIENCY

SUSTAINABILITY

Overview of Growth

We have always believed that accelerating profitable revenue growth is an opportunity to increase our positive impact. Sustainability is a critical tool to deliver growth in a responsible way. Growth means expanding our presence in key markets and meeting customer needs by evolving the products we sell. Our private brand products are a major growth area. We have direct influence over how we source, develop and sell these products, so we can accelerate both their market and sustainability performance.

How We Define Supergood

Supergood means a market filled with good products, a place where what is good for the bottom line goes hand-in-hand with what is good for the community, our associates and the planet.

That is why we are building good into everything we do. And why we are constantly looking for ways to improve. Like installing refrigerator doors that keep food fresh and energy costs low. Or carrying healthy products at more affordable prices. Or providing clear information about the food on our shelves.

It is a good start. But we are aiming higher and trying to go further. All the way to Supergood.

Because we are not just selling groceries. We are working to set a new standard. We think a supermarket can be good, it can be really good, or it can be Supergood.

On our way to SUPERGOOD

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Supergood is about taking our own sustainability efforts to a new level, and in turn leading our industry toward more sustainable business practices. Our ambition is to achieve Supergood by 2020, becoming the sustainability leader in all of our markets. To get there, we developed a new strategy focused on the areas where we can have the biggest impact.

Our strategy has three layers: one area we intend to WIN (exceed our competitors' efforts in local markets); three areas we intend to LEAD (be among the leaders in our local markets); and a foundation of sustainable best practices we will uphold EVERYDAY. Addressing all three layers simultaneously is the way we can achieve Supergood. It requires a full commitment to creating sustainable private brands, reducing waste, encouraging healthier lifestyles and championing diversity that reflects our values and our communities.

For each area we have defined a global ambition that applies across all our companies. In addition, we will establish more specific goals for each operating company, taking into account where we want consistency across our markets and where we need local differentiation. Measuring our progress against these goals will allow us to quantify the impact Delhaize Group is having in the communities we serve, and on the planet at large. That roadmap will help us become the sustainability leader in all of our local markets by 2020, but we will continue to assess and adjust our approach and our goals as we go along. Global sustainability issues are constantly evolving, and we must adapt our own responses accordingly in order to complete our journey to Supergood.

Delivering on our commitment to Supergood means customers can trust us to help them live healthier lives and to make good choices. They can shop at our stores knowing that affordable, nutritious choices are easy, that our private brands blend quality, affordability and sustainability, and that we are continuously innovating to improve the positive impact we have on our communities and the planet.


WIN
Building the **most sustainable private brands** in our local markets.
LEAD
Moving to **zero waste**, fostering **healthy lifestyles**, supporting **associate diversity**.
EVERYDAY
Strengthening our foundation of core **sustainability practices** to support our **associates**, our **communities** and the **planet**.
On our way to
SUPERGOOD
SUPERGOOD = TO BE THE SUSTAINABILITY LEADER IN ALL OUR MARKETS BY
2020
DELHAIZE GROUP

WIN
Building the **most sustainable private brands** in our local markets



Our top priority is to build the most sustainable private brands in our local markets. In this case, building sustainable private brands means addressing the environmental, social and nutritional aspects of our products. It is our top priority because it is the area in which we can have the biggest impact - the social and environmental footprint of our private brand value chain is much larger than the footprint of our direct operations. Manufacturing, processing, packaging, transporting and selling our private brand products also touches on all eight of the material issues that are most critical for our business.

We established the goal to WIN in our local markets because we wanted a strong ambition, one that will push our associates to truly change how we operate. Creating the most sustainable portfolio of private brand products also will carry us a long way toward our vision of a market full of good products, which is a key component of becoming a Supergood grocery retailer.

But we don't know what "winning" will look like. The world is changing, and our competitors are advancing, quickly. We know that progress toward more sustainable products is not driven by one retailer alone. As part of this journey, we will continue to collaborate with stakeholders such as our suppliers, our customers and our peers in retail and manufacturing to share our learnings, learn from others, and help move the industry forward.

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LEAD

Moving to zero waste, fostering healthy lifestyles, supporting associate diversity

As a second level of priority, we identified three areas where we aim to be among the leading companies in our industry. These are areas in which we have already built a foundation of sustainable practices, but wish to accelerate our efforts to meet our 2020 Ambition. They also are areas in which improvements can have a direct impact on our bottom line, as well as on our associates, customers, communities and the environment. Our three areas to LEAD are:

1. Moving to zero waste. Waste is one of our eight material issues, and one that is found across our entire value chain. Food waste, and the related issue of resource scarcity, is a prominent issue globally, and one that we can impact in several ways. In our own operations, we still have opportunities to reduce the waste we produce - and its related costs. Our global ambition is to move our own operations to zero waste, partner with suppliers to reduce waste, and engage our customers to reduce waste.

2. Fostering healthy lifestyles. Our business is food, which is a source of nutrition and health. We identify health as one of our material issues. Health issues - particularly related to diseases such as obesity and diabetes, and the problem of malnutrition - are becoming more significant across all of our markets. By helping our associates and customers live healthier lives, we will be a better employer and a better grocery provider for the communities we serve. We already have seen this result through our projects across the globe to encourage associates and customers to adopt healthier lifestyles. But we want to take it a step further: Our global ambition is to be among the leaders in all of our local markets for empowering associates and customers to lead healthy lifestyles.

3. Supporting associate diversity. We employ 158 000 people across the world. Fostering a diverse workforce strengthens our business by inspiring creativity, innovation and a culture of performance and ownership. Welcoming all kinds of people helps us develop and retain strong associates, and allows our business to reflect the communities we serve. We have established a foundation for supporting associate diversity in some of our markets, but we aim to spread that across the full Group. Our global ambition is to embrace and foster Diversity and Inclusion across our business, and build a team of associates that reflects the diversity of the communities in which we operate.

EVERYDAY

Strengthening our foundation of core sustainability practices to support our associates, our communities and the planet

While we pursue ambitious goals in our strategic interest areas, we must remain focused on many other core practices that underlie a sustainable business. That’s why we specifically incorporate a foundation of EVERDAY best practices into our journey to Supergood to ensure we are building good into everything we do.

In 2012, Delhaize Group was listed in the Dow Jones Sustainability Index at the global and European levels. The performance requirements for this index, along with other sustainable business standards, establish best practices that will guide our approach to key corporate governance initiatives, labor practices, and social and environmental commitments. Measuring our efforts against these industry benchmarks will help ensure our core sustainability efforts keep pace with other companies inside and outside our industry.

Our EVERYDAY practices cover a broad range of issues and reach into all corners of our business. In some areas, we will maintain or establish Group-wide goals, such as a commitment to reduce our greenhouse gas emissions per square meter of sales area by 20% vs. our 2008 baseline emissions figures. In other areas, such as associate training and development or community engagement, we will set best practices at the local level. Each year we will benchmark our overall practices through the Dow Jones Sustainability Index and other standards.

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Engaging our Associates

We know we can only achieve these goals through the contributions of our 158 000 associates. So we are engaging them across Delhaize Group to understand and take ownership of our journey to Supergood.

Whether associates work in our stores, distribution network or offices, they are encouraged to think creatively about applying Supergood to their individual roles. We welcome their suggestions for improving our systems and processes.

Together, these individual actions can add up to big results - for our stores, our customers and our communities.

This is our chance to come together and create a more competitive business with a more positive impact on our people and the planet. That’s why we have set ambitious goals for ourselves.

We also know from our previous sustainability efforts that this will be a long journey. Our goals and measurement targets likely will evolve over time, and there will be challenges on the way to Supergood.

But we are committed to our ambition and focused on finding ways to do something better, every day. We are not settling for good. We are always looking for ways to improve, and through the journey to Supergood we are helping shape a better future for our communities, our business and the planet.

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SUSTAINABILITY GOVERNANCE & MANAGEMENT

Our sustainability strategy is set by the Delhaize Group CEO and Executive Committee, based on recommendations from the Sustainability Team, and then approved by the Delhaize Group Board of Directors. Associates from all departments across our business collaborate to meet the goals, with advice and technical support from the Sustainability Team.

The Global Sustainability Team is made up of a small number of sustainability experts who work in Delhaize Group’s operating companies and corporate headquarters. Cross-company working teams collaborate to share best practices and monitor progress against our goals. Annual performance management targets for senior leaders embed ownership for the outcomes across the company.

For the 1st time in 2012: 23%

of executives across the

business were accountable for sustainability goals.

Executive Committee

Global Sustainability Team

Sustainability Advisory Committee

Sustainability Working Teams

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Within the Executive Committee, Nicolas Hollanders, Executive Vice President Human Resources, IT and Sustainability, has responsibility for sustainability.

In 2012, we added an internal Sustainability Advisory Committee, made up of senior leaders from across the Group, to advise on our strategic direction. The composition of the Committee in 2012 was:

Nicolas Hollanders, Executive Vice President Human Resources, IT and Sustainability - Delhaize Group

Vassilis Stavrou, Executive Vice President Human Resources, Organization Development and Sustainability - Delhaize Europe

David Vander Schueren, Chief Operating Officer Serbia, Bosnia and Herzegovina, Montenegro

Miguel Silva Gonzales, Vice President Treasury - Delhaize Group

Greg Amoroso, Chief Sustainability Officer - Delhaize Group and Senior Vice President - Delhaize America*

Beth Newlands-Campbell, President, Hannaford Supermarkets*

Mark Doiron, Chief Supply Chain Officer - Delhaize America*

*until December 2012

Global Sustainability Team Comprising sustainability experts at the corporate and operating company levels, this team monitors trends, recommends strategic direction, tracks progress against our strategic goals and provides technical sustainability expertise to our business units. The team collaborates globally, while maintaining reporting lines into the operating companies.

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OUR STAKEHOLDERS

We know that we will not reach our sustainability ambition alone, which is why insights from our external partners, as well as from our own associates and customers, are so valuable. Engaging with our stakeholders helps us stay focused on the most relevant topics and strengthens our approach to becoming sustainability leaders in all of our local markets.

We use a variety of mechanisms to engage with a diverse range of stakeholders. Our stakeholder relations happen at the local level, directly with our operating companies, at the regional level for the U.S. and Europe, and also globally, through Delhaize Group.

On occasion, we organize formal stakeholder meetings to tackle specific issues, as we did in 2010 at the Group level to begin defining our new 2020 Ambition. But most of our stakeholder engagement happens in a less formal way, every day, through means such as those listed in the table below.

CUSTOMERS

ASSOCIATES

LOCAL COMMUNITIES

INDUSTRY NETWORKS

SUPPLIERS

GOVERNMENTAL AUTHORITIES

NGOs

SHAREHOLDERS

DELHAIZE GROUP

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STAKEHOLDER

CUSTOMERS

ASSOCIATES

SUPPLIERS

SHAREHOLDERS

LOCAL COMMUNITIES

GOVERNMENTAL AUTHORITIES

NON-GOVERNMENTAL AUTHORITIES

INDUSTRY NETWORKS

Indicates stakeholders with whom Delhaize Group has the most interactions

EXAMPLES OF ENGAGEMENT

Directly in stores

Online communication and interaction

Surveys and focus groups

Surveys and dialogues

Management meetings

Internal communications to share key achievements and

sustainability tips

Awards, incentives, recognitions

Knowledge sharing sessions

Proactive sustainability partnerships with large suppliers and SMEs

Supplier summits

Sharing of common standards across the diversity of suppliers

Annual General Meeting

Presentations and exchanges with analysts and investors, including the socially responsible investment community

Partnerships with and sponsorships of local organizations

Communication and interaction through our stores

Dialogue and engagement with local, regional and international authorities and regulators

Partnerships

Memberships

Face-to-face meetings to discuss key issues and emerging trends

Active membership in sustainability committees

www.delhaizegroup.com/sustainabilityreport/2012

SUSTAINABILITY PROGRESS REPORT 2012 // APPROACH // OUR STAKEHOLDERS // 18

DELHAIZE GROUP

APPROACH

COMPLIANCE & ETHICS

Delhaize Group’s core value of integrity is foundational to our Compliance and Ethics program. Acting with integrity and promoting an ethical culture is the responsibility of each and every associate. We refer to this responsibility as “the right way, every day.” Our Compliance and Ethics program has two key components which are designed to encourage ethical business practices and an ethical work environment.

GUIDE FOR ETHICAL

BUSINESS CONDUCT

the right way, every day

DELHAIZE GROUP

Delhaize Group’s Guide for Ethical Business Conduct defines the principles that support our company’s commitment to integrity and protects our relationships with our associates, our customers, our shareholders, and our communities. The Group conducts interactive computer-based training on the guide to provide associates with guidance in making sound ethical decisions in their day-to-day work using real-life scenarios. Over 15 000 associates throughout our operations receive the Compliance and Ethics training each year.

In addition, Delhaize Group also utilizes an on-line and telephone reporting system for Delhaize Group associates to report issues or concerns related to the Guide for Ethical Business Conduct or other legal obligations of the company. The reporting line, known as the “I Share line”, is hosted by EthicsPoint, a third-party helpline provider, and is available 24 hours a day, 365 days a year. The “I Share line” allows reporting in languages spoken by our associates throughout Delhaize Group. All reports are forwarded to the Office of Compliance and Ethics for review, investigation and response. www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

APPROACH

OUR SUSTAINABILITY TIMELINE

2012

Alfa Beta in Greece and Delhaize Belgium introduce two healthier private brand ranges “NutriLife” and “Delhaize Kids”.

Food Lion receives the Delaware Governor’s Award for Excellence in Food Safety.

53 Sweetbay stores are awarded an Energy Star certification by the U.S. Environmental Protection Agency.

Nine Hannaford stores are certified by the Maine Department of Environmental Protection as Environmental Leaders.

Delhaize Group is named to both the World and Europe

Dow Jones Sustainability Indexes.

The Group develops and launches its second sustainability strategy: Our 2020 Ambition - “On Our Way to Supergood”.

Delhaize America achieves goal of implementing sustainable seafood sourcing policy for fresh, frozen, and canned seafood, in collaboration with the Gulf of Maine Research Institute.

Delhaize Belgium achieves goal of selling 100% sustainable fresh seafood, in collaboration with WWF and Stichting De Noordzee.

Election of the first “Delhaize Group Store Manager of the Year” to recognize excellence in store management.

Executive compensation is tied to sustainability goals for

23% of executives across the business.

Alfa Beta in Greece gets the BREEAM award for its Green store.

2011

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

2010

Food Lion gets the “Retail Role Model Award” from the

Produce for Better Health Foundation.

First Group-wide Associate Engagement Survey.

Delhaize Group companies start sharing best practices on associate health and wellness to improve program offerings.

A Sweetbay store manager receives the “Store Manager of the Year Award” from the Food Marketing Institute.

Three female associates at Food Lion, Sweetbay, and Hannaford receive the “Top Women in Grocery” award.

The Group’s carbon footprint is measured and disclosed for the first time.

The Hannaford store in Augusta (Maine) receives the world’s first Platinum LEED certification for a supermarket.

Delhaize Group launches a new business strategy, with sustainability as one of the three strategic pillars of the plan.

The Executive Committee approves the Group’s 2020

Sustainability Strategy.

Delhaize Belgium reformulates nearly 2 000 products, cutting out tonnes of salt, sugar and fats.

Delhaize America joins the National Salt Reduction Initiative and pledges to meet aggressive salt reduction goals.

The Group launches its International Graduate Trainee Program.

Alfa Beta in Greece opens the country’s first green store and wins the European Green Building Award.

Food Lion is recognized for its 1 000th Energy Star store.

Energy generated from on-site solar panels across the Group increases 63%.

2009

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

2008

Delhaize Belgium begins using GDAs (standardized nutritional information system) on the packaging of its private brand products.

Mega Image is the first supermarket in Romania to highlight the “5-a-day” healthy eating concept.

Hannaford is the only retailer (and one of only eight U.S. companies) to win the highest platinum honors in the Best Employers for Healthy Lifestyles Awards.

725 Food Lion stores earn Energy Star status - representing more than half of all Energy Star grocery stores in the U.S.

Delhaize Belgium commits to reduce its energy consumption a further 35% by 2020 and ends distribution of disposable plastic bags.

Alfa Beta is awarded the Greek Ministry of the Environment and Works certification for recycling over 5 million kg of materials (predominantly paper, plastic and metals).

The Group develops its first sustainability strategy and releases its first sustainability report.

Delhaize Group joins REAP, the European Commission’s “Retailers’ Environmental Action Program”.

Guiding Stars is rolled out at nearly all U.S. stores.

Hannaford and Food Lion are voted two of the ten healthiest grocery chains in the U.S. (Health magazine).

Hannaford wins, for the second year in a row, Platinum status in the “Best Employers for Healthy Lifestyle Awards”

(the only retailer in the U.S. to achieve this accolade).

Delhaize banners in the U.S. win the Champion of Diversity Award from Supermarket News.

Mega Image is ranked among the best 100 companies to work for in Romania.

Alfa Beta wins Greece’s first “Green Retail Award” for its “Cultural Heritage” recycling advertising campaign.

Super Indo is Indonesia’s first supermarket chain to launch an eco campaign to promote the use of reusable bags.

Food Lion wins its eighth consecutive “Energy Star Sustained Excellence Award” (a record for a supermarket company).

Delhaize Group launches the Delhaize Group Fund to support projects promoting social cohesion in Belgium.

2007

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

2006

Hannaford launches **"Guiding Stars"**, a nutritional navigation system.

Delhaize Belgium launches initiatives to **promote use of reusable bags** and to reduce the number of disposable plastic bags.

2004

The Executive Committee formalizes and coordinates **Delhaize Group's** sustainability initiatives.

Food Lion wins its first **Energy Star Sustained Excellence award** from the U.S. Environmental Protection Agency for its energy conservation actions.

1998

Food Lion joins the **U.S. Environmental Protection Agency's Energy Star** program.

1990

Delhaize Belgium is the first large retailer in the country to sell **fairtrade products.**

1985

Delhaize Belgium starts selling **organic products.**

1974

Delhaize starts operations in the **U.S.**

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DELHAIZE GROUP

1967

Delhaize standardizes the prices for products sold across all of its stores - the first use of price alignment in the retail trade.

The company concentrates efforts on its “store-brand” products and keeps the price of those products as low as possible.

1900 - 1903

Delhaize creates an insurance fund and a pension and assistance fund for its staff, to help staff members in a critical situation, following illness or an accident.

1867

To optimize efficiency and protect quality, Delhaize builds fully air-conditioned warehouses to stock fruit, vegetables and dairy products.

1919 - 1939

The company sets up a health service offering free health care to the staff and their families.

Several institutions are created for the staff including a music school, a canteen, a library, a primary school, gymnastics classes….

1896

Jules and Edouard Delhaize, together with Jules

Vieujant, set up an integrated food distribution system with multiple stores operating from a central warehouse in Belgium.

Better goods are available to customers, at better prices. The goods are sold in well organized stores operated by competent staff, with prices clearly displayed.

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

PERFORMANCE

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

PERFORMANCE

SUSTAINABLE PRIVATE BRANDS

INTRODUCTION

Our portfolio of private brand products offers the most direct way to make an impact on the sustainability of the products we sell. While our suppliers manufacture private brand products for us, we set product specifications, select the appropriate vendors and collaborate with them to create the high-quality products that bear our name. These products have an extensive impact on the planet, ranging from the growth of raw materials to manufacturing, packaging and transporting the finished product. They also have significant impacts on the people who make, consume and dispose of them. In addition, private brand products are visible reminders of Delhaize Group’s values and vision. These products are unique to our stores, and customers associate them with our banners.

In our efforts to build sustainability into our private brands, we continue to consider the following material issues: Health, food safety, human rights, sustainable agriculture, climate change, waste, local economies and long-term food security. These issues inform our efforts to work toward what we mean by sustainable private brands: An array of products with improved environmental, social and nutritional impacts. That means determining which products use environmentally sensitive ingredients and finding ways to replace them; sourcing products from local suppliers when possible; reformulating recipes to minimize added salt, sugar and harmful fats; changing packaging to reduce waste; and numerous other approaches. At the same time, we aim to make products that our customers find tasty and affordable.

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DELHAIZE GROUP

Building sustainability into our private brands is also the most significant way we can address major global sustainability trends. Through this process, we intend to drive innovation in our products, prepare our private brand supply chain for the future and identify new efficiencies in our private brand sourcing. We believe sustainable private brand products will strengthen our relationships with customers and increase consumer loyalty.

For these reasons, the sustainability of our portfolio of private brand products is the top priority in our 2020 ambition. On our journey to Supergood we intend to WIN in this area: To exceed our competitors’ efforts on sustainable private brands in our local markets and to be recognized in this role by consumers in each of our local markets.

PRIVATE BRANDS SALES DELHAIZE BELGIUM (% of revenue)

54.7% 56.1%

11 12

PRIVATE BRANDS SALES DELHAIZE AMERICA (% of revenue)

27.0% 27.6%

11 12

Our 2020 ambition for Sustainable Private Brands builds on work we have completed over the last three years. From 2009 to 2011, responsible sourcing was a focus of our strategy. Over that period, we deepened our partnerships with suppliers and external experts, producing real results on our store shelves. At the same time, we built and strengthened the internal structure and processes that make those results possible, developing a common framework that our operating companies will use as they forge their own unique paths to 2020 leadership.

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

Global **2020** AMBITION

We will engage with our private brand suppliers to build a portfolio of nutritious, safe, affordable and sustainable products that surpasses our competition and positions us as the clear winner in each of our local markets our 2020 **GOALS** & PROGRESS

GOALS: HEALTH	2012 PROGRESS
Continue to apply clear nutritional labeling on our private brand products	94% of European private brand products have GDA labels
Improve the nutritional quality of our private brand products, including reducing negative elements and increasing positive elements	Reformulated products to reduce fat and sodium
Audit all private brand suppliers for food safety compliance	79% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards 12% of private brand suppliers audited for food safety against other food safety standards

GOALS: ENVIRONMENTAL	2012 PROGRESS
Use only sustainable palm oil for our private brand products ** - December 2015	Delhaize Belgium: More than 80% of private brand food products evaluated Delhaize Belgium: Approximately 20% of the palm oil used for our private brand food products is certified sustainable
Develop operating company-specific sustainable seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision	Delhaize America: 100% fresh, frozen and canned seafood is assessed against the company policy and is fully traceable to the wild fishery or farm of origin Delhaize Belgium: 100% of fresh and 80% of frozen seafood is sustainably sourced, in accordance with the company policy

GOAL: SOCIAL	2012 PROGRESS
Ensure that all our private brand suppliers in at-risk countries are audited against social compliance standards	Delhaize Belgium: 17% of sales of private brand products that are sourced from at-risk countries are produced in sites audited against BSCI or come from suppliers that are BSCI members

** Our long-term aim is to use only traceable sustainable palm oil in our private brand products

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DELHAIZE GROUP

Spotlight

on 2012

Continued to improve the nutritional value of our products through reformulations, such as reducing sodium in Delhaize America’s private brand products, in partnership with the National Salt Reduction Initiative and replacing palm oil with sunflower oil in all “Delhaize” brand frozen French fries in Belgium.

Achieved sustainable seafood milestones at Delhaize America and Delhaize Belgium.

Maintained strong food safety standards with our private brand suppliers by continuing to require Global Food Safety Initiative (GFSI) certified standards.

Continued to promote organic, fairtrade, ecological and local private brand product ranges.

Reviewed by Ernst & Young

RISKS & OPPORTUNITIES

RISKS

Customer perceptions that more nutritious products are more expensive, less tasty and take longer to prepare

Small-scale suppliers’ difficulties meeting stringent food safety standards

Not accurately weighing the environmental and social benefits and consequences of sourcing decisions

Long-term risks to food security from sourcing decisions made today

Not anticipating and preparing for the effects of climate change on our private brand suppliers

OPPORTUNITIES

Leading the industry through our private brand nutrition standards

Meeting our customers’ demands for healthier, safer, affordable and more sustainable choices

Building supplier capacity to achieve best-in-class standards and improve efficiencies

Collaborating with suppliers to secure the long-term availability of the products we sell

Our Approach

Achieving our Sustainable Private Brands ambition requires Group-wide collaboration and unique efforts at each of our operating companies. In 2013, each operating company will set clear local targets to reach our Sustainable Private Brands ambition in each of our markets by 2020. We will also increase internal training as necessary and expand our collaborations with relevant non-governmental organizations and industry experts.

As part of this process, we joined The Sustainability Consortium, a collaborative global effort to understand and address the environmental and social impacts of products. We also continued to participate in The Consumer Goods Forum (CGF) “Sustainability Steering Group” and “Health & Wellness Core Team”. In that forum, we work alongside our peers in retail and consumer goods manufacturing industries to move forward on issues such as healthy products and eliminating sourcing tied to deforestation. The CGF’s board of directors, which includes Delhaize Group CEO Pierre-Olivier Beckers, has adopted resolutions related to sustainability and health and wellness (see the Sustainable Private Brands - Health section). We fully support these resolutions and are working toward them.

We will also continue to partner with suppliers and work collaboratively to address material issues. In 2012, we tested an effort to analyze the supply chains for the fruit and vegetable category and the spreads category (such as jams), assessing their impact on environmental and social issues. We have already incorporated suppliers’ feedback on that process, and will continue to refine those efforts going forward.

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

HEALTH

We are constantly working to improve the nutritional value of our private brand products - a key part of our progress toward offering the most sustainable private brand products in our local markets. These efforts align with ongoing action in our industry to help consumers live healthier lives. Health is important to our customers and associates - and as a food retailer, we can play an important role in promoting healthy lifestyles. We have an opportunity to help our customers prevent and manage non-communicable diseases such as heart disease, diabetes, malnutrition, obesity and cancer.

We are working to create more nutritious private brand products and put easy-to-use nutrition information on our products - all while pursuing the Group-wide health goals we have articulated. Taken in whole, this work aligns with our support of The Consumer Goods Forum’s resolutions on health and wellness.

In addition, we continue to emphasize adherence to stringent food safety standards. We rigorously track private brand suppliers’ compliance with these standards and, when necessary, replace suppliers that do not meet our food safety requirements.

THE CONSUMER GOODS FORUM BOARD RESOLUTIONS ON HEALTH & WELLNESS

1. “We will offer consumers and shoppers a range of products and services that supports the goals of healthier diets and lifestyles

2. We will provide transparent, fact-based information that will help consumers and shoppers make informed product choices and usages

3. We will use communication and educational programs to help raise consumer awareness on health and wellness and energy balance to inspire healthier diets and lifestyles”

For more information:

FORUM

HEALTH & WELLNESS

healthandwellness.mycgforum.com

our 2020 GOALS & PROGRESS

GOALS: HEALTH

Continue to apply clear nutritional labeling on our private brand products

Improve the nutritional quality of our private brand products, including reducing negative elements and increasing positive elements

Audit all private brand suppliers for food safety compliance

2012 PROGRESS

94% of European private brand products have GDA labels

Reformulated products to reduce fat and sodium

79% of private brand suppliers audited for food safety by a third-party auditor against GFSI standards

12% of private brand suppliers audited for food safety against other food safety standards

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

Nutritional Value

As ailments and diseases such as obesity, diabetes and malnutrition continue to affect our customers, the nutritional value of our private brand products becomes increasingly important. That's why our product development process relies on input from nutritionists, who help create healthy new products and assess existing products that can be reformulated to improve their health profile. In 2012, we continued to reformulate private brand products across our operating companies, reducing negative elements and increasing positive elements.


Steakhouse
Frieten / Frites / Pommes frites

Delhaize America continued to reduce sodium in line with its partnership with the National Salt Reduction Initiative (NSRI), a voluntary industry action that aims to reduce Americans' sodium intake by 20% over five years. Delhaize America has reduced sodium in 13 of the 17 product categories it focused on for reduction. That effort reduced the total average weighted sodium in those categories as compared to 2009 baseline data. For example, the entire "*My Essentials*" line of frozen waffles was reformulated, effectively eliminating 940 pounds of sodium from this category each year. Delhaize America continues to work toward its 2014 NSRI targets.

Likewise, Delhaize Belgium continues to reformulate its private brand products. In 2012, Delhaize Belgium worked to replace palm oil with sunflower oil in all "*Delhaize*" brand frozen French fries. In addition, the fat in its line of deli meal components was reduced by 12 tonnes without compromising on flavor. The company also collaborated with a Belgian supplier to introduce its first pastry sweetened with stevia, a sweet leaf plant, resulting in 90% less sugar, and extended its assortment of vegetarian meat-alternatives, such as veggie burgers, from 58 to 78.


essentials
buttermilk
waffles
new recipe!

Labeling

Product labeling is a key way in which we communicate health information to customers. We aim to create clear, simple nutritional labels that are easily understood. In our European operations, we use the Guideline Daily Amount (GDA) labeling system, which shows the number of calories and grams of sugars, fat, saturated fat and salt per portion of food and expresses those quantities as a percentage of the GDA. The adoption of GDA labeling on private brand products is at 98% at both Delhaize Belgium and Mega Image in Romania, and at 79% at Alfa Beta in Greece. Additionally, in Belgium, Greece and Romania, all new private brand products on which GDAs can be applied are labeled. In 2012, Delhaize Serbia began adding GDA labeling to its private brand products.


essentials
spaghetti

PERCENTAGE OF PRIVATE BRANDS PRODUCTS WITH GDA LABEL AT OUR EUROPEAN OPERATING COMPANIES*


60%
80%
94%
10
11
12

*Includes Delhaize Belgium, Mega Image and Alfa Beta

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DELHAIZE GROUP

Private brand products at Delhaize America's banners use the Guiding Stars labeling program, which awards stars to products based on their nutritional profile, as well as Nutrition Keys, a front-of-pack nutrition labeling system that provides calorie, saturated fat, sodium and sugar information. In 2012, Delhaize America completed the process of phasing out old packaging and adding a Guiding Stars icon to all private brand products that earned stars.


PREMIA
PASIRANI PARADAJZ
ORIGANO-BOSILJAK
500 ml

In addition, we post private brand product information on our websites, and offer other tools to help customers address their nutritional needs. Mega Image used social media posts as well as its website and customer newsletter to provide advice on healthy eating. It also launched a mobile app with a health and nutrition section, and began using QR codes, which customers can scan to get information about healthy food. Delhaize America launched a Guiding Stars app that allows shoppers to scan products to get nutritional information.

Read more about these efforts in our case study, **"Health and Wellness Check-Up: Our Latest Efforts to Encourage Healthy Lifestyles."**

Read more about these efforts in the **Healthy Lifestyles** chapter of this report.



Delhaize America: 28% of private brand food sales from products that earned at least one star.

Food Safety

As a supermarket, excellence in food safety is non-negotiable. We require that our private brand suppliers meet the highest food safety standards, many of which go beyond local food safety regulations. We are pleased to report that 79% of private brand suppliers' production sites are certified under the Global Food Safety Initiative (GFSI), a program managed by The Consumer Goods Forum.

In 2012, we reviewed our food safety audit tracking and determined that we could collect more accurate data by distinguishing between different types of food safety audits: GFSI standards are the industry's best-in-class food safety standards. Third-party audits against GFSI standards are conducted by external auditors. See the table below for detailed results.

We continue to identify, evaluate and, if necessary, replace those suppliers that do not meet GFSI standards or equivalent strict criteria. At the same time, we collaborate with suppliers that are willing to move toward GFSI certification.

FOOD SAFETY AUDITED SUPPLIERS*

	2010	2011	2012
% private brand suppliers audited for food safety – against GFSI standard or equivalent strict criteria	82%	85%	
% private brand suppliers audited for food safety by a third-party auditor - against GFSI standard			79%
% private brand suppliers audited for food safety against other food safety standards			12%

* Excluding Delhaize Serbia, Bosnia and Herzegovina, Montenegro and Bulgaria

At Delhaize Belgium, 99% of private brand suppliers are certified under GFSI. Meanwhile, in 2012 Delhaize America transitioned to a more robust tracking system, under which 76% of its private brand suppliers were certified under GFSI.

In 2012, Delhaize Serbia aligned its private brand food safety strategy with that of the Group. In 2013, it will focus on implementing that strategy for its private brand products. In particular, Delhaize Serbia plans to collaborate with a group of private brand suppliers to work toward GFSI certification.

Delhaize Serbia: won "Najbolje iz Srbije" (Best of Serbia) from the Serbian Ministry of Trade and Chamber of Commerce for its private brand products.

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DELHAIZE GROUP

ENVIRONMENTAL

We are continuously working to minimize the environmental impacts of our products. Through our commitment to responsible sourcing, packaging, manufacturing and transportation of our products, we have continued to achieve growth in our business while creating a more positive global impact. Our goals, such as helping to achieve zero net deforestation and reaching 100% sustainably sourced seafood, are prime examples of strategies that benefit the environment while ensuring future supply security for our private brand products.

When we analyze products’ environmental impact, we consider every stage of the value chain. We look at impacts on waste (from production, packaging, retail and consumption), greenhouse gas emissions, water, biodiversity and land use. As we move toward our 2020 ambition, we aim to lessen those impacts across all our private brand product ranges. In 2012, we started to involve private brand suppliers in the analysis process. We will continue to work with them to identify product improvements that address the environmental impacts we have targeted.

Some of our private brand ranges are already dedicated to meeting the highest standards in environmental performance. These include “Eco” and “Bio” in Belgium, “Terra Leaf” and “Bio” in Greece, “Bio” in Bulgaria, Indonesia, Serbia and Romania, and “Nature’s Place” in the U.S. These clearly defined product ranges carry a distinct label or brand based on specific environmental standards (such as certified organic, or the EU eco-label).

EUR 174 million, or 3% of our sales from private brand products with a sustainable label*.

*Sustainable labels based on both environmental and social criteria our 2020

GOALS & PROGRESS

GOALS: ENVIRONMENTAL

Use only sustainable palm oil for our private brand products ** - December 2015

Develop operating company-specific sustainable seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision

2012 PROGRESS

Delhaize Belgium: More than 80% of private brand food products evaluated Delhaize Belgium: Approximately 20% of the palm oil used for our private brand food products is certified sustainable

Delhaize America: 100% fresh, frozen and canned seafood is assessed against the company policy and is fully traceable to the wild fishery or farm of origin

Delhaize Belgium: 100% of fresh and 80% of frozen seafood is sustainably sourced, in accordance with the company policy

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

DEFORESTATION

Key global commodities rely heavily on new plantations in the tropics, which are often created by cutting down high conservation value rainforest to produce palm oil, soy or timber for pulp and paper. These actions contribute to climate change, creating 20% of the world’s greenhouse gas emissions. They also destroy important habitats. Delhaize Group’s objective is to discontinue sourcing products and ingredients from regions that are being deforested and to form industry partnerships that build broader transparency and sustainability within the supply chain. Our deforestation objective is linked to The Consumer Goods Forum’s (CGF) board resolution on deforestation, and we are aligned with the retailers and manufacturers working with the CGF to stop sourcing products that are linked to deforestation.

This year, our primary achievement in moving toward zero net deforestation was to increase transparency in our sourcing of palm oil. This allows us to see which of our products include palm oil and where the oil is coming from. So far, Delhaize Belgium has evaluated more than 80% of its private brand food products, documenting usage of palm oil and assessing its sustainability. Delhaize Belgium looked for opportunities to replace palm oil with sunflower oil or rapeseed oil. When substitution is not possible, and when the quality of the product demands the use of palm oil, Delhaize Belgium requires suppliers to use certified sustainable palm oil.

THE CONSUMER GOODS FORUM BOARD RESOLUTION ON DEFORESTATION

“As the Board of The Consumer Goods Forum we pledge to mobilise resources within our respective businesses to help achieve zero net deforestation by 2020.

We will achieve this both by individual company initiatives and by working collectively in partnership with governments and Non-Governmental Organizations (NGOs). Together we will develop specific, time bound and cost effective action plans for the different challenges in sourcing commodities like palm oil, soya, beef, paper and board in a sustainable fashion. We will also work with other stakeholders - NGOs, Development Banks, Governments, etc. - to create funding mechanisms and other practical schemes that will incentivise and assist forested countries to conserve their natural assets and enable them to achieve the goal of zero net deforestation, whilst at the same time meeting their goals for economic development.”

For more information:

FORUM

SUSTAINABILITY

sustainability.mycgforum.com/deforestation.html

Read more about Delhaize Belgium’s work in our case study, “In Pursuit of Sustainable Palm Oil.”

We have also built strategic partnerships with suppliers and industry stakeholders in order to access critical supply chain information. In 2012, Delhaize Group joined the Roundtable for Responsible Soy (RTRS), an international collaboration dedicated to developing and certifying sustainable soy. Through our support of RTRS and our work with private brand suppliers to understand soy in our supply chain, we aim to increase use of sustainable soy in our supply chain.

In 2012, we began analyzing our sourcing of other commodities, such as paper, that are linked to global deforestation through a new partnership with The Forest Trust (TFT). We started the partnership with a focus on Indonesia, which has been significantly impacted by deforestation. The first step was mapping the supply chain for palm oil and paper products that may have links to deforestation. As we move toward our 2020 objective of zero net deforestation, we will continue mapping our supply chain and adopting sourcing policies and practices that ensure our private brand products do not contribute to global deforestation.

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP


Seafood
you can trust.

Sustainable Seafood

Demand for seafood continues to grow in all markets, but many global fisheries and aquaculture operations are not managed sustainably. We want all the seafood we sell to be sustainably sourced and are committed to using sourcing policies that support healthy, sustainable fisheries for generations to come. As a result, we have articulated a Delhaize Group Vision for Sustainable Seafood: Working together with our suppliers, customers and expert organizations we are committed to ensuring that seafood is harvested at levels that maintain their availability for both present and future generations.

Both Delhaize America and Delhaize Belgium have developed sustainable seafood policies to guide their work in this area. We are proud to report that both operating companies achieved sustainable seafood milestones in 2012—one of our most significant sustainable sourcing successes. Effective March 31, 2012, all fresh, frozen and canned seafood products sold in Delhaize America stores have been assessed against Delhaize America's sustainable seafood policy (Food Lion, Hannaford, Sweetbay) and are fully traceable to their wild fishery or farm of origin.

And from the end of 2012 onward, Delhaize Belgium stores only offer sustainably caught fresh fish. Delhaize Belgium also aspires to sustainably source all of its frozen and canned fish, in accordance with its sustainable seafood policy (Delhaize Belgique, Delhaize België). As of November 2012, 80% of frozen fish was already sustainably sourced. In 2013, Delhaize Belgium aims to reach 100% sustainable frozen fish.

@ Read more about these operating companies' achievements in sustainable seafood in our case study, **"Two Sound Approaches to Sustainable Seafood"**.




Information about
Sweetbay's policy for
Sustainable
Seafood
Sweetbay



Delhaize America: all fresh, frozen and canned seafood products are assessed against the company's Sustainable Seafood Policy (and are fully traceable to their wild fishery or farm of origin).

Delhaize Belgium: 100% of fresh seafood products are sustainably sourced, as defined by the company's Sustainable Seafood Policy.

Includes both private brands and national brands products

Our operating companies in Southeast Europe and Indonesia are at the beginning of their journeys toward sustainable seafood. For example, Mega Image in Romania aims to improve its ability to trace seafood ingredients and encourage the adoption of sustainable fishing practices. In 2012, it took an important step forward, surveying its private label fish suppliers to evaluate sourcing throughout the supply chain.

Collaborations with scientific partners, including the World Wide Fund for Nature (WWF), the Sustainable Fisheries Partnership, Stichting De Noordzee and the Gulf of Maine Research Institute, have been critical in our efforts to develop sustainable seafood harvest protocols.



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DELHAIZE GROUP

SOCIAL

It is our responsibility to ensure that strong, consistent human rights protections are in effect across our entire supply chain. This social component is an integral piece of sustainability. Continuing to develop strong partnerships with suppliers and working with third-party auditors will help us to set and maintain high standards of conduct throughout the supply chain.

We also believe that we can and should support local communities through our product sourcing. While working with local suppliers can present some challenges due to their size and limited production capacity, we believe the value those suppliers provide is worth the challenge.

In addition, we are dedicated to carrying private brand products that are fairtrade certified. Delhaize Belgium: carries 74 fairtrade-certified food products.

our 2020

GOALS & PROGRESS

GOAL: SOCIAL

Ensure that all our private brand suppliers in at-risk countries are audited against social compliance standards

2012 PROGRESS

Delhaize Belgium: 17% of sales of private brand products that are sourced from at-risk countries are produced in sites audited against BSCI or come from suppliers that are BSCI members

Social Compliance

We are committed to carrying private brand products that are manufactured under safe and healthy working conditions. As a result, we are working to ensure that private brand suppliers in at-risk countries as defined by the Business Social Compliance Initiative (BSCI) are audited against BSCI or equivalent social compliance standards.

We are working toward having all private brand suppliers endorse the Delhaize Group Terms of Engagement as part of the private brand contract in each of our operating companies. This document, which is based on the BSCI Code of Conduct requirements and approach, addresses issues such as child labor, discrimination and maximum working hours.

DELHAIZE GROUP TERMS OF ENGAGEMENT

Our Terms of Engagement are aligned with the Business Social Compliance Initiative (BSCI) Code, which addresses the following topics:

Freedom of Association and the Right to Collective Bargaining

Prohibition of Discrimination

Compensation

Working Hours

Workplace Health and Safety

Prohibition of Child Labor

Prohibition of Forced Labor and Disciplinary Measures

Respect for the Environment

Prohibition of Bribery and Corruption.

For further information: www.bsci-int.org

www.delhaizegroup.com/sustainabilityreport/2012

SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // SUSTAINABLE PRIVATE BRANDS // 36

DELHAIZE GROUP

In Belgium and Greece, 84% and 90% of private brand suppliers, respectively, have endorsed our Terms of Engagement. We introduced the Terms of Engagement to private brand suppliers in the U.S., and expect to see an increase in the number of suppliers that have endorsed them in 2013. Likewise, we plan to introduce the Terms of Engagement to private brand suppliers in Romania and Serbia in 2013.

The advantage of our Terms of Engagement is that it provides suppliers flexibility to use audit processes that are equivalent to BSCI standards. BSCI supports this approach and recognizes the need to consider other social standards to avoid suppliers needing duplicate audits.

One of the challenges we face is defining which standards, and which audit processes, are equivalent to BSCI. Our membership in the Global Social Compliance Program (GSCP), a program of The Consumer Goods Forum, will help us overcome this challenge, as GSCP conducts objective, independent evaluations of the various social audit schemes. Delhaize Group intends to use the outcomes of this process as more companies and initiatives participate in it. Doing so will strengthen our existing internal assessment process.

Delhaize Belgium: 17% of sales of private brand products that are sourced from at-risk countries are produced in sites audited against BSCI or come from suppliers that are BSCI members.

We are also working with suppliers that source private brand products from at-risk countries to determine whether their production sites are audited using a social audit scheme that is equivalent to the BSCI standard. If they are not, we require them to take advantage of BSCI’s capacity-building and audit process.

This process has been complicated by the fact that our systems do not yet track social audit information at the production site level. In 2012, we began to overcome this challenge by working with our buyers and suppliers to gather information about social audits.

This process allowed us to identify suppliers to Delhaize Belgium and to Alfa Beta in Greece that have production sites in at-risk countries. Some of these suppliers are already audited against BSCI or other social standards. We will target the remaining sites for audits in 2013 and the coming years.

We are working to implement a similar approach at our other operating companies, with Delhaize America taking priority.

www.delhaizegroup.com/sustainabilityreport/2012

SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // SUSTAINABLE PRIVATE BRANDS // 37

DELHAIZE GROUP

Local Products


«Kortrijk-dUbel is een uniek, levend natuurbier van 8,5°
dat heerlijk is om als aperitief te drinken»
PRODUCT VAN BIJ ONS


Lî payîs dî Lîdje
• fait de façon artisanale
et avec passion
• par un expert local
• de votre région
PRODUIT DE CHEZ NOUS


«Kolen, knolselder en ajuin, vers uit Wevelgemse grond.
Daar staan wij voor.»
PRODUCT VAN BIJ ONS





Customers across our markets continue to seek out local products, in part because they understand the economic and environmental benefits of local sourcing. Our operating companies continued to make progress in expanding and promoting their array of locally sourced goods as is appropriate in their local markets. For example, Delhaize Belgium sources local ingredients, such as milk and meat, for some of its private brand products. Some operating companies also have local private brand ranges, such as "*Gusturi Romanesti*" at Mega Image in Romania and "*Close to Greek Nature*" at Alfa Beta.

In addition, Delhaize Serbia launched the "Gajeno u Srbiji" ("Grown in Serbia") campaign, which promotes healthy fruit and vegetables grown in the country, and the "Green Ring" label, which indicates produce that is available in stores less than 24 hours after it was harvested. In the latter program, Delhaize Serbia collaborates with local farmers throughout the production process, from seed selection to packaging. As a result, the entire supply chain is traceable and secure.

In Romania, the Mega Image Garden Project used social media to promote the values of "*Gusturi Romanesti*", its brand of products grown or manufactured by local producers. Throughout the campaign, which focused on fruit and vegetables, nearly 7 000 unique users "grew" more than 135 000 crops in the Mega Image Garden game on Facebook.



www.delhaizegroup.com/sustainabilityreport/2012 SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // SUSTAINABLE PRIVATE BRANDS // 38

DELHAIZE GROUP

PERFORMANCE

ZERO WASTE

INTRODUCTION

We produce waste and, in most cases, pay for its disposal. Waste is money. Avoiding, reducing, reusing, recycling, and transforming waste increases our efficiency and reduces our costs while improving the environment.

Our journey to Supergood includes our ambition to move toward zero waste, an approach in which any discarded materials become raw materials for other processes, rather than garbage. This process involves looking both upstream – at sourcing, packaging and transportation policies and practices that minimize waste – and downstream, giving our customers information and support for recycling and other waste management tactics. At the same time, we have opportunities within our stores, offices and distribution centers to reuse, transform, or recycle products that would otherwise be added to a landfill. These tactics will help us simultaneously reduce our environmental impact, enhance our financial performance and improve our efficiency.

Delhaize Group created the Zero Waste Working Group in 2012 to accelerate moving our own operations to zero waste. Group members, including associates from each of our banners, track quarterly metrics related to waste and recycling and share best practices. At their recommendation, we adopted a waste reduction hierarchy:


Avoid
Prevent waste generation
Reduce
Reduce waste generation
Reuse
Use object / material again
Recycle
Use waste as material for new products
Transform
Incineration with energy recovery / biological conversion

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

Opportunities to Make Changes

At every step of the value chain, we continually look for opportunities to make changes at the highest possible level in the hierarchy.

Avoiding waste clearly is the optimum strategy for reducing environmental impact and costs. We seek to avoid shrink (the loss of product due to error, theft, or product damage) in our stores with methods such as improved ordering. To avoid waste, we apply creativity and innovation to figure out new ways to keep products from becoming waste.

Reducing waste means thinking creatively about ways to minimize the waste we produce. For example, Delhaize Belgium is working on a pilot program to provide select dry foods, fresh foods that are about to reach their sell-by dates, and frozen bread daily to groups that will distribute them to the needy on the same day.

Reusing items that would otherwise become waste requires stringent attention to food safety, as well as the foresight to envision other uses for items that have typically been thrown away. For example, Delhaize Belgium reuses plastic crates in its distribution centers, rather than using disposable containers.

Recycling is well established across the Group. Our operating companies have run recycling programs for years. Beyond cardboard recycling, we also recycle plastic, paper, wood, metal and other materials where possible.

Transforming waste means using waste to create a new resource, such as energy. For example, Delhaize Belgium is transforming organic waste into energy through biomethanisation, and one of Delhaize America’s banners is working with a vendor to turn food waste into compost.

Landfills are only used when all other possibilities have been exhausted. Garbage is buried at these waste disposal sites. However, landfills produce hazardous emissions and contribute to climate change.

While the waste reduction hierarchy guides our efforts across the Group, regional variations mean that our operating companies face different challenges, as well as differing levels of supplier engagement and consumer awareness. Despite those challenges, Delhaize Bulgaria, Delhaize Serbia and Mega Image in Romania have achieved savings from projets that avoid waste. Efforts at Delhaize America have just begun, yet solid waste disposal costs have decreased by USD 840 000 and waste going to landfill reduced by 8% from 2011 to 2012. And Alfa Beta in Greece has made significant strides toward understanding and quantifying its waste stream.

Read more about these efforts in our case study “A New Recipe for Waste Reduction”.

Delhaize America: waste going to landfill reduced by 8% from 2011 to 2012.

Global 2020 AMBITION

We will move our own operations to zero waste, partner with suppliers to reduce waste and engage our customers to reduce waste

2013 STEPS

Set goals at each operating company for moving to zero waste in our operations

RISKS &

OPPORTUNITIES

RISKS

Waste handling practices compromising food safety

Reputational risk of not being an active player in decreasing food waste

Packaging changes/reductions generate less protection for the products and are less attractive from a marketing point of view

OPPORTUNITIES

Better local partnerships that help us donate more of the food we don’t sell

Reducing costs and generating new income streams

Raising customer awareness of resource use and recycling

Waste reduction innovations that can set an example for our industry

www.delhaizegroup.com/sustainabilityreport/2012

SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // ZERO WASTE // 40

DELHAIZE GROUP

REDUCING, REUSING AND RECYCLING

We have had solid waste reduction and recycling practices for years, maintaining a recycling rate of just over 50% for the past five years. We have a good foundation, but we can do a lot better. To accelerate waste reduction we set an ambitious goal of moving to zero waste by 2020. We are starting with a two-pronged approach - boosting awareness and improving accessibility to recycling programs. Promoting recycling practices, both to our associates and within our communities, is a cornerstone of Delhaize Group’s move to zero waste.

TOTAL WASTE RECYCLED*

51% 51% 52% 53% 53%

08 09 10 11 12

*Data represents 92% scope coverage

TOTAL WASTE GENERATED** (tonnes)

433 430 411 721 404 291

10 11 12

**Data represents 90% scope coverage

TOTAL WASTE SENT TO LANDFILL** (tonnes)

209 914 192 632 166 102

10 11 12

Our companies in Greece, Serbia, the U.S. and Bulgaria led the way in 2012 with diverse initiatives to change recycling behavior. To create the most strategic and effective zero waste plans for its stores, Alfa Beta conducted an audit of the type and quantity of its waste generation. That data will serve as a baseline measurement as Alfa Beta develops plans for future waste-reduction initiatives.

Delhaize Serbia focused on educating associates at its stores, distribution centers and headquarters about the importance of recycling. As a result, Delhaize Serbia collected 4 824 tonnes of recyclables and increased the collection rate of cardboard and plastic in its operations by 20% over 2011.

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

Delhaize America, Delhaize Belgium and Mega Image: 219 545 metric tonnes recycled. Delhaize America and Delhaize Belgium: 21% less waste to landfill since 2010.

Recycling income: EUR 20 million in 2012.

In the most ambitious initiative of 2012, Delhaize America launched “Moving to Zero Waste” (M2Z), a waste reduction program that saved USD 250 000 across 181 Hannaford stores in just the last quarter of 2012, while significantly boosting recycling rates. M2Z focuses on three elements: better execution of recycling standard practices, food waste diversion and associate engagement. During 2012, the M2Z team updated standard practice documents to ensure they reflect the banner’s priorities regarding recycling food waste, cardboard, paper and plastics.

As a result of these efforts, Hannaford stores dramatically improved recycling rigid plastics, such as frosting buckets, seafood trays and deli salad containers.

The M2Z project’s focus on increasing food waste diversion involved two different programs. At the start of 2012, 100 of the banner’s stores had implemented composting programs. Over the course of the year, another 18 stores began sending their food waste to an anaerobic digestion system, bringing the total number of Hannaford stores on a food waste diversion program to 118. (Additional details about progress in this area can be found in the Food Waste section that follows.)

Associate engagement in the M2Z goals happens in several venues. Each store has a five-member Sustainability Team with a designated Sustainability Lead who is responsible for promoting this work. M2Z also created guidebooks and communications boards to inform associates about the program’s components, and each store has a specific waste reduction target.

Following Hannaford’s lead, Sweetbay in November started an M2Z pilot in one district. In the first two months of the pilot, the 12-store district had already increased its recycling rates in corrugated cardboard, paper, and waxed cardboard from the baseline. Sweetbay plans to roll out the program to other stores in 2013.

Over time, Delhaize America expects M2Z to reduce solid waste volume and increase recycling, both by approximately 30%. At the same time, M2Z will reduce solid waste disposal costs and increase recycling income.

11 Hannaford stores certified as Environmental Leaders by Maine Department of Environmental Protection.

Engaging Customers in Waste Reduction

We have an opportunity to help our customers understand the importance of waste reduction - and to provide practical assistance as they take steps to reduce their own waste.

Plastic grocery bags present a large landfill problem, since they have only a 1% recycling rate worldwide. Delhaize Group offers reusable bags in all of our markets, but reducing customer reliance on single-use bags remains a challenge. While our banners have seen an increase in usage of reusable bags due to our pilot

NUMBER OF NON-REUSABLE

CARRIER BAGS DISTRIBUTED*

(in millions)

2 404 2 396 2 414

10 11 12

*Non-reusable carrier bags include photodegradable, oxo-biodegradable, biodegradable, paper and plastic bags programs and new bag lines, disposable bag usage has also risen.

In 2012, the Piccadilly banner launched Bulgaria’s first Rent-a-Bag program: Customers are charged a nominal fee to buy single-use plastic bags, and then re-funded the money if they bring the bags back on their next visit. Piccadilly then recycles the bags and reintroduces them in its stores. By the end of the year, the program reduced single-use plastic bag usage by 70%.

www. delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

Delhaize Serbia became the first major retailer in that country to introduce reusable bags. In mid-November the company launched a three-month test in two stores in Belgrade. For the first two weeks, it gave out reusable bags for free. In week three, it began charging for both reusable and disposable bags. Internal and external communications campaigns also informed customers and associates about the waste produced by plastic bags. Delhaize Serbia will evaluate the results of the program in 2013.

Fost Plus rewarded Delhaize Belgium with Greener Packaging Award for its efforts to reduce ecological impact of packaging.

To help customers reduce waste at home, Delhaize Belgium implemented a plan to reduce its packaging. In 2012, the company redesigned some product packaging to use more sustainable materials, such as FSC-certified cardboard. One packaging redesign reduced the amount of plastic used by 108 tonnes, reducing packaging weight. Delhaize Belgium also developed sustainable packaging guidelines, and launched programs to raise awareness of sustainable packaging among its packaging team and category managers. These efforts won the company a Greener Packaging Award.

On the recycling front, Tempo stores in Serbia partnered with packaging recyclers to start a customer awareness campaign. Beginning in May, stores put out special containers where customers and store associates could recycle packaging waste, and during a three-week promotion gave plant seedlings to everyone who brought recyclables. By the end of the year, stores had collected 1 487 kg of PET plastics, 703 kg of glass, and 26 kg of metal for recycling. Delhaize Serbia plans to keep the containers in place through 2013 and beyond, and expand the program to additional stores.

Mega Image, in Romania rolled out new recycling centers in 10 stores under the umbrella campaign, “This store protects the environment.” The banner also received an award for effective waste management from the Green Business Index. Alfa Beta, meanwhile, continued to expand its successful customer recycling center program, which aims to increase customer awareness about the benefits of recycling. Customers who participate in the program can earn discounts at Alfa Beta stores - or automatically donate the cash equivalent to “To Hamogelo Tou Paidiou”, a Greek children’s charity.

Mega Image: 3rd Place for Waste Management from Green Business Index.

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

FOOD WASTE

At least one third of the world's food goes to waste each year, creating an estimated 1.3 billion tonnes of landfill-bound garbage, according to the United Nations. In 2012, Delhaize Group addressed the challenge of reducing food waste directly.
In Europe and the U.S., our operating companies designed innovative campaigns to use, repurpose and donate food that would otherwise go to waste.

Delhaize America and Delhaize Belgium: recycled 14 484 tonnes of food waste, 9% increase compared to 2011.

Delhaize Belgium, a longtime partner of food banks, launched a test program in three cities to provide a daily selection of items, including fresh foods that had not reached their sell-by date, to local food organizations. Volunteers from Saint-Vincent de Paul Society arrived at the stores in the late afternoon to assemble the items for distribution that same day, providing healthy options for evening meals.

As part of Delhaize America's M2Z program, Food Lion and Bottom Dollar Food piloted food waste diversion programs in 2012. Two distribution centers and a number of stores in North Carolina, Virginia and New Jersey participated in the pilot programs. In May and June alone, one distribution center was able to divert more than 25 tons of food waste from landfills. Food Lion and Bottom Dollar Food will use the results of these tests to develop a permanent system for food waste diversion.

Meanwhile, 59 Hannaford stores contracted with a vendor to remove food waste and turn it into a retail compost product that is now sold at Hannaford stores - closing the loop for this resource. All Hannaford stores donate edible but unsalable food to local food kitchens, and many stores also have partnerships with farms, which can use as livestock feed excess food that cannot be donated.

While our companies created waste-reduction programs at the retail level, Delhaize Group made a formal commitment to raise public awareness of food waste in European markets. Along with other European companies participating in the Retailers' Environmental Action Programme (REAP), we pledged to produce two awareness campaigns by 2014 to help change consumer behavior regarding food consumption and waste. We have already taken a small first step, producing an article in *Delhaize magazine* that includes tips to help consumers reduce their own food waste. Delhaize Belgium's website also includes information on how customers can properly store refrigerated foods to keep them from going to waste.


Imagining fresh ways to avoid food waste
Making prime quality from 2nd choice
Fresh products for food banks
Result
Result
Outlook


L'art d'accomoder
le pain

www.delhaizegroup.com/sustainabilityreport/2012 SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // ZERO WASTE // 44

DELHAIZE GROUP

PERFORMANCE

HEALTHY LIFESTYLES

INTRODUCTION

We sell food, which is a source of nutrition and health for our customers, our associates and the communities in which we operate. We have held a longstanding commitment to help our associates and customers live healthier lifestyles and manage or prevent diseases and conditions such as obesity, diabetes and malnutrition.

Now, as we continue our journey to Supergood, we will further focus our efforts in this area to achieve our ambition of being one of the leading companies in supporting healthy lifestyles for associates and customers. We believe it is our responsibility as an employer to invest in the health of our associates by providing access to health and wellness education and emphasizing preventive healthcare. This focus not only helps associates lead better lives, it enhances our overall business strategy. Healthy associates are more productive, more creative and better positioned to serve customers.

We also promote the well-being of our customers through initiatives such as fitness competitions, healthy eating classes and screenings for disease. Some of our banners provide access to dietitians, guided nutritional tours and other programs to help customers navigate complex product choices. These efforts advance our mission to become a trusted source of health and wellness guidance for our customers. In addition, our efforts to encourage healthy lifestyles for associates and customers help us support The Consumer Goods Forum Board Resolutions on Health & Wellness. Read more about our commitment to these resolutions in the Sustainable Private Brands chapter of this report.

www.delhaizegroup.com/sustainabilityreport/2012

SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // HEALTHY LIFESTYLES // 45

DELHAIZE GROUP

Each banner creates its own health and wellness programs that are informed by local requests and community-based partnerships. When we have successes, we share them across our companies to encourage more innovations. Even as we allow banners to implement their own health and wellness innovations, we are developing a more consistent way to share best practices across companies. Another major challenge is determining the effectiveness of these programs, which is why we are working on creating performance standards that help evaluate program participation, health care savings and associate satisfaction.

Global

2020 AMBITION

We will be a leader in all of our local markets for empowering associates and customers to lead healthy lifestyles

RISKS & OPPORTUNITIES

RISKS

Reduced levels of customer service from unwell or dissatisfied associates

Not meeting the changing health and nutritional needs of our customers

Increased costs from associate absenteeism and work-related accidents

Decreased loyalty from associates and customers

OPPORTUNITIES

Raising awareness about healthy eating and becoming a trusted source of advice for our customers

Reducing costs through innovative associate wellbeing programs

Increasing associates’ performance through better physical and mental wellbeing

Reinforcing healthy lifestyles with our associates by piloting customer programs

www.delhaizegroup.com/sustainabilityreport/2012

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DELHAIZE GROUP

ASSOCIATES

To meet our global ambition, our operating companies and banners have implemented specialized programs to address their associates’ specific health and wellness concerns. Delhaize Serbia supplied its associates and immediate family members with health center discounts. It also offered a seven-day paid resort vacation for single-parent associates and their children under 14, to promote family bonding and reduce the stress that many lower-income families experience.

Delhaize Serbia, Bosnia and Herzegovina, and Montenegro offered additional support to families by creating educational workshops and personal development programs for associates’ children. Specific programs included information to help associates’ children select schools or find their first jobs, and classes that taught measures kids could take to protect the environment and promote sustainability.

Many initiatives focus on access to health and wellness information. For example, Delhaize America launched a “Know Your Numbers” program that encouraged associates to visit their primary care physician for important tests such as cholesterol, blood pressure and blood glucose levels. Delhaize America also designed a benefits portal to serve as a hub for associate health and wellness information. In 2013 the benefits portal will include a “dashboard” that displays data illustrating the operating company’s overall health status in several categories.

In addition, several Delhaize America locations provided access to nurses and dietitians, and sponsored Weight Watchers meetings. Sweetbay provided health information through a “Wellness Communications Board” at the corporate office, which educated associates on maintaining healthy lifestyles and taking a proactive approach to their health. Sweetbay also held “huddles” throughout the year to educate associates on a variety of health and wellness subjects.

Alfa Beta in Greece established a permanent collaboration with two independent medical centers to offer associates free or low-priced health care prevention screenings, such as cancer tests, allergy tests and general check-ups. More than 1 000 associates took advantage of the service.

For the 10th year, Alfa Beta offered its summer camp program for associates’ children. The camp allowed 600 children to spend three weeks in the country participating in a variety of sports.

Mega Image in Romania organized several massage sessions for corporate associates, with the goal of reducing stress and offering tips on staying in shape while working at a desk. Mega Image also began an internal communication campaign focused on healthy eating, the benefits of organic products such as its “Bio” private brand and the importance of sports and exercise.

Delhaize Belgium and Delhaize Group Corporate supported associates competing in several running events, such as the 20km of Brussels, the Brussels Marathon, the Midsummer Night Run in Ghent and the Think Pink Race for the Cure events, which were organized by a non-profit organization working to raise awareness of breast cancer in Belgium.

For more details about these programs and other health and wellness initiatives across Delhaize Group,

Read the case study “Health and Wellness Check-Up: Our Latest Efforts to Encourage Healthy Lifestyles.”

www.delhaizegroup.com/sustainabilityreport/2012 SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // HEALTHY LIFESTYLES // 47

DELHAIZE GROUP

CUSTOMERS

Encouraging our associates to live healthier lifestyles puts them in a better position to inform customers about health and wellness. Extending our wellness outreach to our customers helps them achieve healthier lifestyles and starts a valuable dialogue that can build loyalty. Throughout this process, we gain insight into our customers’ health needs and nutritional goals, as well as the products they want to buy. In 2012, our operating companies and banners created or continued several innovative customer outreach programs.

Super Indo stores in Indonesia continued to hold weekend aerobic exercise events, which attracted 50 to 100 customers in each of the 72 participating stores. They also held events several times a month to educate elementary school students about healthy foods and hygiene principles. In April and May of 2012, Super Indo partnered with Posyandu, a community-based health care organization, to offer health and nutrition counseling and vaccination events to mothers and their young children.

Delhaize Serbia partnered with UNICEF to create a healthy eating campaign targeting young children and adolescents. Messages about healthy eating were promoted in Maxi stores, and on the Maxi website and Facebook page. To raise awareness for the program Delhaize Serbia also held a cooking workshop with a Belgrade kindergarten class. The UNICEF partnership will continue in 2013, when Delhaize Serbia plans to coordinate with the Ministry of Health to provide nutrition training in 30 health centers.

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DELHAIZE GROUP

Delhaize Belgium piloted two approaches to educating customers about nutrition and healthy living. One approach used registered dietitians to provide guided tours of stores. In another effort, stores displayed educational materials, including healthy recipe ideas, and access to dietitians who could answer questions about healthy eating. Both programs demonstrated that customers were seeking practical advice for incorporating healthy foods into their lifestyles.

Delhaize Belgium also began producing a new customer magazine called Delhaize, which includes information on the quality of the food available in its stores and covers nutrition, wellness and healthy living, among other topics. Delhaize Belgium joined several other banners, including Hannaford in the U.S. and Alfa Beta in Greece, that produce similar magazines.

Mega Image in Romania created a section called “The Specialist’s Advice” for its customer newsletter. The new, permanent section features a nutritionist providing expert guidance on nutrition and healthy eating, “Bio” (organic) products and other wellness topics. The banner also developed a special section on its website dedicated to recipes and advice for healthy living.

Delhaize America continued to advance the Guiding Stars program, which awards a product one to three stars depending on how it meets nutritional guidelines. The company completed the process of adding Guiding Stars icons on all private brand products that earned stars, which you can read about in the Sustainable Private Brands chapter of this report. The company also secured patent protection for the Guiding Stars algorithm in the U.S. and Canada, and licensed the program to the largest retailer in Canada.

In its own stores, Delhaize America focused on educating customers about how the program can help them quickly assess the relative nutritional profile of products and make healthier choices.

Delhaize America released a new Guiding Stars iPhone app that lets customers scan barcodes to receive nutritional information on products. It also released data showing how the Guiding Stars program has influenced the marketplace since its launch in 2006: Roughly one-third of the 100 000 private brand and national products in the Guiding Stars database - including products sold at Delhaize America stores and at other companies that use Guiding Stars - now earn at least one star. That’s up from just one quarter of products five years ago.

Delhaize America’s Hannaford banner provided shoppers with in-store dietitians to answer their health questions and to assist them in making healthier choices. Partnerships with a number of national brands helped defray the cost of this service, which was highly valued by Hannaford customers. Hannaford also teamed with a local marathoner and Olympic gold medalist for the “No Finish Line” event, in which 50 individuals who had shared stories about their inspiration for jogging participated in a run with the Olympic celebrity.

For more details about these programs and other health and wellness initiatives across Delhaize Group, read the case study “Health and Wellness Check-Up: Our Latest Efforts to Encourage Healthy Lifestyles.”

Guiding Stars

good idea

stir in goodness

Add your favorite healthy stir-ins to your yogurt: frozen berries, dried fruit and granola, or fresh apple or banana chunks.

Have questions about allergies?

www.delhaizegroup.com/sustainabilityreport/2012 SUSTAINABILITY PROGRESS REPORT 2012 // PERFORMANCE // HEALTHY LIFESTYLES // 49

DELHAIZE GROUP

PERFORMANCE

ASSOCIATE DIVERSITY

INTRODUCTION

As a global food retailer, we operate in a diverse range of communities and serve customers from all backgrounds and walks of life. Our business is strengthened when associates with different backgrounds, experiences and perspectives come together to serve our customers, so we are committed to developing an associate base that reflects and values the diversity of those communities.

Fostering diversity strengthens our business, helping us recruit, develop and retain strong associates who contribute to a culture of innovation, creativity and performance. A diverse associate base also creates greater affinity with our customers, and helps us fill our stores with a mix of people and products that represent the unique characteristics of our communities.

We recognize that diversity is broader than gender or race - it’s all-inclusive. So we seek associates with a combination of genders, races, educational backgrounds, ages, cultures, sexual orientations, life circumstances, thinking styles and interests. All of our operating companies are committed to this focus on associate diversity, as is our Board of Directors. A second woman joined the Board in 2012, and a third woman will join in 2013. For this report we have chosen to highlight the work done at Delhaize America.

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DELHAIZE GROUP

Delhaize America has made significant progress on Diversity and Inclusion issues, having developed a strategy, structure and programs to promote a diverse associate base. But as demographics change in our other regions - such as Europe, which is experiencing significant population migration - the progress made by Delhaize America will help us identify approaches that can be adapted for our entire organization as we pursue our objective of establishing a Global Charter on Diversity for Delhaize Group. We know there will be challenges along the way. For example, diversity in Greece or Indonesia will look quite different than diversity in the U.S. But we are committed to developing strategies and programs that are best suited to the local needs of each of our communities.

Global

2020

AMBITION

We will embrace and foster Diversity and Inclusion across our business, and our associates will reflect the diversity of the communities in which we operate our 2020

GOALS

& PROGRESS

GOAL: DIVERSITY & INCLUSION

Develop and implement Diversity & Inclusion plans across all our operating companies

2012 PROGRESS

Delhaize America: Diversity & Inclusion plan in place, initiated cultural competence training

RISKS &

OPPORTUNITIES

RISKS

Losing or not attracting talent, resulting in higher turnover rates

A workforce that does not reflect the local communities

Customer perception that our associates do not represent their interests and values

OPPORTUNITIES

Creating closer connections with the customers we serve

Finding innovative solutions by fostering diversity of thought among associates

Increasing loyalty by developing a diverse workforce with equal opportunities

Creating a high performing workforce fueled by an open and inclusive work environment

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DELHAIZE GROUP

DIVERSITY & INCLUSION

Delhaize America continued to advance its Diversity and Inclusion strategy in 2012. One focus area was helping associates understand the value of “diversity of thought” - the idea that people may approach the same question, problem or opportunity with unique ideas based on their different backgrounds. Embracing diversity of thought encourages creative thinking about distribution, product development and assortment, customer interactions and other aspects of our business.

our 2020

GOALS

& PROGRESS

GOAL: DIVERSITY & INCLUSION

Develop and implement Diversity & Inclusion plans across all our operating companies

2012 PROGRESS

Delhaize America: Diversity & Inclusion plan in place, initiated cultural competence training

Delhaize America included the “diversity of thought” concept during the 2012 cultural competence training delivered to several groups, including managers from Food Lion’s southern region and Bottom Dollar Food field managers. Cultural competence education teaches managers the value of having knowledge and awareness of their own culture and the cultures of others, as well as being mindful and respectful of the cultural differences in our associate and customer base. This understanding helps change behavior and develops skills that enable managers to value and empower a diverse associate base, with the goal of satisfying customers by meeting their diverse needs. Through cultural competence, we are creating an inclusive marketplace and workplace for all of our customers and associates.

Encouraging deeper associate engagement on diversity issues was another focus area in 2012, which is why Delhaize America surveyed associates at all its banners about their experience with the company. The results of those surveys are being analyzed in 2013 to identify where Delhaize America should focus additional associate engagement efforts related to Diversity and Inclusion.

Delhaize America: 27% of associates from ethnic minorities.

Delhaize America also developed an associate engagement tool, the “Diversity and Inclusion Retail Continuum”, to illustrate how our organization is evolving into a more welcoming, inclusive and productive environment for associates and customers. The continuum uses phases such as “Awareness of,” “Integrating,” “Practicing” and “Leveraging” diversity to create a productive, profitable and welcoming environment. The continuum can be used to help associates assess their own or their store’s progress in creating a diverse and inclusive workplace. The teaching tool was used in several settings, including manager meetings with Sweetbay’s president, Mike Vail.

Delhaize America’s Diversity and Inclusion Councils and Business Resource Groups (BRGs) also identified opportunities to incorporate a Diversity and Inclusion agenda in business operations, and to engage associates on diversity issues. For example, Sweetbay’s Diversity and Inclusion Council helped coordinate an initiative to strengthen ties with the Latino community through changes to product mix and merchandising, special events and outreach to Latino radio, television and community organizations.

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DELHAIZE GROUP

Delhaize America’s Distribution/Transportation Operations developed Diversity and Inclusion training programs for associates and participated in events such as tutoring at a local elementary school, celebrating Hispanic/Latino cultural heritage and participating in recruiting efforts to attract a diverse associate base.

At Food Lion, BRGs focused on the interests and issues of 10 different groups: African American; Asian Pacific; dis-Abilities; Friends LGBTA (Lesbian, Gay, Bisexual, Transgender and Allied Associates); Generations; Hispanic/Latino; Native American; Veterans and Military Personnel; White Male; and Women. All BRGs are open to any associate who is interested in Diversity and Inclusion. Here are a few examples of the many activities and events sponsored by the BRGs in 2012:

The Veterans and Military Personnel BRG developed a Veterans Day promotion that gave a 12% discount for veterans and active military personnel at Food Lion, Harveys and Reid’s stores, which resulted in USD 414 000 in discounts to nearly 81 000 customers. Food Lion also donated USD 925 000 to the non-profit Wounded Warrior Project.

The Friends LGBTA BRG supported local Pride celebrations in several communities, as well as participating in events with national organizations such as PFLAG (Parents, Family and Friends of Lesbians and Gays) National, Straight For Equality, and HRC (Human Rights Campaign). In addition, 2012 was the second year that Delhaize America scored 100% on the HRC Corporate Equality Index, which identifies the company as one of the best places to work for LGBT people.

The Women’s BRG organized clothing drives and provided donations to women’s shelters. The BRG also continued its affiliation with NEW (the Network of Executive Women), with Meg Ham, president of Bottom Dollar Food, serving on the NEW Board of Directors.

The African American BRG hosted back-to-school events at local colleges and universities, providing gift bags for students and signing up new shoppers for Food Lion’s MVP customer card. The BRG also partnered with a local middle school for a program that encouraged healthy eating habits and distributed fresh fruit during students’ lunch break.

@

Read in our case study “Welcome to the Neighborhood: Bottom Dollar Food’s Local Approach to Diversity” how we tailor our stores to the unique characteristics of a new location.

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DELHAIZE GROUP

PERFORMANCE

EVERYDAY PRACTICES

INTRODUCTION

The centerpiece of our 2020 Ambition and our journey to Supergood is a series of major goals for key sustainability initiatives. We understand that to become a sustainability leader in all our markets, we also must maintain a core set of business practices that extend beyond these strategic priorities.

Dow Jones

Sustainability Indexes

Member 2012/13

To ensure we continue to uphold best practices in sustainability across our business, we carry over goals from our previous strategy that ensure strong management of our environmental and social impacts. We have made good progress on maintaining these standards already, evidenced by our 2012 inclusion in the Dow Jones Sustainability Index (DJSI) at the World and European levels, and our recognition by CDP Carbon Disclosure Project as a member of the Benelux Leadership Index.

The DJSI scores companies according to several sustainability benchmarks based on economic, environmental and social criteria, which are helping shape best practices for a sustainable business. We will use this index, as well as other emerging sustainability benchmarks, to monitor our progress in those areas and to consider whether other everyday goals are needed on our journey to Supergood.

To further focus our efforts, we have organized our goals for everyday sustainability practices into four areas: food safety, associate development, community engagement and greenhouse gas emissions. We are continually testing innovative approaches and refining techniques to achieve our goals in each of those areas. But we also have to balance those efforts with the requirements of running a successful global business.

For example, even as we improved our associate training and development programs in 2012, we also had to make business decisions that resulted in many associates losing their jobs. Difficult economic conditions and changes in brand strategies led to store closings and reorganization of some executive teams. But our commitment to supporting our associates meant we offered help finding associates new opportunities within Delhaize Group, or assistance in their efforts to find new jobs elsewhere.

These types of changes are part of the evolution of a large, global business. But our Everyday Practices are in place to help ensure that our core operations align with sustainability standards. We also are committed to remaining on the DJSI, which means we must keep pace with other companies as they improve their own sustainability efforts. Our Everyday goals will keep us focused on maintaining and improving our best practices in these crucial areas, even as we pursue our most strategic goals.

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DELHAIZE GROUP

Global 2020 AMBITION

We will maintain everyday sustainable business practices as a foundation for our operations our 2020 GOALS & PROGRESS

GOAL: ASSOCIATE DEVELOPMENT	2012 PROGRESS
Ensure that all associates go through an annual documented performance dialogue process	79% of associates received documented performance dialogues

GOALS: GREENHOUSE GAS EMISSIONS	2012 PROGRESS
Group 20% reduction in CO_2 equivalent emissions per m² sales area (against 2008 baseline)	7% reduction since 2008
Switch refrigerants from ozone-depleting substances (ODS) such as CFCs and HCFCs to ozone-friendly HFCs or other refrigerants throughout the Group, while minimizing global warming potential (GWP)	50% of total refrigerants used were ozone-friendly

RISKS & OPPORTUNITIES

RISKS

- Failing to comply with environmental and social regulations
- Losing consumer trust in our ability to maintain basic sustainability practices
- Inconsistent performance from different departments or operating companies within the Group
- Lack of understanding and/or credibility from associates and their relationship with customers

OPPORTUNITIES

- Increasing associate satisfaction through better engagement in sustainability actions that contribute to the company's reputation and results
- Building the company's position in the "sustainability-minded" business environment
- Showing value from embedding sustainability actions in the business

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DELHAIZE GROUP

FOOD SAFETY

Rigorous food safety standards are central to our business across the globe. They build trust among our customers and inspire loyalty from our associates. Over the years, our holistic approach to food safety has led us to work toward best-in-class status in our industry. That means we invest in extensive auditing of our systems, share best practices across our operating companies and collaborate with our suppliers. And we maintain our rigorous, transparent and comprehensive approach to food safety even as we grow.

Across the Business

In 2012: food safety audits conducted in 98% of company-operated stores.

Audits of our food safety systems help ensure that we continue to meet or exceed high standards for food safety. In 2012, we reviewed our food safety audit tracking systems and determined that we could collect more accurate data by distinguishing between different types of food safety audits. As a result, we are now able to more accurately track progress on our Group food safety goal.

We maintain our focus on food safety in all aspects of our business, including distribution, transportation, warehouses and retail stores, as well as in the development and production of our private brand products. As part of this effort, we have continued to work with Diversey Consulting, a global food safety firm, which in 2012 conducted a benchmark assessment of the food safety systems across our global supply chain and in our retail stores.

Delhaize Europe and Delhaize America: completed food safety benchmark of operations and demonstrated continued improvement.

The assessment found that progress has been made at all operating companies, strengthening Delhaize Group’s approach to food safety across the board. Delhaize America introduced a number of initiatives to standardize its food safety practices, with an emphasis on sharing best practices. The assessment found that all of Delhaize America’s banners have strengthened elements of their food safety management systems since the last assessment in 2009. In fact, Delhaize America banners met or exceeded the U.S. retail industry benchmark on 95% of the indicators that were tracked.

Mega Image in Romania was recognized for its accomplishments, moving from a food safety program that was in the early stages of development to a comprehensive, fully integrated program in just three years. Delhaize Belgium and Alfa Beta in Greece also enhanced their food safety management systems, improving from a solid foundation to “best in class” on several measures. In Belgium and Greece, the number of audits increased at company-operated stores. Delhaize Belgium also increased the number of audits at its affiliated stores, which are owned by independent operators. Though affiliated owners manage their own food safety programs, we have invited them to participate in the benchmarking process as they are able to do so.

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DELHAIZE GROUP



Though our operations in Serbia and Bulgaria were new to the assessment process, the auditor found that their food safety management systems are well established. In particular, the auditor noted that quality is seen as a competitive advantage in Delhaize Serbia's local market, and its food safety standards and systems are well defined. Our operations in Indonesia did not participate in the benchmarking process, as Super Indo had just completed its first round of benchmarking in 2011. Super Indo stores will be included in future efforts.

Separately, Delhaize Group sponsored the development of PAS 221, the first globally accepted specification document for prerequisite food safety programs exclusively written for the retail sector. In 2012, public comments were solicited on the draft document, which was then finalized. The PAS 221 was facilitated by and published under license from The British Standards Institution.

Alfa Beta's Oinofita Warehouse has been certified to ISO 22000:2005, the international food safety management standard.

Delhaize Belgium improved the food safety auditing of distribution centers, using a single centralized system to drive the entire supply chain. Implementation of these auto-control standards is required, but Delhaize Belgium has also pursued voluntary certification of its food safety requirements via a system of audits. All company-operated stores at Delhaize Belgium are audited by external, independent auditing organizations.


PAS 221:2013
Prerequisite programmes for food safety in food retail – Specification
DELHAIZE GROUP
bsi.

Alfa Beta: 90% of company-operated stores audited.

Delhaize Belgium: 95% of affiliated stores audited.

Delhaize America, Delhaize Belgium, Mega Image: 100% of company-operated stores audited.

Today, all of Delhaize Belgium's company-operated stores and warehouses, as well as 95% of affiliated stores, are certified. These locations also participate in targeted trainings to address issues that arise during the audit process.

Each of our operating companies also educates consumers about food safety. See the food safety tips we provide for customers at our operating companies' websites.

Alfa Beta: 2012 Excellence Award for Quality Assurance Systems.

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DELHAIZE GROUP

ASSOCIATE DEVELOPMENT

With 158 000 associates worldwide, our company’s success depends on our ability to attract and retain the best talent. For several years we have pursued this objective with an associate development strategy designed to help our associates feel personally invested in our business and progress in their own careers.

That, in turn, helps reduce turnover rates, strengthens our culture and improves stability.

Our commitments include providing training programs, to help associates at all levels of the company develop skills, to improve their performance and put them in position to advance their careers with Delhaize Group. In spite of difficult economic conditions, we continued to deliver training to our associates. We provided opportunities for associates to work in different areas of the company to further expand their knowledge and skill sets.

We also improved our annual performance dialogue process to better ensure that associates receive the appraisal and feedback they need to continually improve. And we continue to foster associate development through our commitment to Diversity and Inclusion, an area that we have prioritized for improvement across the Group as part of our 2020 Ambition.

As we continue on our journey to Super-good, we will further engage our associates in matters of company values and strategy, and look for ways to improve our associate development initiatives.

We know we will become a sustainability leader in all our markets by 2020 with the help of our associates, which is why we are so focused on creating an engaged and high-performing workforce.

Creating a Performance Culture

our 2020

GOALS

& PROGRESS

GOAL: ASSOCIATE DEVELOPMENT

Ensure that all associates go through an annual documented performance dialogue process

2012 PROGRESS

79% of associates received documented performance dialogues

Since 2010, we have pursued a Group-wide strategy for associate development that focuses on how we administer training and assessments, and how we establish and measure progress toward performance management goals. In 2012, we strengthened that strategy by rolling out a new Integrated Performance Management (IPM) process. This process standardizes the approach for measuring the performance and potential of employees at the Director level and above across the entire Group.

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DELHAIZE GROUP

The IPM process asks associates to set their own annual targets based on the Group’s overall strategic priorities and values. Associates review these targets with their supervisor each quarter, and as part of the annual performance dialogue process. Our goal is to measure what we are trying to achieve, and to identify how we meet those targets and the know-how we develop along the way. That information will help us build succession plans and identify opportunities for promotions and talent development.

As part of the IPM process, we analyzed the standard practices for executing performance dialogues across each of our operating companies. This analysis helped us make recommendations on systems, appraisal quality and leadership expectations.

% ASSOCIATES WITH AN ANNUAL DOCUMENTED PERFORMANCE DIALOGUE

73%

79%

79%

10

11

12

We know that we need to continue to build our leaders’ capacity to deliver high-quality, candid assessments of individual associates’ performances. Exploring ways to shape less subjective, more results-driven assessments can ensure that our appraisals are effective tools for driving performance. In addition to the IPM process mentioned above, Delhaize America asked corporate managers to conduct mid-year performance check-ins with all corporate associates, and recommended that all corporate associates have formal goals set for 2012. To kick off 2013, Delhaize America corporate associates will set goals for the year, and those goals will be evaluated at midyear and at year-end. Delhaize Serbia also uses a local performance dialogue process in addition to the IPM. This local review is conducted for all employees at management level and below.

Training and Talent Development

The ability to develop and retain the best talent is critical for the success of a retail business with 158 000 associates.

Delhaize Group 2012 retention rate: 72%.

Providing opportunities for growth and advancement helps our associates feel more invested in our company, which can improve performance and reduce turnover. To that end, we employ a variety of training tools for our associates, including in-person courses at our facilities, computer-based training and external courses. These efforts resulted in more than 60% of associates receiving in-person or computer-based training in 2012.

In 2012, we accepted nine young people into the third class of Delhaize Group’s International Graduate Trainee Program. Since 2010, this program has offered talented graduates or newly hired young associates an opportunity to develop their leadership potential in an international environment. Trainees participate in three assignments that last for six months each: Retail operations training in their home country; an international project in a corporate office; and a business support role in another corporate office. These assignments give trainees a thorough grounding in the international scope of Delhaize Group and the breadth of our operations.

The three trainees from the inaugural 2010 class are now starting their first post-training positions across Delhaize Group, while the 2011 class is close to finishing its 18-month rotations. The 2012 class is going abroad for its international assignment, and we are recruiting the fourth class for 2013. We have seen the number of applications increase gradually over the years, from 597 in 2010 to 1 018 in 2012. Promoting this development program through Facebook has helped ensure we reach our target audience of recent college graduates. Posts on our own pages and Facebook ads help drive traffic to the program’s website, where candidates can apply and ask their friends to recommend them via Facebook.

% ASSOCIATES WHO RECEIVED A TRAINING

44%

47%

59%

59%

66%

62%

10

11

12

instructor-led training

computer based training

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DELHAIZE GROUP

Our operating companies also manage their own training and development strategies. For example, Delhaize Serbia, Bosnia and Herzegovina, and Montenegro adopted the Delhaize Group Store Management Development program, which gave 688 associates - current store managers and future managers - the opportunity to build skills and develop professionally.

From this Store Management Development program, Delhaize Serbia, Bosnia and Herzegovina, and Montenegro created two development programs for managers and directors: the Management Development Program (MDP) and the Leadership Development Program (LDP). The MDP aims to develop the potential and skills of managers and improve competencies in accordance with Delhaize Group’s management competency model. The company plans more than 3 000 training hours in 2013. The LDP aims to develop a strong complement of local leaders to help achieve business goals. More than 1 800 training hours are planned for 2013.

In addition, 1 800 people in Serbia, Bosnia and Herzegovina, and Montenegro applied to Delhaize Serbia’s Retail Management Training Program. The selected associates participate in a two-year development program to help develop their careers and groom them as future leaders.

SMYA

2011

DELHAIZE GROUP

Fred Marlin (center), first Delhaize Group Store Manager of the year, receives the award from R Hodge (CEO Delhaize America - left) and M Vail (President and COO Sweetbay)

Delhaize Group’s first Store Manager of the Year Award (2011 awarded in 2012) to Fred Marlin, store manager of The Villages Sweetbay Supermarket.

Another example of new training initiatives comes from Delhaize America, which created a program called “Leading Through Transition” for all salaried leaders. The program offers a series of learning experiences focused on dealing with the impact of change on individuals and the organization.

Additionally, Delhaize America University created six new individual leadership courses open to anyone currently in a leadership role or aspiring to become a leader. These courses, offered through in-person sessions and in an online course, cover issues such as communication, leading others, leading into resistance and working through transitions.

Delhaize Group launched the Store Manager of the Year Award program as a way to recognize and celebrate the important role store managers play in growing a stronger business, associates and communities every day. Eight store managers who had been named Store Manager of the Year at their individual banners were finalists for the first Group-wide award. Beyond earning the title of Delhaize Group Store Manager of the Year, the winner also received an invitation to participate in Oracle, Delhaize Group’s week-long spring leadership intensive retreat. Delhaize Group will cover air-fare and accommodations to allow for a weeklong vacation in Oracle’s destination city.

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DELHAIZE GROUP

COMMUNITY

We operate a global business that is built on a foundation of local stores. Our business can only be strong and sustainable when the communities we serve are strong and sustainable. For that reason, we have long used our skills and resources as a local retailer to improve the communities we serve.

We believe a Supergood company is also a Super*local* company, which is why our business has both a global strategy and a local go-to-market strategy. As part of that local strategy, each of our banners develops a local approach to community engagement. Our commitments range from efforts to source products from local suppliers to direct involvement with local community organizations and events. We support these organizations and events through financial donations and sponsorships, as well as with food donations that help feed our neighbors while reducing the amount of unsold product we have to dispose of when it reaches its sell-by date.

We also have another amazing asset to share: Our 158 000 associates. Our banners directly support and promote volunteering efforts, while also encouraging associates to volunteer their time, energy, ideas and enthusiasm to other community efforts that they find meaningful.

Engaging in our communities is good for our business. It creates better relationships with customers and helps make our associates proud to work for us. As we aspire to be a Supergood company, we will focus on new ways we can help our communities every day.


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Donations

Food security is a significant concern in our communities. Resource scarcity is driving up commodity prices at the same time that the economy is suffering in many of the regions we serve. In response, our banners continued to make direct food donations and sponsored community food drives within their store networks. In 2012, those donations totaled 22 000 tonnes of food to schools, charities and food banks.

	2010	2011	2012
Products donated (thousand tonnes)	20	22	22
Direct cash donation to charities (EUR million)	4	4	3
Percentage of direct cash donations on pre-tax profit	0.5%	0.7%	0.9%

Banners partnered with existing food banks or created food banks where they were lacking. For example, Delhaize Bulgaria's Piccadilly banner co-founded the Bulgarian Food Bank, which in August began distributing food to those in need.

In addition to donating more than 8 000 kg of food so far, Piccadilly has taken an integral role in structuring the food bank's business protocols and supporting its warehouse and logistics systems.

Българска Хранителна Банка

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DELHAIZE GROUP

Delhaize Serbia's Maxi stores made monthly food bank donations and contributed more than 30 000 kg of food to a Red Cross soup kitchen in Vrajne, which was enough to serve 1 396 hungry people. Delhaize Montenegro began a similar cooperation with Food Bank Montenegro in 2012, and marked World Poverty Day on 16 October by holding a food drive at four large stores. The effort collected more than 800 food packages for the poorest families in Montenegro.

Delhaize Belgium and Luxembourg coordinated deliveries to local food banks at the store level. For example, Delhaize Belgium provided 373 818 meals. Delhaize Belgium also started a three-store pilot program to standardize surplus food donations. The system provides fresh food that is approaching its sell-by date, food in damaged boxes and other surplus food to groups that can redistribute those products to the needy on the same day. The pilot program quickly expanded to eight stores, and Delhaize Belgium hopes to roll out this program to more stores in 2013.

@ To learn more about this program, read the case study, **"A Fast Turnaround for Food Donations."**


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In Greece, where the economic crisis has pushed many families into poverty, Alfa Beta continued to partner with the Hellenic Food Bank to donate food from Alfa Beta warehouses and to collect in-store donations to support local food banks. Alfa Beta also continued its partnership with SKAI TV and the Greek Church to distribute customer-donated food and goods to needy families and soup kitchens. In December 2012, Alfa Beta sponsored a Christmas dinner for 3 000 families.

In Romania, Mega Image continued its partnership with the Red Cross to assist people living in poverty by holding food drives and fundraising campaigns in its stores. Mega Image also donated food directly to several charities that provide support for children. And following heavy snows at the beginning of 2012, Mega Image donated food to several organizations that distributed it to people across the country who were unable to leave their villages to buy basic supplies.

Delhaize America continued its longstanding relationship with Feeding America. Throughout the year, all banners provided support for Feeding America initiatives in their local communities, such as food drives that collected donations for Feeding America food banks. In addition, Delhaize America focused its food donation programs on two important areas: Feeding hungry children and providing meals for families in need around the holidays.


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Leaf

For example, Food Lion, Hannaford, Bottom Dollar Food and Sweetbay participated in "backpacks for kids" programs, which provide local school children from food-insecure families with a backpack of food to eat on nights and weekends. These initiatives provided USD 132 500 in total donations for backpack programs in Delhaize America's operating area. The banners also continued their boxed-meal programs, which encourage customers to purchase and donate a box of food containing a mix of ingredients to make a meal. These programs provided 323 000 boxes of food to needy families.

Delhaize America: provided the equivalent of 9 million meals.

In addition, our operating companies and banners provided cash donations and sponsorships to other local events, non-profit partners, and causes that are important to their local communities. For example, in 2012 Delhaize America's Hannaford banner gave USD 200 000 to the Albany Medical Center to expand that facility's neonatal center. Super Indo in Indonesia, partnered with a local non-profit organization, the Kick Andy Foundation, to provide underprivileged children access to a better education. Super Indo donated the equivalent of EUR 800 and collected donations worth the equivalent of EUR 106 000 through a customer fundraising program to a help a school improve its facilities.


GRAND OPENING

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DELHAIZE GROUP

In Europe, Delhaize Group provides additional donations through the Delhaize Group Fund, a charitable fund created in 2008 to support initiatives that foster integration in the communities in which we operate. In 2012, the Fund awarded a total of EUR 150 000 in grants to 32 initiatives in Belgium and Luxembourg.

The Delhaize Group Fund Jury then selected five of those projects as “exemplary award” winners for 2012, and invited associates in Belgium and Luxembourg to vote for their favorite project among the five. Associates selected a community gardening program in Luxembourg for the 2012 “Delhaize Associates’ Prize,” which doubled the size of the grant the project received.

Beth Newlands Campbell, President of Hannaford, received the 2012 Hon. Edmund S. Muskie Access to Justice Award - presented annually to individuals in the community who demonstrate a strong commitment to the public good.

Community Service

Delhaize Group associates often work to make a difference in their local communities. We actively support these community service efforts, and publicly recognize our associates who are leading volunteers. We also encourage our customers to volunteer to support local organizations, or take part in community events and initiatives.

There are so many of these volunteering events across our Group each year that we cannot list them all in this report. But here are a few highlights from 2012:

Delhaize Belgium organized “What’s Up? Clean Up!”, an initiative that attracted more than 17 000 volunteers to clean 634 public sites across the country. The effort collected 20 185 bags of trash (each of which held approximately 50 liters of garbage) and raised awareness among associates and customers about the importance of waste reduction. Read more about Delhaize Group’s commitment to waste reduction in the Zero Waste section of this report.

Alfa Beta completed its second year of sponsoring associate-led volunteering campaigns. In 2012, more than 3 750 volunteers participated in 148 initiatives, such as local beach clean-ups and a campaign to collect food and clothes for an orphanage in Thessaloniki. The number of associates participating in these actions increased more than 25% over 2011.

Mega Image launched its first volunteer initiatives with three projects to benefit the community and the environment. These efforts included resource management education in schools, a tree-planting initiative in two cities and a carbon footprint reduction program that will continue in 2013. More than 100 employees volunteered to take part in these activities. Mega Image also created an innovative program to spread the message of environmental protection to children. The program placed a spaceship in the middle of a park and invited children on board for an educational “trip to space” to learn about natural resource management.

Delhaize America associates also were busy with community service efforts throughout the year. For example, 85 Food Lion associates provided food for roughly 1 300 volunteers cleaning up a river in the Lake Wylie Riversweep in North Carolina and South Carolina. Associates in South Portland (Maine) participated in a local clean-up day that covered three miles of the city and collected enough trash to fill 180 bags. Meanwhile, Sweetbay associates regularly volunteered to help distribute food at various Feeding America food banks.

Super Indo hosted several in-store blood drives throughout the year, which resulted in more than 10% of all associates donating blood. Super Indo also sponsored multiple customer donation programs, including a book donation campaign that is scheduled to continue through March 2013.

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DELHAIZE GROUP

GREENHOUSE GAS EMISSIONS

Delhaize Group has 2 749 company-operated stores worldwide. As a result, the majority of our carbon footprint comes from energy use. In addition, our refrigerant emissions produce harmful greenhouse gases. Our journey to Supergood includes our continued dedication to reducing these impacts: By 2020, we aim to reduce our greenhouse gas emissions per square meter sales area by 20% compared to the baseline figures we established in 2008.

EMISSIONS BY FACILITY TYPE

0.5%

5.9%

0.8%

4.4%

88.4%

Stores

Distribution Centers

Offices

Product Transportation

Travel

EMISSIONS BY SOURCE

Energy

Refrigerants

Travel &

Product Transport

31.9%

61.3%

6.8%

CO2 EQUIVALENT EMISSIONS

PER M2 SALES, TONNES CO2

640 633 639 613 592

0 0 0 0 0

08 09 10 11 12

We continued to make progress toward that goal in 2012. For the third year in a row, we submitted our emissions figures to CDP (Carbon Disclosure Project), and based on the quality and transparency of our efforts, Delhaize Group was included in the 2012 Leadership Index for Benelux companies. While global carbon dioxide emissions, the main cause of climate change, hit record highs in 2012, Delhaize Group’s emissions fell 10% compared to 2011.

Delhaize Group is committed to investing in cost-effective energy efficiency projects. We maintained good investment levels in 2012, using common metrics that allow us to track the financial and energy efficiency impacts of the changes we adopt. We have continued installing LED lighting, putting doors on refrigerated cases and replacing conventional power sources with solar panels.

Likewise, we remain committed to the complex long-term project of reducing our refrigerant emissions. In the short- to medium-term, switching from ozone-depleting to ozone-friendly refrigerants can actually increase emissions. We are working across the Group to reverse this trend by addressing refrigerant leaks promptly and testing innovative applications of natural and lower-emission refrigerants.

@

To learn more about our work on natural refrigerants, read our case study, “Cool Technology: Advancing the Use of Natural Refrigerants.”

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DELHAIZE GROUP

Product transportation also contributes to our greenhouse gas emissions. Several of our operating companies have improved their transport efficiency, with initiatives ranging from the use of alternative fuel sources to rescheduling deliveries to reduce traffic and pollution.

our 2020

GOALS

& PROGRESS

GOALS: GREENHOUSE GAS EMISSIONS

Group 20% reduction in CO2 equivalent emissions per m2 sales area (against 2008 baseline)

Switch refrigerants from ozone-depleting substances (ODS) such as CFCs and HCFCs to ozone-friendly HFCs or other refrigerants throughout the Group, while minimizing global warming potential (GWP)

2012 PROGRESS

7% reduction since 2008

50% of total refrigerants used were ozone-friendly

Energy

WWF’s Earth Hour took place on March 31, 2012. At 8:30 pm local time, people, businesses and governments in more than 7 000 cities in 152 countries around the world shut off their lights for an hour to show their commitment to energy conservation. Delhaize Serbia and Alfa Beta in Greece were proud to be among them.

Delhaize Group’s commitment to energy conservation was significantly more than symbolic, however. Our stores continued to invest in energy-saving upgrades in 2012. Delhaize Bulgaria replaced T8 lamps with higher-efficiency T5 lamps in six stores, and installed doors on refrigerated and freezer cases in eight stores to minimize energy consumption. In 2013, Delhaize Bulgaria will continue these energy upgrades, with installation of higher efficiency lamps planned for nine stores and doors for refrigerated and freezer cases in 20 stores.

As part of Delhaize Belgium’s “Energy Plan 2020,” its banners replaced neon lights with energy-efficient LED lighting in refrigerated cases in 118 stores, and in storage rooms in 67 stores. In addition, all Delhaize Belgium stores reduced the amount of lighting that remains on during store closing hours. In the U.S., Food Lion retrofitted 108 more stores with doors on medium-temperature cases, and 305 more stores with LED lamps. Food Lion also installed strip curtains in coolers and freezers in 200 stores.

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DELHAIZE GROUP

Other operating companies took steps in 2012 to evaluate their energy efficiency and highlight areas for improvement. Delhaize Serbia made a detailed analysis of electrical consumption in one of its remodeled stores in Belgrade. It plans to use this information as a baseline for energy savings for all stores of a similar format. Delhaize Bulgaria replaced lamps in several stores and added doors to refrigerated cases. Alfa Beta, meanwhile, began taking part in iSERVcmb, a monitoring and benchmarking program for corporate and other organizational heating, ventilation and air conditioning systems in EU member states. During the three-year program, Alfa Beta will assess the air quality, energy efficiency and best practices of its air-conditioned facilities.

Alfa Beta’s first green store, which opened in 2010 in the north of Athens, was awarded BREEAM international certification, an environmental assessment method and rating system for buildings. The Building Research Establishment Environmental Assessment Method (BREEAM) sets the standard for best practices in sustainable building design, construction and operation.

Two Hannaford stores received LEED for Existing Buildings Operations & Maintenance certification.

In total, 10 U.S. stores are now LEED certified.

In May 2012, Mega Image launched a green energy campaign, becoming the first food retailer in Romania to use renewable energy. The banner purchased renewable energy certificates covering 25% of its total energy needs. Mega Image plans to increase this figure in the future.

Refrigerants

Three years ago, Delhaize Group’s refrigeration systems accounted for approximately 844 000 tonnes of CO2 equivalent emissions. During 2010 and 2011, those emissions increased. But in 2012, that figure dropped to 835 000 tonnes of CO2 equivalent emissions. Efforts to reduce refrigeration emissions continued in 2012, with Alfa Beta in Greece and Food Lion and Hannaford in the U.S. leading the way.

Alfa Beta has been at the forefront on refrigeration emissions reform since 2009, when it began participating in the European research project REAL SKILLS (Refrigeration Emissions and Leakage Skills). In 2012, the banner completed its two-year effort, in partnership with the National Technical University of Athens, to reduce refrigerant leakage through innovative training methods.

@

Read more about our efforts to reduce refrigerant emissions in our case study, “Cool Technology: Advancing the Use of Natural Refrigerants”.

On a global level, Delhaize Group is participating with The Consumer Goods Forum (CGF) to begin phasing out HFCs (hydrofluorocarbons) in favor of natural refrigerants. While HFCs are often used as substitutes for ozone-depleting substances, they have a significant detrimental effect on global warming.

2011 to 2012: 3% decrease in our refrigerant emissions per m2 of sales area.

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THE CONSUMER GOODS FORUM BOARD RESOLUTION ON SUSTAINABLE REFRIGERATION

“As the Board of The Consumer Goods Forum, we recognise the major and increasing contribution to total greenhouse gas emissions of HFCs and derivative chemical refrigerants. We are therefore taking action to mobilize resources within our respective businesses to begin phasing-out HFC refrigerants as of 2015 and replace them with non-HFC refrigerants (natural refrigerant alternatives) where these are legally allowed and available for new purchases of point-of-sale units and large refrigeration installations.

We recognize that barriers exist to wide scale adoption of more climate-friendly refrigeration, namely legislative restrictions in some markets, availability, cost, safety, maintenance and servicing. We will work to overcome those barriers by strengthening existing collaborative platforms and initiatives. We also will use our collective influence to encourage our supply base to develop natural refrigerant technologies that meet our business demand under commercially viable conditions.” For more information: sustainability.mycgforum.com/refrigeration.html

Transport

Ongoing changes to our transport system resulted in a 3% drop in greenhouse gas emissions from product transport. We cut Group-wide transport kilometers to our company-operated stores by 6% from 2010 to 2012.

As part of Delhaize America’s efforts to reduce greenhouse gas emissions, it is looking closely at transportation efficiencies. In a program designed to boost fuel efficiency, numerous improvements were made to the Delhaize America fleet. Changes included the purchase of enhanced aerodynamic fairings for tractors; use of low rolling resistant tires; and trailer skirts, all of which help reduce rolling resistance and boost fuel efficiency. Delhaize America is also purchasing auto inflation systems that keep trailer tires at optimum inflation levels to decrease drag and increase efficiency.

In addition, Delhaize America is purchasing refrigerated trailers that offer electric standby power to determine the feasibility of utilizing electric instead of diesel power when the trailers are not in motion. Limited infrastructure to support these trailers is now in place in Delhaize America’s New York distribution center, where associates will explore the potential benefit of this approach.

Delhaize Belgium also participated in the PIEK project, a Belgian test project designed to make store deliveries more sustainable by scheduling them very early in the morning or late in the evening. This timing means that trucks avoid traffic-related delays, travel faster and produce less pollution.

Results from the first round of tests, which included Delhaize Belgium and another retailer making deliveries in 10 cities, were positive. In 2013, the program likely will be expanded to other stores in Belgium. Delhaize Belgium also added a compressed natural gas delivery truck to its fleet in 2012.

Delhaize Belgium: reduced fuel

usage in trucks it owns by 3%.

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CASE STUDIES

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DELHAIZE GROUP

CASE STUDIES

SUSTAINABLE

PRIVATE BRANDS

TWO SOUND APPROACHES

TO SUSTAINABLE SEAFOOD

As a global food retailer, Delhaize Group is deeply concerned about the health of the world’s fish populations. Balancing the threat of overfishing with the growing demand for healthy food is a complex challenge. As we addressed it, we knew we had to tailor our solutions to each market in which we work. Delhaize America and Delhaize Belgium reached significant sustainable seafood milestones in 2012, but they tackled the challenge in different and appropriate ways. Here’s how they did it.

Seeking Sustainability in the U.S.

Delhaize America’s work to create its sustainable seafood policy and management plan began three years ago, when it joined forces with scientific partner Gulf of Maine Research Institute (GMRI).

Gulf of Maine

Research Institute

Together, they worked with seafood suppliers to improve fish harvesting methods that decrease bycatch, promote local and regional distribution and improve handling - all of which enhance seafood quality and sustainability. Their approach focuses on the health of individual fisheries. The company makes its buying decisions based on the merits of sustaining individual seafood populations (and the local fishermen who rely on them), rather than targeting broad categories or species.

Wild-caught seafood sold by Delhaize America comes from fisheries governed by credible, science-based management plans. These plans determine the amount, timing and method of harvest to protect seafood populations from overfishing. Delhaize America also supports continuous improvement in fisheries sustainability by sourcing products that come from credible fishery improvement projects.

Since March 31, 2012, all fresh, frozen and canned seafood products sold in Delhaize America stores have been assessed against Delhaize America’s sustainable seafood policy and are fully traceable to their wild fishery or farm of origin. The policy covers the widest range of products of all major U.S. grocery companies - including more than 2 500 fresh, frozen and grocery products. That makes its banner companies the nation’s first major supermarket chain to reach this milestone.

Accountability is critical throughout the supply chain. Delhaize America worked with GMRI to review each seafood product it sells and collect information about how that fishery was managed. The team developed a list of criteria to track, including whether the seafood came from a fishery that is monitored for stock size and harvested within acceptable limits. Reviewing those criteria could take minutes or weeks per source, depending on how much data the supplier already collected.

Suppliers now must document each fish product or fresh fish shipment, along with its source information. Wild-caught fish are identified by how and where they were harvested, and all farm-raised fish are identified by their farm of origin. Delhaize America also requires, at minimum, that all farmed fish products are certified by the Global Aquaculture Alliance (GAA), an international, nonprofit trade association that promotes environmentally and socially responsible aquaculture. This information is stored in an online database, managed by a third party, which buyers and sustainability team members can check at any time. Transparency at every stage of the sustainable seafood program ensures its credibility.

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Traceability has made a positive impact on risk management, too, according to George Parmenter, Manager of Sustainability for Delhaize America.

“At one point in time, if the press printed reports of seafood tainted with antibiotics, for example, our investigation into whether our supply was affected could take days,” he says. “Today, we can check instantly. We know exactly where our products come from. And in the rare instance that one of our suppliers has a problem, we can immediately - and efficiently - confirm whether the products we stock are at risk.”

Meeting sustainable seafood benchmarks benefits both the environment and the bottom line. Delhaize America’s work has enhanced its brand, which is marketed as “Seafood You Can Trust.” A core part of this work has been training associates to ensure the sustainable seafood policy is understood by associates and clear to customers.

“Our goal was to make this easy for our customers,” says Parmenter. “You trust our brand, you trust that we are going to do the right thing. Customers know that if it’s in the store, we have done the work on it and it meets stringent scientific criteria.”

Seafood you can trust.

Fresh, frozen or canned - Hannaford is the first

supermarket in America to offer only responsibly

harvested seafood throughout the store.

Where’s it from? hannaford.com/seafood

Making Big Gains in Belgium

In a different take, Delhaize Belgium also began to define its sustainable seafood sourcing protocols three years ago, using certifications rather than management plans. In collaboration with the World Wide Fund for Nature (WWF), Delhaize Belgium adopted a system to evaluate fresh and frozen fish using a green, orange, red scale of certified sustainability.

“In order to be considered a sustainable retailer, we must have sustainable seafood,” says Tim Lammens, Director of Quality and Food Safety with Delhaize

Belgium. “Once we started, it was immediately clear that, together, we could make great progress in making the supply chain more sustainable.”

Delhaize Belgium’s external assessment partner, Stichting De Noordzee (North Sea Foundation), examined every seafood supplier and rated each on the three-color scale. Delhaize Belgium only sources fish from suppliers rated “green” or “orange”. The scale is based on the United Nations’ Food and Agricultural Organization (FAO) criteria for sustainable fishing, which covers specific fish stocks, fishing methods, impact of fishing on other species, impact of fishing on ecosystems, and fish stocks management.

As of the end of 2012, Delhaize Belgium sells no fresh fish from suppliers on the “red” list. When a supplier has not yet achieved certification, Delhaize Belgium’s buyer travels with Stichting De Noordzee representatives into the field - and onto their boats - to assess fishing practices and identify, together, how to make the supplier’s practices more sustainable.

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DELHAIZE GROUP

That work began close to home. Delhaize Belgium's head fish buyer negotiated with Belgian and foreign fisheries to define the improvements local fishermen would need to make to earn an acceptable "orange" rating. The action plan they created became a formal contract among Delhaize Belgium, the Belgian fisheries and Stichting De Noordzee.

"This process is not easy and it's certainly not free," Lammens says. *"Fisheries have to adapt their installations and equipment, and sometimes even change their catchment area. But the investment on both sides supports more sustainable fishing."*

Since the end of 2012, in accordance with its sustainable seafood policy, Delhaize Belgium stores have exclusively sold sustainably caught fresh fish and farmed fish products certified by GAA or its equivalent. By the end of 2013, Delhaize Belgium plans to source all of its frozen fish sustainably, as well. Achieving these milestones supports biodiversity while ensuring a healthy future seafood supply.

Delhaize Belgium's fish departments have been engaged in this project through annual training on the company's sustainable mission and practices. Collaborative efforts, such as the marketing and procurement teams' development of a point-of-sale Fish Guide, unite their business and sustainability goals.




De zee heeft jou nodig!
100% VAN ONZE
VERSE VIS
IS AFKOMSTIG UIT EEN
DUURZAME VISVANGST.
RESPECTEERT
DUURZAME
VISVANGST

Although sustainable seafood may not be top of mind for customers yet, more and more are expressing appreciation for the work.

"This project is securing our business for the future," says **Katrien Verbeke, Sustainability Manager** for Delhaize Belgium. *"If we want to continue to sell seafood to our customers, then we have to ensure it is being sourced sustainably."*

What's Next?

Delhaize America and Delhaize Belgium will continue to work with their scientific partners to follow developments in sustainable fisheries and take measures to ensure the sustainability of seafood sold in their stores. They plan to inform customers when they stop selling a species - and offer trustworthy alternatives. And they will share their policies and successes through media campaigns, in-store communications and presentations to stakeholders. For example, Delhaize Belgium plans to launch a new website that highlights its sustainable fish assortment, detailing the fishing area, catching methods and sustainable alternatives for specific endangered species, in June 2013.

Elsewhere, the Group's operating companies in Southeast Europe and Indonesia are at the beginning of their journeys toward sustainable seafood. Mega Image in Romania has identified the sourcing for all of its private brand fish products. Working with Sustainable Fisheries Partnership, it is developing a sustainable seafood policy - and planning to work toward Marine Stewardship Council certification - for its private brand fish products. Building on the successful associate education programs at Delhaize America and Delhaize Belgium, Delhaize Group is committed to educating associates throughout the Group to help support sustainable fisheries worldwide.

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DELHAIZE GROUP

IN PURSUIT OF SUSTAINABLE PALM OIL

The suppliers of our private brand products often use palm oil as an ingredient in goods ranging from pastries and margarine to soap and candles. Palm oil is affordable and effective. However, it’s also a key driver of global deforestation, and its impact on health is controversial.

Determining how to harness palm oil’s benefits while reducing its environmental impact is a complex task - and one that is essential to Delhaize Group’s sustainability goals. So we developed an ambitious plan: We use palm oil where it is necessary, and in those cases we ensure that the palm oil we use doesn’t cause new tropical deforestation. Delhaize Belgium is leading the way.

The Challenge of Palm Oil

Starting in 2010, Delhaize Belgium began examining the role of palm oil in its private brand food products as part of an initiative to use more healthy fats. Palm oil is a trans-fat free fat that serves as an inexpensive replacement for butter in prepared foods and baked goods. That said, palm oil is high in saturated fat, which can contribute to heart disease.

At the same time, palm oil is one of the key global commodities that rely heavily on new plantations in the tropics to meet growing demand. Plantation owners often expand their fields by leveling high conservation value rainforest. Despite its potential to impact deforestation, however, palm oil offers the highest yield for its land use of all oils. When grown well, and in good working conditions, palm oil therefore is an efficient and sustainable source of vegetable fat.

“Using other oils would mean cultivating much more land to produce the volume of oil we will need to feed the world’s growing population,” says Olivia Capot, Health and Nutrition Specialist with Delhaize Belgium.

Delhaize Belgium’s quality and food safety experts developed a compromise to manage the positive and negative attributes of palm oil: They asked suppliers to substitute a lower saturated fat-content oil, such as olive oil or sunflower oil, where it is technically possible to do so and when the alternative offers a healthier option.

However, palm oil remains the best choice for some products.

“It gives foods a crispy, flaky texture that other oils simply don’t produce at room temperature,” says Capot.

Without it, cookies, crackers and pastries wouldn’t taste as good or look as appealing. So, when palm oil proves to be the best oil for a particular product, Delhaize Belgium works with suppliers to source the oil from sustainable growers.

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DELHAIZE GROUP

The Source of the Solution

Delhaize Belgium’s first step toward sourcing sustainable palm oil was mapping all of the palm oil in its private brand food products supply chain. Starting in the summer of 2012, a team of researchers reviewed more than 80% of Delhaize Belgium’s private brand food products to determine which contained palm oil. They asked suppliers how much palm oil their products contained and whether any of the oil came from sustainable sources.

“It was a complex process to identify our palm oil footprint, and it took a long time,” says Anaïs Pauwels, Sustainable Private Brand Manager for Delhaize Belgium.

The team found that Delhaize Belgium’s private brand food products use 2 500 tonnes of palm oil annually. Of that amount, about 500 to 600 tonnes are currently sustainable. Delhaize Belgium suppliers have adopted one of three systems to increase their palm oil sustainability: They purchase GreenPalm certificates to offset their use of non-sustainable palm oil; they use a mixture of sustainably produced and conventional oil; or they use fully traceable palm oil, which is grown on certified sustainable plantations and never mixed with conventionally grown and refined palm oil.

Delhaize Belgium started to engage its suppliers to move toward the use of fully traceable palm oil. As part of this effort, Delhaize Belgium’s Sustainability Team trained associates from the Quality and Food Safety department on helping suppliers understand and comply with its palm oil commitments.

Meanwhile, Delhaize Group has partnered with the Roundtable for Sustainable Palm Oil (RSPO), an international collaboration dedicated to developing and certifying sustainable palm oil worldwide.

Through our support of RSPO and our work with private brand suppliers, we aim to improve access to certified sustainable palm oil throughout the industry. Delhaize Group’s operating companies are working toward using only certified sustainable palm oil for private brand products by 2015.

What’s Next?

Delhaize Belgium will purchase Green-Palm certificates to offset the portion of its 2013 palm oil footprint that does not come from sustainable sources. Its Sustainability Team will train buyers in key product categories to help them understand the banner’s palm oil commitments and develop strategies for engaging suppliers in using the most sustainable palm oil option. At the same time, Delhaize Belgium will work to increase the number of private brand products that use fully traceable palm oil.

Though Delhaize Belgium is leading the Group in the hunt for sustainable palm oil, it’s not alone. Alfa Beta in Greece and Mega Image in Romania are mapping their private brand food products that contain palm oil. Mega Image began requesting proof of certification for the palm oil its private brand suppliers use; the first certificate is already in. Delhaize America and Delhaize Serbia are working to define an approach to sustainable palm oil in their countries. And in Indonesia, where the palm oil impact is local, Super Indo is working to develop better traceability and transparency of the supply chain

RSPO

Roundtable on Sustainable Palm Oil

for key private brand food products that contain palm oil.

As Delhaize Group moves toward the goal of zero net deforestation in 2020, we will continue to develop sourcing policies and practices to reduce deforestation worldwide.

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DELHAIZE GROUP

CASE STUDIES

ZERO WASTE

A NEW RECIPE FOR WASTE REDUCTION

When our banners think about waste reduction, they don’t just focus on the end goal of sending less trash to landfill. They look for solutions that will avoid the creation of waste in the first place. A significant part of our waste comes from perishable food -particularly fruits and vegetables. As a result, two of our European banners set out to find ways to prevent spoilage, and extend the life of produce before it hit its expiration date. Here are the creative programs they developed.

Finding a Solution in Fresh Juices

Inventory shrink - the loss of product due to error, theft, or product damage - is an inevitable problem in retailing. Mega Image in Romania looked at its overall losses from shrink and found that from mid-2011 through early 2012, 21% came from fruits and vegetables. So the banner’s associates asked themselves a big question: Could they prevent fresh food from turning into garbage? They realized they could - by turning it into something else before it expired.

“Our operational manager came up with the idea of trying to transform the produce into another product, so we did some testing in one store, mixing fruits and vegetables,” says Project Manager Emil Aringhe.

The test used a mix of 80% prime quality fruits and vegetables and 20% lower quality but still good produce to create a line of freshly made juices and fruit and vegetable salads. When it came time to sample the recipes, the company convened a panel of taste-testers that included associates from operations, legal, food safety, purchasing, warehousing and headquarters.

“We wanted all of our colleagues to participate,” says Aringhe.

Promising Results Lead to Rollouts

The new products - seven mixed juices, nine mixed fruit salads, and five mixed vegetable salads - appeared on shelves in a large store in Bucharest in July. While the new product line doesn’t have a formal name, Mega Image displayed it in a separate corner of the store. And in a move that proved critical, it appointed a dedicated associate to run the project.

“The associate was specifically trained by the equipment supplier, and then trained internally on food safety issues,” says

Retail Operations Director Mircea Moga.

“That person was the owner of that fresh production corner.”

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DELHAIZE GROUP

A project manager from Mega Image headquarters supervised the pilot, tracking daily sales and losses. At the end of August, the banner analyzed the results. Customer reaction was positive, and sales were strong. After another promising test in a smaller store in a different area of the city, Mega Image began rolling out the program more broadly. By the end of 2012, 19 stores offered the new juices and mixed salads. Early sales figures are good: In the first two months of 2013, the line of 21 products produced the equivalent of more than EUR 62 000 in revenue. The most popular product was carrot juice, which made up 19% of the new product line’s total sales.

At the same time, Mega Image developed a program to reduce waste from deli, pastry, dairy and meat products, which together made up 65% of the banner’s overall food waste as of early 2012. The banner created and advertised a promotion for items that were reaching their expiration dates or were overstocked: Buy two items, and pay half the regular amount.

The associate in charge of the new mixed juices and salads line was also responsible for proposing which produce was past its peak and should be included in the markdown; the store manager made the final decision. In addition, the associate designated products that could not be marked down and sold, but would instead be recycled as animal feed.

Combined, the two initiatives reduced fruit and vegetable waste by 40% in the pilot stores that implemented them - significant progress toward meeting the banner’s waste-diversion target of 75% by 2015. To more accurately measure the success of its waste-reduction programs moving forward, Mega Image created an online tracking system that associates use to record the exact amount and type of garbage the stores send to landfill every day.

SUC DE FRUCTE COMBINATE

MEGA IMAGE

Produs fabricat de

Mega Image

“Now it’s possible to follow and evaluate the program more accurately,” says

Moga.

Focusing on Best Practices and Local Suppliers

In Bulgaria, Piccadilly focused on training as a way to reduce food waste. The banner’s goal was to reduce the amount of shrink in the fresh departments, so it began with the people closest to the problem and the solution: Department associates.

The banner realized that many associates weren’t handling or storing fruits and vegetables properly, which resulted in unnecessary damage and decay. In response, Piccadilly launched a series of trainings throughout its stores focused on procedures for receiving and storing products, including maintaining appropriate temperatures in the refrigerators to reduce spoilage.

BUCATI DE FRUCTE COMBINATE

MEGA IMAGE

Produs fabricat de Mega Image

“Now, store associates know the best practices, and we check that they are following them,” says Konstantin Atanasov, Piccadilly’s Supply Chain and Logistics Director.

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DELHAIZE GROUP

Those efforts also included training by the quality assurance department, and a series of meetings among regional managers, store managers and store associates to discuss the environmental and financial impact of waste. At the same time, Piccadilly cut prices for foods approaching their expiration dates by as much as 50%. It also created fresh salads, similar to the program at Mega Image, out of the quality parts of fruits and vegetables that were no longer saleable.

Another effort addressed a different source of shrink that started before produce even reached the stores. Prior to 2012, many of Piccadilly’s fruits and vegetables came from the Varna region of Bulgaria, some 450 kilometers from the capital city of Sofia. Trucking produce over those long distances increased the incidence of damage and spoilage. Last year, the banner started using more local suppliers, which improved product quality and reduced greenhouse gas emissions from transportation.

In the first half of 2012, Piccadilly reduced waste to the very low levels it had experienced in 2010, saving the equivalent of EUR 557 000.

What’s Next?

In 2013, Mega Image will roll out its produce program to 36 more stores, including all of its new stores as well as existing stores that have enough physical space to prepare the products. The banner is also looking into the feasibility of a program to turn fruit and vegetable waste into compost that the stores can sell for gardening purposes.

Meanwhile, Piccadilly will open its first centralized warehouse in 2013, which will improve quality control and reduce shrink that occurs from damage and spoilage. It also will continue all of its waste reduction efforts, moving toward its ultimate objective of reducing waste expenses by 16% between 2010 and 2015.

Mega Image and Piccadilly shared the results of their efforts with the other European operating companies, which will consider how to implement similar waste reduction programs tailored to their local markets.

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DELHAIZE GROUP

CASE STUDIES

HEALTHY LIFESTYLES

OUR LATEST EFFORTS TO

ENCOURAGE HEALTHY LIFESTYLES

When Delhaize Group made a commitment to improving the health and wellness of our associates and customers, we understood that it meant addressing a wide range of issues. Health and wellness concerns among our stakeholders include everything from basic physical fitness and nutrition to managing chronic diseases. The fact that no single approach can address all of these health and wellness issues is a challenge - but it is also an opportunity. It means our banners and operating companies can continually test ideas, launch pilot programs and experiment with new tools. And when an initiative proves its value, other companies within the Group can adapt that approach for their own circumstances. This cycle of experimentation and improvement continued in 2012. Here are highlights of several health and wellness initiatives from across Delhaize Group that took different routes to the same goal: Helping associates and customers live healthier lifestyles.

Helping Associates Make Healthy Choices

Healthy associates are a key factor in our business’s success. For that reason, our operating companies and banners offered a range of programs to help associates live healthier lifestyles:

Delhaize America built upon its existing health and wellness programs by developing new initiatives that matched the needs and resources at each of its banners. For example, Hannaford focused on improving the nutritional value of meals offered in the cafeteria at its headquarters. Food Lion adapted a program that had been successful at Hannaford locations by providing an on-site dietitian and nurse at its corporate office to answer associates’ questions about health and nutrition. Food Lion also ran a four-week program in the spring called “EcoFit,” which engaged participants in activities to improve the environment while increasing their physical fitness. Food Lion followed that campaign with a four-week program in the fall called “Healthy Habits,” which challenged participants with a series of tasks aimed at improving physical fitness, hydration, sleep habits and stress management.

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DELHAIZE GROUP


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ελεύθερα
Ζήσε καλύτερα

- In Greece, nutrition is one of the four pillars of Alfa Beta's health and wellness program. In 2012, Alfa Beta continued its partnership with nutritionists from Harokopio University, who provided counselling to associates. Twice a week, nutritionists came to Alfa Beta headquarters to meet with associates and offer personalized advice. The service was so popular that the banner expanded it to two of its largest stores in 2012. The nutritionists also provided feedback on the nutritional value of meals available in the headquarters' cafeteria and helped associates make healthier choices.

  Alfa Beta also surveyed all its associates about eating habits and health status. Nutritionists in Harokopio University are now analyzing that data, and will use the results to recommend strategies for improvement in 2013 and beyond. Alfa Beta may also use this survey data to generate ideas for educational articles in its internal newsletter, and to create a new nutrition guidebook. Additionally, Alfa Beta is looking at associates' nutritional needs based on the jobs they perform, and is considering a plan to offer high-energy meals to warehouse associates.



"We will continue investing in our nutritional pillar because we believe it is worth it for our associates' quality of life and our children's future," says **Costas Kalargyros, Human Resources/Organizational Development and Sustainability Director**, Delhaize Bulgaria, and **member of Alfa Beta's Sustainability Team and head of its Health & Wellness Program.**

Bringing Nutrition Advice to the Store Floor and the Shelves

We have a unique opportunity to help customers make healthier choices by providing nutrition and wellness advice right in our stores:

- Delhaize Belgium had hosted events with dietitians in its stores in the past, but wanted to provide access to these nutrition experts on a regular basis. So in 2012, it tested two approaches to providing access to dietitians in its stores. One program invited customers by mail to sign up for a guided tour of a store with a registered dietitian. The 45-minute tours ran each hour, depending on the day. They were limited to 10 people to allow each participant to ask questions and get practical advice on how to select healthy food options. The second program placed booths in three stores, where a registered dietitian could answer customers' questions and provide handouts on nutrition information and healthy recipes.


Votre
diététicienne
sera présente en
magasin


Manger mieux
c'est vivre mieux
Beter eten is
gezonder leven

While neither pilot proved to be the right model to roll out to all stores, Delhaize Belgium will apply the lessons it learned to future initiatives. For example, customer feedback from both programs revealed strong demand for practical advice on eating healthier foods, such as recipes or tutorials on how to use unfamiliar ingredients.

"We now better understand customers' expectations for health information," says **Olivia Capot, Health and Nutrition Specialist** at Delhaize Belgium. *"We discovered which subjects interest them and how they want to be informed."*



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- Delhaize America's Hannaford banner provided helpful tips on healthy eating with a new initiative called "Guiding Stars Good Ideas." The program places small displays throughout the stores that feature a simple, healthy, inexpensive recipe idea - for example, combining a bagged salad, dried cranberries and pecans into a cranberry-pecan salad.


Guiding Stars
good idea
stir in goodness


Guiding Stars
good idea
tower of power
after-school snack!

"Shoppers say they want to make changes to the way they eat, but they are time starved, or they don't know how to cook healthy foods, or think they cost too much," says **Julie Greene, Hannaford's Healthy Living Director.** *"The 'Good Ideas' initiative shows them that cooking a healthy dish doesn't have to be difficult or expensive."*




Guiding Stars
good idea
add a little green

Reaching Shoppers Outside of Our Stores

Many of the key decisions about eating happen at home, where consumers plan their shopping lists and prepare their meals. So our banners used new tools and channels to provide nutrition information to consumers outside of our stores:

- Mega Image in Romania rolled out new online programs to expand upon the successful health and nutrition website it launched in 2009. It added more news and articles to that website. It also focused on developing its Facebook fan base by increasing the frequency of posts, with two to three posts per week focused on health and nutrition topics such as healthy recipes or the benefits of organic foods. The effort helped boost the number of Mega Image Facebook fans from 11 000 in 2011 to 190 000 by the end of 2012. The increased online engagement also brought more attention to existing web content such as "Ask the Nutritionist," a feature on the Mega Image website that provides professional answers to customers' diet and nutrition questions.

  Mega Image also created new mobile initiatives, including a Mega Image app that featured a health and recipes section, and an in-store QR code program. For the latter, stores placed QR codes on select products in stores, including organic foods, healthy foods and foods for special diets. By scanning the codes with their mobile devices, shoppers could access more information about those products, and advice for how to use or prepare them.

"We saw the chance to expand the content we could make available to the customers in and out of our stores," says **Mirela Stefan, Digital Coordinator, Mega Image.** *"Our objective was to bring the Mega Image brand closer to the consumer in a user-friendly manner."*

- While all Delhaize America banners feature healthy living sections on their websites, Hannaford added a new section called "Eat Healthy" to its website. The section provides healthy recipes, product nutrition information and other tools that let shoppers compare the nutritional value of products when making their shopping lists. Hannaford also began using social media to connect customers with dietitians by launching weekly chats with a dietitian on its Facebook page. In the chats, consumers asked questions about general health and nutrition, discussed specific types of diets and learned about foods they might not otherwise know how to cook.

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A Focus on Preventive Health

Some banners widened the scope of their initiatives to encourage or support access to preventive health care:

Delhaize America made preventive health a major component of its associate health and wellness outreach.

Because 2012 was the first year that all U.S. banners were on the same health plan, Delhaize America required all associates to choose a primary care physician. Then, it created a “Know Your Numbers” campaign that encouraged associates to visit their physician for important tests, such as cholesterol and blood sugar screening, which can uncover signs of major health problems like heart disease and diabetes.

Associates who got tested became eligible for a health insurance plan with additional benefits. “As a result of this biometrics testing, our associates know what their health risks are,” says Joanne Abate, Director of Delhaize America’s Health and Wellness Strategy. “Now we can move on to the next phase: helping them mitigate those risks.”

Delhaize Serbia offered discount medical services to its associates through a partnership with a private health clinic located in the same building as its headquarters. Associates, their spouses and their children could have basic preventive medical examinations and tests performed for half price.

Super Indo in Indonesia partnered with a community health organization called Posyandu to host monthly clinics for mothers and infants. The clinics were held in 22 Super Indo store parking lots and provided immunization for infants, along with breastfeeding and healthy eating advice for mothers. The program addressed a significant health concern in Indonesia: A decline in breastfeeding rates that is causing problems with infant growth and nutrition. It also provided much-needed support to Posyandu, which had faced a decline in government funding.

“This was our opportunity to really make a positive difference in our community, and to be a good neighbor by communicating health and nutrition information for moms and kids,” says Gibthi Ihda Suryani, Sustainability Head for Super Indo.

What’s Next?

Building on these programs, we will continue to seek creative ways to promote health and wellness to our associates and customers. Associates at our banners are enthusiastic about the potential to create more partnerships with outside experts, such as dietitians and health clinics. They also are focused on providing more practical information and direct support that helps customers and associates lead healthier lifestyles. We understand that it is not enough to tell people they need to eat better or reduce their health risks - we need to help them change their behavior and support them in creating new habits.

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CASE STUDIES

ASSOCIATE DIVERSITY

WELCOME TO THE NEIGHBORHOOD:

BOTTOM DOLLAR FOOD’S LOCAL

APPROACH TO DIVERSITY

Whenever we enter a new market, we tailor our stores to the unique characteristics of that location. That process includes gaining a good picture of people who live in that community, so we can staff our stores with a mix of associates that reflects the same diversity as the customers who shop with us. This element of our Diversity and Inclusion efforts was especially important in 2012, when Bottom Dollar Food expanded its footprint in inner-city neighborhoods of Philadelphia and Pittsburgh, Pennsylvania, in the U.S. Because these markets featured a different and more diverse customer base than the banner’s other stores, the Bottom Dollar Food team developed an outreach strategy centered on Diversity and Inclusion to ensure the new stores were well matched to their neighborhoods. Here’s how they did it.

bottom dollar.

FOOD

Introducing a New Brand to the Inner City

Bottom Dollar Food’s 2010 expansion to the Philadelphia market was the first time the banner had opened stores in inner-city neighborhoods. Understanding that these communities had a different racial, ethnic and economic mix than some of the banner’s rural and suburban locations, the Bottom Dollar Food team incorporated a Diversity and Inclusion agenda into its development plans.

Bottom Dollar Food collaborated with internal resources such as the African American Business Resource Group (read more about BRGs in the Associate Diversity section of this report), and reached out to external community partners to assess the needs and interests of those communities. It also developed a recruiting strategy to hire associates from the local community.

In 2012, the banner expanded its Philadelphia footprint with 11 new stores and opened two new stores in the Pittsburgh market. This expansion provided an opportunity to further refine Bottom Dollar Food’s blueprint for successful store launches.

“To be a community store, we have to reflect the community that we operate in,” says Don Ciotti, Bottom Dollar Food’s Director of Operations for the Northeast Region.

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Pre-Launch Outreach

Bottom Dollar Food began its community groundwork at least a year before opening any inner city store. For example, the banner reached out to local leaders such as city council members, state legislators and heads of neighborhood groups, as well as community organizations such as the Philadelphia Urban League and the Allentown Hispanic Society.

This first goal of this outreach was to learn more about the communities and neighborhoods they were entering. The second goal was to explain to community leaders the commitments that Bottom Dollar Food was making to Diversity and Inclusion - such as recruiting local associates and bringing low prices and fresh, healthy food to underserved neighborhoods known as “food deserts” for their lack of access to grocery stores. For example, Bottom Dollar Food worked with Philadelphia Mayor Michael Nutter and City Council President Darrell L. Clarke to bring a store to Philadelphia’s Brewery-town neighborhood, which hadn’t had a grocery store in more than two decades. That project followed similar “food desert” store openings just over the Pennsylvania border in Youngstown, Ohio. Youngstown ranked fifth among all U.S. cities for difficulty in accessing or affording fresh fruits and vegetables, according to a 2011 study by the Food Research and Action Center.

Outreach continued with frequent community meetings prior to a store opening, at which leaders such as Don Ciotti answered community members’ questions about the store and explained the banner’s commitments to value, healthy food and an inclusive hiring strategy.

“I always say at these meetings that we’re looking for great talent, and I challenge the folks who attend to help us find that talent in the local community,” says Ciotti.

Living Up to Promises

Once a new store had opened, local managers nurtured the community relationships they had formed prior to launch. For example, in 2012 Bottom Dollar Food marked the opening of each new store with USD 500 donations to multiple schools in the surrounding neighborhood. In the summer, the banner collected donations for Feeding America food banks that provided the equivalent of 110 000 meals for families in the Philadelphia and Pittsburgh areas.

The stores also worked hard to live up to their commitment to hire from within the community. For example, stores reached out to community leaders for referrals of talented people, many of whom were hired as new associates. Those new hires were also encouraged to refer friends and family. That strategy has been particularly successful in Philadelphia, where new associates are often recruited by a friend who works at another Bottom Dollar Food location in the city.

The human resources team also recruited using strategies such as a “second chance” program that gave people with minor criminal records the opportunity to work at Bottom Dollar Food. The program excluded individuals convicted of violent crimes or for stealing. But a person who committed a minor crime earlier in life and had otherwise stayed out of trouble would not be rejected simply because of his or her record.

“People appreciate our willingness to understand that when a young individual makes a mistake, it shouldn’t haunt them for the rest of their lives,” says Ciotti. “We know people are looking for an opportunity, and they appreciate that we will have that conversation with them.”

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The Benefits of a Diverse Workforce

Thanks to these efforts, Bottom Dollar Food stores in inner city neighborhoods hire about 98% of their associates from local communities.

“It’s all about building trust in these communities, both in how we serve them and in demonstrating that we mean what we say,” says Gene Faller, Vice President of Retail Operations for Bottom Dollar Food.

Bottom Dollar Food’s local hiring strategy has produced a particularly satisfied workforce: Associates in the banner’s central Philadelphia district reported the highest rate of overall job satisfaction in the 2012 Bottom Dollar Food Associate Experience Survey. And 90% of the survey responders from that district said that the company respects the value of diverse associates.

What’s more, the Diversity and Inclusion strategy has enhanced the success of these new stores. Some locations are generating sales that are 5.6% higher than the average for the overall banner.

Diversity creates engagement with the community. It means we provide a place that people are happy to shop in and excited to recommend to their friends, as well as a place where people really feel good about working.

What’s Next?

Bottom Dollar Food will continue its Diversity and Inclusion outreach as it expands to other urban and inner city locations.

And having recruited so much local talent, Bottom Dollar Food is excited to nurture and develop these associates into the banner’s next generation of leaders.

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CASE STUDIES

EVERYDAY PRACTICES

A FAST TURNAROUND

FOR FOOD DONATIONS

As a food retailer, we have a unique opportunity to help address the problems of hunger and food insecurity. For years, we have supported organizations that feed the needy in all our operating areas, through programs such as fundraising campaigns, customer food drives and direct food donations. But we are always looking for ways to do more - especially in recent years when the combination of rising global food prices and economic troubles in some of our market areas has put more people at risk of going hungry. This desire to make a difference led Delhaize Belgium to create an innovative system that allowed individual stores to speed surplus food donations to local community organizations.

Answering a Growing Need

Delhaize Belgium has long supported local nonprofit organizations with donations of surplus, non-perishable food delivered via its warehouses, as well as with an annual campaign to encourage customers to donate money to national food banks. But in spring of 2012, those food-aid organizations needed more help. Continuing sluggishness in Europe’s economy was causing more people to need food aid, just as the European Union was discussing a plan to cut subsidies for food banks and other nonprofits.

LES BANQUES ALIMENTAIRES & DELHAIZE, 22 ANS DE COLLABORATION

Delhaize Belgium wanted to increase its engagement with food banks to address this growing need. It saw an opportunity to develop a surplus food donation program at the local store level, allowing each store to identify products it could no longer sell - such as fresh products approaching their sell-by date - and donate them to local organizations that could quickly redistribute the products to needy people in the community. Such a program would also help stores limit the amount of food that might otherwise have to be thrown away, reducing food waste and saving money on waste disposal.

“We knew there was an issue with food banks not having enough products - especially fresh products,” says Jonathan Martens, Environmental Project Manager, Delhaize Belgium. “We saw that we could give them a new source of food to combine with canned and dry products that typically make up their food packages.”

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DELHAIZE GROUP

A System For Daily Donations

Delhaize Belgium selected three stores for a pilot donation program. Working in collaboration with a local organization that distributes food to people in need in each of the three cities, they created a system to have surplus food collected from each store, every day.

First, store associates were trained to identify potential donations among the products that needed to be removed from the shelves, such as fresh food approaching its sell-by date, fruit with small blemishes, edible products in damaged packaging, or holiday-related items that shoppers were less interested in once the holiday was over. Certain products, such as previously frozen foods and some seafood, could not be donated for safety reasons.

Then, volunteers from the nonprofit food-aid organizations would arrive at the stores to collect the surplus food for quick re-distribution in the community. These volunteers also received training to formalize and streamline the process: They wore badges identifying themselves and worked with store associates to document all of the products they were taking. That way, the store could track how much food was donated and record those products as “unsold” in the store’s inventory management system. If volunteers had less experience working with fresh food, Delhaize associates also provided them with training on safe food handling procedures.

The three-store pilot program ran for three months and was so successful that Delhaize Belgium quickly decided to expand the project to eight stores. In each city, Delhaize Belgium found a partner with the necessary facilities to handle fresh food donations, and an organized volunteer base that could manage collection and redistribution duties. In addition to food banks, partners included community kitchens that used the donated products to prepare meals for the needy, and a worker retraining program that used the products to train unemployed individuals for new careers in food service industries.

Making an Impact

The well-organized system provided enough surplus food to make 150 meals a day for people in the local communities. And while the quantity of food was greatly appreciated, so was the variety and quality.

Because the donations varied from day to day, food banks that typically relied on boxed or canned food could now add a range of fresh products, such as fruit, vegetables and meat.

“This variety can make the meals healthier, and the beneficiaries feel less stigmatized, which got a good response from our local entities,” says Hubert Servaes, Director of the St. Vincent de Paul society.

Daily contact between volunteers, customers and store associates also created a strong dialogue. Volunteers could share information about other critical needs, such as diapers or blankets, which motivated associates and customers to further help through store donations.

“Because it’s local, store associates feel more involved. They might be helping the person living next door,” says Marc Dyselinck, Retail Process Improvement Coordinator at Delhaize Belgium.

What’s Next?

Delhaize Belgium will continue refining and expanding the donation system, and plans to roll out the program to more stores in 2013. The innovative approach generated significant interest from the media and the public, which will help with the sometimes challenging process of finding the right partner organizations to expand the program to additional stores.

By expanding the program, surplus food donations can have an even bigger impact on Delhaize Group’s goal to reduce waste, and our commitment to make a positive impact on the communities we serve.

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COOL TECHNOLOGY: ADVANCING THE USE OF NATURAL REFRIGERANTS

Refrigerants make up 32% of our carbon footprint - a figure we are working hard to reduce. Nearly half of our refrigeration systems use hydrofluorocarbons (HFCs), which don’t harm the ozone layer but can have substantial negative impact on climate change. We are committed to replacing those systems with ozone-friendly and climate-friendly natural refrigerants. However, switching to natural refrigerants is complicated and expensive. While several of our operating companies tackled the issue head-on in 2012, Delhaize America and Delhaize Belgium in particular gained valuable experience and insights to share across the Group.

Pioneering Transcritical CO2 in the U.S.

Delhaize America invested significant time and resources in 2012 to build its first store to use a transcritical system with 100% CO2. Transcritical systems are regarded as the most promising natural refrigerant solution, especially in colder climates. Using a transcritical system also meant that Delhaize America could build on its experience with cascade systems, which are part CO2 and part HFC. The development process for the ground-breaking project began in 2011, when the company decided to test the refrigerant in a new Hannaford Supermarket planned in Turner, Maine.

Transcritical systems have different building and design requirements than other systems, which affect everything from equipment decisions to construction considerations. For instance, because the natural refrigerant creates higher pressure, the system requires the use of steel or high-grade copper piping and specialized valves as safety measures.

Hannaford faced the added challenge of finding the right equipment supplier for the new store, since few companies in North America offer transcritical CO2 systems. In early 2012, it selected a Canadian firm and began designing the refrigeration system. Hannaford ordered the system in October 2012, and broke ground on the new store - slated to open in July 2013 - around that same time.

The experience of designing and building a store with CO2 refrigerants has given Hannaford knowledge to share with its peers.

“We spent a lot of 2012 telling our story to industry organizations,” says Harrison Horning, Hannaford’s Director of Energy and Facilities. “We realized we had a lot of information that we hadn’t shared with our colleagues before. We are excited to continue the natural refrigerant discussion across the Group.”

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Testing, and Taking Precautions, in Europe

Delhaize Belgium also worked in 2012 on developing a transcritical CO2 system, which it will pilot at a new store in Brussels in the spring of 2013. The company will evaluate the system, and if the results are positive it could become standard practice, according to Georgios Patkos, Director of the Technical Department at Delhaize Belgium.

“We are getting good technical support from our suppliers,” says Patkos. “We also have in-house technical know-how. We have some experience with transcritical installation, but we have a lot to learn once this bigger installation is operating.”

Noting that transcritical CO2 is only one of the alternatives under evaluation across the Group, Patkos adds, “CO2 is unlikely to be the only solution. Chemical companies will also come up with a new generation of refrigerants.”

Patkos’ team also continues to focus on reducing the leakage of HFC refrigerants in existing systems. In order to insure that leaks are caught and repaired quickly, the team revised its contracts with suppliers and service contractors to include a leakage fee in the cost of the contract.

“We wanted to make them responsible for reacting quickly,” says Patkos.

Part of a Larger Effort

Other operating companies tested additional natural refrigerant alternatives. In Romania, Mega Image evaluated its rollout of propane as a refrigerant in freezer cases. And in Luxemburg, Delhaize piloted ammonia as a refrigerant in two of its stores.

As we continue our work to replace HFCs, we have partnered with a number of organizations, including The Consumer Goods Forum (CGF), a global industry network for consumer goods manufacturers and retailers. As active members of the Sustainability Steering Group, we are participating globally with the CGF in adopting the resolution to begin phasing-out HFC refrigerants as of 2015 and replace them with non-HFC refrigerants where these are legally allowed and available. In the U.S., we are participating in the Environmental Protection Agency’s GreenChill partnership, which is aimed at reducing the impact of refrigerant emissions on the ozone layer and climate change. In all of our efforts, we share what we learn across the Group, as well as with our peers and partners in the industry.

What’s next?

In 2013, Delhaize America and Delhaize Belgium will each open a store that will pilot the use of transcritical CO2 systems - major steps towards reaching our goal of reducing greenhouse emissions by 20% and towards fulfilling the CGR resolution to begin phasing out HFCs.

U.S. ENVIRONMENTAL PROTECTION AGENCY

GREENCHILL

ADVANCED REFRIGERATION PARTNERSHIP

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CREATIVE ROUTES TO SUSTAINABLE COMMUTING

Thousands of customers and associates come and go from our locations every day. As a result, we have a role to play in reducing the pollution and traffic congestion caused by those trips. What’s more, both Delhaize Belgium and the Group are headquartered in Brussels, which is the fourth most congested city in Europe, and ranks 34th in the world for carbon emissions. That made Brussels a natural place to launch a series of innovative programs to reduce traffic congestion, air pollution and greenhouse gas emissions.

Promoting Two Wheels Instead of Four

To promote bicycle use over car use, Delhaize Belgium created a three-legged program. In one initiative, the company offered free bikes - regular and electric - along with helmets and rain gear to all associates at stores and distribution centers who signed a contract pledging to ride to work 75% of the time. If they failed to comply with the terms of the agreement, people in the program had to return everything.

Meanwhile, to encourage customers to bike to the supermarket, Delhaize Belgium piloted a program in three stores that made significant improvements in bike infrastructure. The company added 16 new bike racks, replacing the old ones with state-of-the art models that provide extra security and greater convenience. It also positioned the racks closer to store entrances.

In the third leg of its bicycle program, Delhaize Belgium entered into partnership agreements with Belgian cycling organizations to promote cycling as a form of sustainable transportation. It also contracted with a manufacturer to produce an exclusive shopping pack that attaches to a rack on the back of a bike. The packs, which are available at a reduced price, debuted at stores in early September, in time for Mobility Week, a weeklong sustainable transportation campaign that runs across Europe.

Delhaize Belgium wanted to increase internal awareness of the need for sustainable transportation at all levels of the company - and also to make it fun. In addition to offering free bicycles and equipment, during Mobility Week the company parked a handful of electric bikes at headquarters and at a distribution center. Roughly 80 associates tried them out. Delhaize Belgium also provided free tickets for associates who wanted to try using public transportation.

“It was an honor system,” says Delhaize Belgium Mobility Coordinator Davy Decock. “We wanted to distribute bikes to people who are motivated to use them every day, not just in good weather or on the weekend.”

Since rolling out in May 2012 with a well-received pilot test, the program has attracted roughly 600 associates, according to Decock.

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The company also held a 5km race between Delhaize Belgium headquarters in Molenbeek and Delhaize Group headquarters in Anderlecht. Three top managers competed - one on a bike, one in an electric car, and one by metro.

Associates submitted guesses about who would win, and how long the trip would take. The racer on the bike won by seven seconds. The three associates who guessed correctly each received two train tickets to Paris.

Of all the incentives, however, one stood out as a real winner, according to Decock: free breakfasts for associates who used sustainable transportation to get to work. The results were clear. Attendance at breakfast increased 100% in 2012, from 800 participants in 2011 to 1 600 - or more than 10% of all Delhaize Belgium associates.

New Commuting Options for Managers

At Delhaize Belgium headquarters in Brussels, the focus was on trains, not bikes. Looking to cut both greenhouse gas emissions and traffic congestion in the capital city, Delhaize Belgium piloted a small program for a group of 20 associates. From September 2012 through the end of the year, the associates made a commitment to take the train or metro to work for a total 20 days, with the company picking up the fare.

Many of the participants ended up arranging their work schedules around their commuting plans. They grouped out-of-office meetings on the days they drove to work, and saved train travel for Tuesdays and Thursdays, when car traffic is heaviest in Brussels. At the end of the program, participants’ feedback was favorable, according to Decock, who notes that all participants said they were willing to continue the arrangement. The company is discussing whether to continue and expand the program.

In another move to reduce car emissions and traffic, Delhaize allowed managers from both the Belgian operating company and Group headquarters to work some days in satellite offices that were closer to their homes. The shorter commutes provided another benefit: increased productivity.

The company also provided four electric cars to travel short distances, such as between company locations - a popular option because the corporate office, which has limited parking, offers guaranteed spots for electric cars. Other test programs for managers in 2012 included the ability to work from home one day a week, and a flexible wage option that allowed them to choose company-funded train travel or a higher salary instead of the standard-issue company car.

What’s Next?

Delhaize Belgium will continue the accelerated rollout of its bicycle rack program to more stores in 2013. It will also expand its participation in the PIEK project, which involved rescheduling store deliveries in the Flanders region to occur early in the morning and late in the evening - easing traffic congestion during the day and reducing noise levels and the amount of fuel used to make deliveries. In 2013, it plans to test the program in other regions.

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ABOUT OUR REPORT

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ABOUT OUR REPORT

SUSTAINABILITY PROGRESS REPORT 2012

Previous Reports

SUSTAINABILITY

CR REPORT 2010

CR REPORT 2009

REPORT 2011

PDF version

PDF version

PDF version

HTML version

CR REPORT 2008

CR REPORT 2007

PDF version

PDF version

HTML version

HTML version

Why we report

Reporting has been a valuable internal tool for driving and managing the performance of our Group Sustainability Strategy since 2008 with the most recent report being published in 2012. Outside the business it has created a strong platform for engaging stakeholders, enabling them to hold us accountable for our targets and commitments. It’s also one of the ways we live up to our Group values - particularly integrity, determination and humility - and will continue to be so.

About the 2012 Report

This report gives a concise view of performance on our most material issues over the last year. Throughout the report are links to more detailed information. We are interested to hear your thoughts on the report, so if you have any questions or comments, please get in touch by emailing sustainability@delhaizegroup.com

Reporting year

Unless otherwise stated, all data and activities mentioned are for the year 2012. This report will also provide an overview of the last three years of our Group’s journey to sustainability.

Scope

This report covers Delhaize Group, including individual operating companies. Unless otherwise stated, quantitative data refers to Delhaize Group as a whole and excludes operating companies acquired in late 2011 (Serbia, Bosnia and Herzegovina, Montenegro, Bulgaria and Albania). Information on the detailed data scope and methodology can be found here.

Economic performance

This is covered in detail in our Annual Report.

Report structure and materiality

This report is structured around our 2020 Sustainability Strategy. It covers the most material challenges for our business, which are defined on our Materiality Matrix.

Global Reporting Initiative

We use the GRI G3.1 guidelines as a basis for determining relevant content and metrics. We self-declare compliance with base level C+ requirements of this rigorous system. A GRI-referenced table of indicators can be found here.

Information integrity

Delhaize Group management is responsible for all aspects of this report. With the assurances detailed below, we believe it is a fair and accurate representation of our 2012 Sustainability performance.

Ernst & Young provided limited assurance to a selection of key performance indicators as well as the four spotlights stated in the Sustainable Private Brands chapter. The Ernst & Young assurance statement can be found here.

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DELHAIZE GROUP

Documents Referred to in this Report

Throughout this report you will find clearly highlighted links to additional, detailed information on the areas listed below:

Our Performance Against Goals

Our 2012 Data Table and Methodology

External Assurance Statement

GRI Cross-Reference Table

CDP - Carbon Disclosure Project Report

Sustainable Seafood Brochures

List of Awards We Won for Achievements in 2012

Our Banners’ Sustainability Web Pages

Our Banners’ Community Programs

Our Banners’ Food Safety Tips

Our Partners

Glossary

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DELHAIZE GROUP

OUR PERFORMANCE AGAINST GOALS

SUSTAINABILITY PROGRESS REPORT 2012

This table gives a snapshot of our Group goals in each strategic focus area. For details of previous years’ performances, see the relevant Sustainability Reports.

We assessed our Group goals at the initiation of our 2020 Sustainability Strategy (see graphic below). Some previous goals were carried over with no change, while others were adapted to best fit the new strategy, and others still are brand new. These goals are 2020 Group goals unless otherwise stated.

WIN

Building the most sustainable private brands in our local markets.

LEAD

Moving to zero waste, fostering healthy lifestyles, supporting associate diversity.

EVERYDAY

Strengthening our foundation of core sustainability practices to support our associates, our communities and the planet.

On our way to

SUPERGOOD

SUPERGOOD = TO BE THE SUSTAINABILITY LEADER IN ALL OUR MARKETS BY 2020 DELHAIZE GROUP

www.delhaizegroup.com/sustainabilityreport/2012

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SUSTAINABLE PRIVATE BRANDS

Global 2020 AMBITION **We will engage with our private brand suppliers to build a portfolio of nutritious, healthy, safe, affordable, and sustainable products that surpasses our competition.**

	GOALS	2012 PROGRESS
HEALTH		
	Continue to apply clear nutritional labeling on our private brand products	**94%** of European private brand products have GDA labels
	Improve the nutritional quality of our private brand products, including reducing negative elements and increasing positive elements	Reformulated products to reduce fat and sodium
	Audit all private brand suppliers for food safety compliance	• **79%** of private brand suppliers audited for food safety by a third-party auditor against GFSI standards • **12%** of private brand suppliers audited for food safety against other food safety standards
ENVIRONMENTAL		
	Use only sustainable palm oil for our private brand products** - December 2015	• Delhaize Belgium: More than **80%** of private brand food products evaluated • Delhaize Belgium: Approximately **20%** of the palm oil used for our private brand food products is certified sustainable
	Develop operating company-specific sustainable seafood policies and implementation plans towards the Delhaize Group Sustainable Seafood vision	• Delhaize America: **100%** fresh, frozen and canned seafood is assessed against the company policy and is fully traceable to the wild fishery or farm of origin • Delhaize Belgium: **100%** of fresh and **80%** of frozen seafood is sustainably sourced, in accordance with the company policy
SOCIAL		
	Ensure that all our private brand suppliers in at-risk countries are audited against social compliance standards	Delhaize Belgium: **17%** of sales of private brand products that are sourced from at-risk countries are produced in sites audited against BSCI or come from suppliers that are BSCI members

** Our long term aim is to use traceable sustainable palm oil in our private brand products.

ZERO WASTE

Global 2020 AMBITION **We will move our own operations to zero waste, partner with suppliers to reduce waste, and engage our customers to reduce waste.**

	GOALS	2012 PROGRESS
	Set plans in place at each operating company for moving to zero waste in our operations - December 2013	• Delhaize America, Delhaize Belgium, Mega Image: **53%** of waste recycled • Delhaize America: **8%** reduction of waste sent to landfill and non waste-to-energy incineration since 2011 • Delhaize America, Delhaize Belgium: **9%** increase in food waste recycled over 2011

HEALTHY LIFESTYLES

Global 2020 AMBITION **We will be a leader in all of our local markets for empowering associates and customers to lead healthy lifestyles.**

	GOALS	2012 PROGRESS
	No global goals established for this locally-driven subject	

ASSOCIATE DIVERSITY

Global 2020 AMBITION **We will embrace and foster Diversity and Inclusion across our business and our associates will reflect the diversity of the communities in which we operate.**

	GOALS	2012 PROGRESS
	Develop and implement Diversity & Inclusion plans across all our operating companies	Delhaize America: Diversity & Inclusion plan in place, initiated cultural competence training

EVERYDAY PRACTICES

Global 2020 AMBITION **We will maintain everyday sustainable business practices as a foundation for our operations.**

	GOALS	2012 PROGRESS
ASSOCIATE DEVELOPMENT		
	Ensure that all associates go through an annual documented performance dialogue process	**79%** of associates received documented performance dialogues
GREENHOUSE GAS EMISSIONS		
	Group **20%** reduction in CO_2 equivalent emissions per m² of sales area (against 2008 baseline)	**7%** reduction since 2008
	Switch refrigerants from ozone-depleting substances (ODS) such as CFCs and HCFCs to ozone-friendly HFCs or other refrigerants throughout the Group, while minimizing global warming potential (GWP)	**50%** of total refrigerants used were ozone-friendly

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OUR 2012 DATA TABLE AND METHODOLOGY

SUSTAINABILITY PROGRESS REPORT 2012

The 2012 Sustainability Progress Report is Delhaize Group’s sixth sustainability report and the third in which we moved to limited assurance for a selected number of indicators. This section aims at providing the information needed to understand our sustainability performance in 2012 and the trends from the previous two years.

It includes the following:

Our 2012 data table with the full set of indicators for 2010-2012

Data methodology and external assurance on all sustainable data (3-year audit cycle - every KPI is audited at least once every 3 years)

Key definitions

@ Click here to access Ernst & Young’s

2012 External Assurance Statement

www.delhaizegroup.com/sustainabilityreport/2012

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OUR 2012 DATA TABLE

As explained in detail in the data methodology section, each year we work on strengthening our processes for data quality. This includes refining definitions and calculations as well as correcting errors found in previous years. We therefore re-stated 2010 and 2011 data when relevant, to enable data comparability over years. We achieved limited assurance on several indicators, indicated as follows in the table:

The scope refers to the percentage covered within the mentioned geographical area or entity, indicated as follows in the table:
Scope A = data scope expressed in % of 2012 revenues
Scope B = data scope expressed in % of 2012 associates
Scope C = data scope expressed in % of 2012 square meters of sales area.
*Indicators that obtained limited assurance from Ernst &Young for reporting year 2012.

ECONOMIC

	SCOPE A	KPI	2010	2011	2012	COMMENTS
HEALTHY EATING						
Delhaize America	100%	% food sales from products that earned at least 1 star	26%	26%	27%	We use our Guiding Stars nutritional information system to give an at-a-glance read-out of how each product scores in terms of nutrition. Foods with 1 star offer good nutritional value, 2 better and 3 best
	100%	% private brand food sales from products that earned at least 1 star	29%	29%	28%	
European Operating Companies	100%	% of private brand products with Guideline Daily Amounts (GDA) labels	60%	80%	94%	GDAs are used across the food industry indicating on the label the energy and nutrient content of a portion of food or beverage, and how much that represents of an adult's daily dietary needs
FOOD SAFETY						
Delhaize Group	100%	% private brand suppliers audited for food safety - against Global Food Safety Initiative (GFSI) standard or equivalent strict criteria	82%	85%	no longer used	We are shifting our reporting in 2 KPIs as to be more accurate: one is specific to our group goal against GFSI and the other one captures audits against other food safety standards
	100%	% private brand suppliers audited for food safety by a third party auditor - against Global Food Safety Initiative (GFSI) standards		→	79%	GFSI standards are best in class food safety standards in the industry. Third party audits against GFSI standards are conducted by external auditors
	100%	% private brand suppliers audited for food safety against other food safety standards		→	12%	
	100%	% company-operated stores audited for food safety	96%	95%	98%	All stores are planned to be audited for food safety each year. New stores acquired in the last quarter of the reporting year and some stores only going through internal audits justify the gap to reach 100% at year end
	100%	Number of private brand food recalls	240	170	217	
	100%	Number of private brand food recalls for food safety reasons (part of total recalls above)	45	55	83	
RESPONSIBLE SOURCING						
Delhaize Group	99%	% food sales from organic products	1.8%	1.7%	1.7%	
	100%	Number of Marine Stewardship Council (MSC) & Aquaculture Stewardship Council (ASC) certified products	42	54	81	
	100%	% seafood sales from Marine Stewardship Council (MSC) & Aquaculture Stewardship Council (ASC) certified products	x	x	3%	
	100%	% cage-free eggs on total number of eggs products	18%	22%	25%	

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SOCIAL

	SCOPE B	KPI	2010	2011	2012	COMMENTS
OCCUPATIONAL HEALTH AND SAFETY						
Delhaize Group	99%	Accident severity rate, days lost per 1000 hours worked	0.24	0.24	0.29	The rate is calculated as follows: [Number of days lost due to accidents / (number of hours worked during the reporting period)] x 200 000
European Operating Companies	100%	Absenteeism rate	3.4%	3.7%	3.3%*	The rate is calculated as follows: Absenteeism hours/ (hours worked + absenteeism hours)
CAREER DEVELOPMENT						
Delhaize Group	99%	% of associates who received a performance dialogue	73%	79%	79%*	Percentage is calculated on total number of associates at the end of the year
	99%	% of managers positions filled internally	79%	83%	82%	
ASSOCIATE SATISFACTION						
Delhaize Group	99%	Total retention rate	73%	71%	72%*	Formula used: [(Number of associates at the beginning of the reporting period + External Hires during the reporting period) – total departures] / (Number of associates at the beginning of the reporting period + External Hires during the reporting period) x 100
ASSOCIATE TRAINING						
Delhaize Group	95%	% of associates who received an instructor-led training	44%	59%	66%	
	99%	% of associates who received a computer based training	47%	59%	62%	
	95%	Number of instructor-led training hours	1 619 197	1 620 686	2 337 513	
	99%	Number of computer based training hours	242 879	322 779	399 564	
	95%	Average number of instructor-led training hours per trained associate	19	14	18	
	99%	Average number of computer based training hours per trained associate	3	3	3	
DIVERSITY						
Delhaize Group	100%	% associates who are part-time	56%	56%	56%*	Percentages are calculated on total number of associates at the end of the year
	100%	% associates who are female	51%	51%	51%*	
	99%	% of associates over 50 years old	19%	19%	20%*	
	99%	% of associates below 30 years old	43%	43%	43%	
Delhaize America	100%	% of associates from ethnic minorities	26%	27%	27%*	

	SCOPE A	KPI	2010	2011	2012	COMMENTS
COMMUNITY INVOLVEMENT						
Delhaize Group	98%	Products donated, thousand metric tonnes	20	22	22	Includes direct food donations, excludes customers' donations
	98%	Direct cash donations to charities, million EUR	4	4	3	Includes cash donations from our charitable foundations, sponsorships of community programs, and cash donations from store budgets
	98%	% of direct cash donations on pre-tax profit	0.5%	0.7%	0.9%	

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ENVIRONMENTAL

	SCOPE C	KPI	2010	2011	2012	COMMENTS
TOTAL CLIMATE CHANGE IMPACT IN CO_2 EQUIVALENT EMISSIONS						
Delhaize Group	99%	Total carbon equivalent emissions, tonnes CO_2e	2 940 150	2 899 983	2 616 213*	All years adjusted for 2011 revised refrigerant Global Warming Potentials (GWP)
	99%	Total carbon equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.639	0.613	0.592*	
BUILDING FACILITIES - ENERGY CONSUMPTION, RENEWABLE ENERGY AND RELATED CO_2 EQUIVALENT EMISSIONS						
Delhaize Group	99%	Facilities energy consumption equivalent emissions, tonnes CO_2e	1 828 992	1 791 036	1 603 682*	
	99%	Facilities energy consumption equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.398	0.378	0.363*	
	99%	Facilities energy consumption, MWh	3 741 155	3 721 861	3 575 141*	
	99%	Facilities energy consumption per m² sales area, kWh/m²	813	786	809*	
	99%	Total renewable electricity consumed on site, MWh	240 473	237 087	235 696*	
	99%	% renewable electricity on total electricity consumed	7%	7%	7%*	
	99%	Avoided grid electricity CO_2 emissions, tonnes CO_2e	62 854	54 521	56 697*	

	SCOPE A	KPI	2010	2011	2012	COMMENTS
TRANSPORT - ENERGY CONSUMPTION AND RELATED CO_2 EQUIVALENT EMISSIONS						
Delhaize Group	99%	Transport equivalent emissions, tonnes CO_2e	196 030	185 279	177 557*	Transport includes both transport of our products from distribution centers to stores and associates business travel
	99%	Transport equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.043	0.039	0.04*	
	99%	Total distance traveled by owned and by third party trucks, million km	162	156	152*	
	99%	Distance traveled by owned trucks, million km	113	111	102*	
	99%	Fuel consumed per 100 km by our owned trucks, liters/100km	36	35	35*	

	SCOPE C	KPI	2010	2011	2012	COMMENTS
REFRIGERANTS - CO_2 EQUIVALENT EMISSIONS AND OZONE-FRIENDLY REFRIGERANTS						
Delhaize Group	99%	Refrigerants equivalent emissions, tonnes CO_2e	915 128	923 668	834 972*	
	99%	Refrigerants equivalent emissions per m² sales area, kg CO_2e/m^2	199	195	189*	
	98%	% of ozone friendly refrigerants used on total refrigerants used	42%	49%	50%*	

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ENVIRONMENTAL (CONTINUED)

	SCOPE A	KPI	2010	2011	2012	COMMENTS
WASTE AND RECYCLING						
Delhaize Group	90%	Total amount of waste sent to landfill and non waste-to-energy incinerated , metric tones	196 835	180 234	166 102	
	90%	Total amount of waste generated, metric tonnes	433 430	411 721	404 291	
	92%	% of waste recycled	52%	53%	53%	
WATER CONSUMPTION						
Delhaize Group	98%	Total water consumption, million m^3	3 485	3 477	3 246*	
	98%	Total water consumption per m^2 sales area, m^3/m^2	0.77	0.75	0.76*	
CARRIER BAGS						
Delhaize Group	99%	Number of non-reusable carrier bags distributed, in millions	2 404	2 396	2 414*	Non-reusable carrier bags include photodegradable, oxo-biodegradable, biodegradable, paper and plastic bags

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DATA METHODOLOGY

Data systems

As in 2011, local data collection and Group consolidation are managed via a professional web-based data collection software and database, Enablon. The system facilitates the collection process, and supports data consistency and consolidation

Our carbon footprint measurement is supported by Environmental Resources Management (ERM), an international provider of environmental consulting services. ERM collected and consolidated all the energy data and refrigerant usage from our operating companies, then calculated the footprint (see below for methodology)

Data governance

In 2010, we established a Sustainability Data Review Committee made of six members from different Corporate departments, including Financial Planning & Analysis, Investor Relations, Internal Audit, IT, Sustainability, Compliance and Ethics. The Committee is headed by Nicolas Hollanders, Executive Vice President Human Resources, IT and Sustainability, a member of the Executive Committee. This structure provided a review of our 2012 data and related processes. The purpose of the Committee is to strengthen our performance in sustainability tracking and reporting, and to support the integration of our sustainability data processes into the financial data processes.

Data assurance

All reported sustainability indicators are audited once every 3 years.

Delhaize Group contracted Ernst & Young to perform a limited assurance engagement on a set of 27 indicators including the carbon emissions related indicators (marked as * in the 2012 data table), in order to increase the reliability of the data gathering procedures and the accountability level of the relevant business managers. E&Y partially relied on the work performed by the Delhaize Group Internal Audit to substantiate their conclusions.

@ Click here to access Ernst

& Young’s 2012 External Assurance Statement

Scope and consolidation

We specified the relative scope of each indicator in our 2012 data table to ease the readers’ understanding of the coverage of our data. The scope for 2012 data collection includes operating companies from the United States, Belgium, Greece, Romania and Indonesia. It excludes operating companies acquired in late 2011 (Serbia, Bosnia & Herzegovina, Montenegro, Albania, Bulgaria). Depending on the indicator, the relative scope is provided in terms of revenues, number of associates or square meters sales area.

Geographic scope

Group data covers all operating companies when available, excluding 5 Balkans countries (mentioned above). Group consolidated data might, how ever, exclude specific operating companies due to data unavailability.

U.S. data includes all our U.S. operating companies, unless specified otherwise

European operating companies’ data includes data from Delhaize Belgium, Alfa Beta, and Mega Image, unless otherwise specified

Operational scope

Company-operated stores only (most sustainability data from affiliated stores are not tracked)

Distribution centers

Office buildings

Products transportation and associates travel (owned and third party trucks and vehicles)

Carbon footprint methodology and data scope

ERM’s methodology follows the guidelines of the World Business Council for Sustainable Development (WBCSD)/World Resources Institute (WRI) Greenhouse Gas (GHG) Protocol regarding corporate greenhouse gas accounting and reporting. The carbon footprint takes into account Scope 1, Scope 2 and Limited Scope 3.

Scope 1 (direct GHG emissions): these are emissions from sources that are owned or controlled by Delhaize Group, i.e. due to fuel combustion in buildings and company-owned vehicles as well as refrigerants leakage.

Scope 2 (indirect GHG emissions): accounts for GHG emissions from the generation of purchased electricity, heat or steam consumed by the company. They are not “direct” emissions in that they arise from third party installations but are attributed to the Group’s operations as the end user of the electricity

Limited Scope 3 (other indirect emissions) where Delhaize Group still has significant influence: trucking emissions from subcontracted trucks that deliver Delhaize Group products from operated distribution centers to stores; and fuel combustion by planes for executive and associates travel, including commercial flights and leased aircraft.

The Group’s total CO2 equivalent emissions and energy figures include all energy and related emissions data as defined by the scopes above, including data from facilities that closed or opened during 2011, with the exception of recently acquired operations in Serbia, Bosnia & Herzegovina, Montenegro, Albania, Bulgaria.

ERM’s methodology uses the latest emission factors for countries and fuel types from the Intergovernmental Panel for Climate Change (IPCC), the International Energy Agency (IEA), and other appropri-

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ate sources. For refrigerants leakage, it uses the Global Warming Potentials (GWP) factors for refrigerants available from Bitzer International 2011.

We did not extend the exercise to include all Scope 3 emissions but we are working with the industry (mainly through the Consumer Goods Forum) to better understand our climate change impact throughout our entire value chain. Scope 3 defined by the GHG Protocol accounts for all the remaining emissions that result from our activities, ranging from products transportation to affiliated stores to emissions from our supply chain, which includes growing and packaging the food we sell.

Relevance of performance indicators and data trends

Relevance of performance indicators

To improve our performance reporting in 2012, we assessed the relevance and materiality of the indicators we had published in our previous reports - against the Global Reporting Initiative principles and framework, against stakeholders’ requests and against our Group sustainability strategy. This process has led to the following main adjustments:

Our Sustainability Report focuses on the key performance indicators that were assessed as best to show our progress against our strategy in sustainability and other material issues under our reporting scope. When relevant and possible a 3-year trend is provided, using a graph where appropriate.

A separate ‘2012 data table’ includes the full set of indicators we report on. It contains indicators that were assessed as second priority indicators but still relevant for our progress reporting and for external stakeholders. We for instance included more absolute data as to fit different analysts’ methodologies. While we value consistency in our reporting, we will continue to assess the best indicators for disclosure and to strengthen the methodology behind them.

Data trends

We use 2010 as our baseline for comparison. We had to re-state some of the 2010 and 2011 data to make it comparable with 2012. Re-statements are mainly due to corrections to previous years’ errors and refinement in calculation methods and definitions. This process ensures quality and comparability of our data over years.

Definitions and calculations

To support data consolidation, we adopt common definitions of indicators on sustainability across the Group. Below are notes on specific definitions to add context to the ‘2012 data table’ as needed and facilitate comparison with other companies.

Absenteeism rate

Number of hours lost for absenteeism on total number of hours scheduled to be worked by our associates. Absenteeism includes an associate absent from work because of incapacity of any kind, not just as a result of work-related accident or disease. Our definition is based on the European Work Council.

Specifications:

Excludes leave absences such as holidays, study, maternity/paternity leave and compassionate leave

Includes absence because of illness or accidents

Includes unjustified absence

Accident severity rate

Number of days lost due to accidents per 1 000 hours worked. The number of days are days scheduled to be worked according to each associate’s schedule. An accident is a non-fatal or fatal injury arising in the course of work or on the way from home to work and from work to home. Our formula is based on the Global Reporting Initiative (GRI) guidelines.

CO2 emissions / CO2 equivalent (CO2e)

CO2 emissions data reported stand for a calculated CO2 equivalent: actual CO2 emitted plus equivalent emissions from other greenhouse gases.

Ethnic minorities

Racial and ethnic categories are reported as defined by the United States Census Bureau: Asian, Hispanic or Latino, Native American, African American, Native Hawaiian and Pacific Island.

Food

All edible products we sell (excludes non edible grocery items)

Normalization per sales area

CO2 emissions, energy and water absolute data cover all our facilities – including the ones that opened or closed during the reporting year. To normalize those, we divide the absolute emissions or consumption by the sales area (square meters) of our stores in operation on December 31st.

Retention rate

It is the measure of our ability to retain associates during the reporting year, in percentage of our total number of associates. Associate departures are considered, including both voluntary and non-voluntary departures.

Sales area / gross area

Sales area is the sum of the store areas where products are sold and services provided.

The store gross area includes the sales area but also the storage, office, and preparation spaces. The sales areas used in the report are based on stores in operation on December 31st.

Distribution distance of owned and third party trucks

The total distance made by owned and third party trucks, between distribution centers and company-operated stores (to go and return), is calculated. Exception for Delhaize Belgium that includes also the total distance made by trucks between distribution centers and affiliated stores.

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EXTERNAL ASSURANCE STATEMENT

SUSTAINABILITY PROGRESS REPORT 2012

Delhaize Group contracted Ernst & Young to perform a limited assurance engagement on a set of 27 indicators including the carbon emissions related indicators, in order to increase the reliability of the data gathering procedures and the accountability level of the relevant business managers. E&Y partially relied on the work performed by the Delhaize Group Internal Audit to substantiate their conclusions.

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ERNST & YOUNG

Ernst & Young
Réviseurs d'Entreprises
Bedrijfsrevisoren
De Kleetlaan 2
B - 1831 Diegem
Tel: +32 (0)2 774 91 11
Fax: +32 (0)2 774 90 90
www.ey.com/be

Limited Assurance Audit Report on a selection of key performance indicators and on the 2012 spotlights with regards to Sustainable Private Brands of the Delhaize Group

Upon your request and in our capacity as independent auditor, we conducted procedures in order to obtain limited assurance that:

- The selection of sustainability indicators, for the year 2012, marked with the sign * in the "Our 2012 data" table posted on the Delhaize website and accessible by link to the 2012 Sustainability Progress Report (hereafter "SP Report") of Delhaize Group for the year ended 31 December 2012. In the annex to our audit report, is the exhaustive list of key performance indicators and their respective values for 2012 covered by our limited assurance report.
- The spotlights (i.e. qualitative statements) on 2012 (hereafter "the Information") presented in the chapter "Sustainable Private Brands" of the 2012 SP Report have been fairly presented, in all material aspects, in accordance with the principles of completeness, neutrality and clarity as defined by international standards.[1]

Scope of our review

Our engagement covers three operating companies (Delhaize Belgium, Alfa Beta in Greece and Delhaize America in the US).

Management's Responsibility

The Delhaize Group's management is responsible to prepare the Information, the Indicators and to ensure this information is available.

The Auditor's Responsibility

It is our responsibility, based on our limited assurance procedures, to express a conclusion regarding the Information and the Indicators. We conducted our procedures in accordance with the international standard as defined in ISAE 3000 (International Standard for Assurance Engagements, December 2003). With respect to independence rules, these are defined by the respective legal and regulatory texts as well as by the professional Code of Ethics, issued by the International Federation of Accountants ("IFAC").

Our review was designed to obtain a limited level of assurance. Procedures to obtain limited level of assurance are less extensive in relation to both the risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks, than those for a reasonable level of assurance and therefore less assurance is provided.

Nature and scope of the procedures

We performed the following procedures to support our conclusion:

For the Indicators:

- Obtaining an understanding of the retail sector and its relevant sustainability related indicators;
- Based on the review of the work performed by the Delhaize Group Internal Audit team:
  - Evaluating the procedures at Delhaize Group to obtain, process and report data and assess internal control measures ;

---

[1] ISAE 3000 from IFAC and Global Reporting Initiative (GRI), Sustainability Reporting Guidelines, Version 3.1, Part I.

Société civile ayant emprunté la forme d'une société coopérative à responsabilité limitée
Burgerlijke vennootschap die de rechtsvorm van een coöperatieve vennootschap met beperkte aansprakelijkheid heeft aangenomen
RPM Bruxelles - RPR Brussel - T.V.A. - B.T.W. BE 0446.334.711
Banque - Fortis - Bank 210-0905900-69

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ERNST & YOUNG

- Examining, on a limited test basis, evidence and supporting documentation of the selected sustainability indicators for the year 2012, notably those indicated with a tickmark () in the annex to our report;

- Assessing the adequacy of the documentation and “audit trail” from the selected sustainability indicators in the report to the basic data.

Assessing the carbon footprint calculation made by the external advisors of Delhaize Group, Environmental Resources Management (“ERM”), notably those indicated with two tickmarks () in the annex to our report;

Conducting interviews with responsible company officers, the Delhaize Group Internal Audit Team and ERM project managers, mainly for the purpose of assessing the consistency of the sustainability indicators in SP Report.

For the information:

We conducted interviews with those responsible key contact persons and reviewed the related documentary sources in order to corroborate this information and assess its fairness.

We have verified on a sample basis the supporting evidence for each of the spotlights, amongst other suppliers data, sales information from the Group’s ERP system, external certificates, internal guidelines & policy documentation, letters of external partners of Delhaize’s Operating companies.

We reviewed the presentation of the information in the chapter “Sustainable Private Brands” of the 2012 SP Report.

Conclusion

Based on our procedures performed with respect to the financial year 2012:

nothing has come to our attention that causes us to believe that the indicators, marked with the sign in the “Our 2012 data” table posted on the Delhaize Group website and accessible by link to the 2012 Sustainability Progress Report, are materially misstated; and

nothing has come to our attention that causes us to believe that the information has not been presented fairly, in all material aspects, in accordance with the principles of completeness, neutrality and clarity as defined by international standards.

Diegem, 22 April 2013

Ernst & Young Reviseurs d’Enterprises SCCRL

Represented by

Harry Everaerts

Partner

Annex: List of key performance indicators and their respective values for 2012 covered by our limited assurance report

www.delhaizegroup.com/sustainabilityreport/2012

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ERNST & YOUNG

Annex: List of key performance indicators and their respective values for 2012 covered by our limited assurance report:

List of audited sustainability indicators		In 2012
Total carbon equivalent emissions - scope 1 to 3 (tonnes CO2e)	✓✓	2.616.213
Total Carbon equivalent emissions - scope 1 to 3 (tonnes CO2e/m2 sales area)	✓✓	0.592
Emissions from facilities energy consumption (tonnes CO2e)	✓✓	1.603.682
Emissions from facilities energy consumption (tonnes CO2e/per m2 sales area)	✓✓	0.363
Emissions from transport (tonnes CO2e)	✓✓	177.557
Emissions from transport (tonnes CO2e/per m2 sales area)	✓✓	0.040
Emissions from refrigerants (tonnes CO2e)	✓✓	834.972
Emissions from refrigerants (kg CO2e/per m2 sales area)	✓✓	189
Facilities energy consumption, MWh	✓✓	3.575.141
Facilities energy consumption (kWh per m2 sales area)	✓✓	809
Avoided grid electricity (tonnes CO2e)	✓✓	56.697
Percentage of ozone-friendly refrigerants used	✓✓	50%
Total renewable electricity consumed on site (MWh)	✓✓	235.696
% renewable electricity on total electricity consumed	✓	7%
% of associates who received a performance dialogue on total associates end of the year	✓	79%
Total retention rate	✓	72%
% of associates above 50 years on total number of associates	✓	20%
Absenteeism rate	✓	3.3%
% of ethnic minorities associates on total associates	✓	27%
Distribution distance of 'controlled' trucks during the reporting period (million km)	✓	102
Total distance traveled by owned and by third party trucks (million km)	✓	152
Amount of fuel used by 'controlled' trucks per distance unit of product distribution to company-operated stores (liters/km)	✓	0.35
Number of non-reusable carrier bags distributed (in millions)	✓	2.414
Total water consumption (million m3)	✓	3.246
Total water consumption per selling (m3/m2)	✓	0.76
% part-time associates on total associates	✓	56%
% of female associates on total associates	✓	51%

www.delhaizegroup.com/sustainabilityreport/2012

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GRI CROSS-REFERENCE TABLE

SUSTAINABILITY PROGRESS REPORT 2012

This index is based on the Global Reporting Initiative (GRI) Standard Disclosures and Reporting Principles, version 3.1. To communicate to what extent the G3 Guidelines have been utilized in our report, GRI publishes “Application Levels”. We self-declare compliance with base level requirements (Level C+).

Application Levels and G3.1 guidelines can be found @ www.globalreporting.org

www.delhaizegroup.com/sustainabilityreport/2012

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Key
Partial stands for : Partially Reported - Full stands for : Fully Reported

PROFILE

GRI REFERENCE		DISCLOSURE	2012 SUSTAINABILITY REPORT WEBSITE LINKS*
1. STRATEGY AND ANALYSIS			
1.1	CEO and Chairman's statement	full	Approach / Interview with P-O Beckers and M. Jansson
1.2	Key impacts, risks, and opportunities	full	Approach / 2012 Highlights Approach / The Big Picture Approach / Our Material Issues Performance / Sustainable Private Brands (Risks and Opportunities) Performance / Zero Waste (Risks and Opportunities) Performance / Healthy Lifestyles (Risks and Opportunities) Performance / Associate Diversity (Risks and Opportunities) Performance / Everyday Practices (Risks and Opportunities)
2. ORGANIZATIONAL PROFILE			
2.1	Name of the organization	full	Approach
2.2	Primary Brands	full	Annual Report
2.3	Operational structure	full	Annual Report
2.4	Location of headquarters	full	Annual Report
2.5	Countries of operation	full	Annual Report
2.6	Nature of ownership and legal form	full	Annual Report
2.7	Markets served	full	Annual Report
2.8	Scale of the organization	full	Annual Report
2.9	Significant changes in operation	full	Annual Report
2.10	Awards received	full	List of Awards
3. REPORT PARAMETERS			
3.1	Reporting period	full	About Our Report
3.2	Date of most recent previous report	full	About Our Report
3.3	Reporting cycle	full	About Our Report
3.4	Contact point	full	About Our Report
3.5	Defining content	full	Approach / Our Strategy Approach / Our Material Issues
3.6	Boundary of the report	full	About Our Report Annual Report
3.7	Limitations on report scope	full	About Our Report Our 2012 Data Table and Methodology
3.8	Subsidiaries	full	Annual Report
3.9	Data measurement techniques	full	Our 2012 Data Table and Methodology
3.10	Restatements	full	Our 2012 Data Table and Methodology
3.11	Significant changes in scope and methods	full	Our 2012 Data Table and Methodology
3.12	GRI content index	full	About Our Report GRI Cross-Reference Table
3.13	Assurance statement	full	About Our Report External Assurance Statement Our 2012 Data Table and Methodology

* Note: These links might not work properly on all browsers

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PROFILE (CONTINUED)

GRI REFERENCE		DISCLOSURE	2012 SUSTAINABILITY REPORT WEBSITE LINKS*
4. GOVERNANCE, COMMITMENTS AND ENGAGEMENTS			
4.1	Governance structure	full	Approach / Sustainability Governance & Management Annual Report
4.2	Chair / Executive Officer status	full	Annual Report
4.3	Board structure	full	Annual Report
4.4	Board: mechanisms for feedback	full	Annual Report
4.5	Remuneration linkage	full	Annual Report
4.6	Conflicts of interest	full	Annual Report
4.7	Board: qualifications and expertise	full	Annual Report
4.8	Code of ethics	full	Approach / Compliance & Ethics
4.9	Board: oversight of performance	partial	Annual Report
4.10	Board: evaluating own performance	full	Annual Report
4.11	Precautionary principles	full	Annual Report
4.12	External charters or initiatives endorsed	partial	Approach / Sustainability Timeline Performance / Sustainable Private Brands Performance / Greenhouse Gas Emissions / Refrigerants Our Partners
4.13	Memberships in industry associations	full	Our Partners
4.14	List of stakeholders	full	Approach / Our Stakeholders Our Partners
4.15	Identification and selection of stakeholders	full	Approach / Our Strategy Approach / Our Stakeholders Approach / Our Material Issues Our Partners
4.16	Approaches to stakeholder engagement	full	Approach / Our Strategy Our Partners
4.17	Key topics and concerns through engagement	full	Approach / The Big Picture Approach / Our Strategy Performance / Sustainable Private Brands Performance / Healthy Lifestyles Performance / Zero Waste Performance / Associate Diversity Performance / Everyday Practices

* Note: These links might not work properly on all browsers

www.delhaizegroup.com/sustainabilityreport/2012

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MANAGEMENT APPROACH & PERFORMANCE INDICATORS

GRI REFERENCE		DISCLOSURE	2012 SUSTAINABILITY REPORT WEBSITE LINKS*
ECONOMIC			
Management approach		full	Annual Report
EC1	Economic profile	full	Annual Report Performance / Everyday Practices / Community Our 2012 Data Table and Methodology Case study / Everyday practices / A Fast Turnaround for Food Donations
EC2	Risks and opportunities due to climate change	partial	Performance / Everyday Practices / Greenhouse Gas Emissions
EC3	Defined benefit plan obligations	full	Annual Report
EC7	Local hiring: procedures and proportion	partial	Performance / Everyday Practices / Community
EC9	Indirect economic impacts	full	Approach / The Big Picture
EC4-EC6, EC8		none	-
ENVIRONMENTAL			
Management approach		full	Approach / Our Strategy Approach / Our Material Issues Our Performance Against Goals Performance / Everyday Practices / Greenhouse Gas Emissions Our 2012 Data Table and Methodology
EN3, EN4, EN5, EN6, EN7	Energy usage and efficiency initiatives	full	Performance / Everyday Practices / Greenhouse Gas Emissions / Energy Our 2012 Data Table and Methodology
EN8	Water consumption	partial	Our 2012 Data Table and Methodology
EN14	Managing impact on diversity	full	Performance / Everyday Practices / Greenhouse Gas Emissions / Energy Performance / Sustainable Private Brands / Environmental
EN16, EN17, EN18, EN19	Greenhouse gas emissions	full	Performance / Everyday Practices / Greenhouse Gas Emissions Our 2012 Data Table and Methodology
EN22	Waste	partial	Performance / Zero Waste Our 2012 Data Table and Methodology
EN26	Environmental impacts of products and services	partial	Performance / Zero Waste / Reducing, Reusing, Recycling Performance / Zero Waste / Food Waste Performance / Everyday Practices / Greenhouse Gas Emissions Our 2012 Data Table and Methodology
EN29	Environmental impacts of transporting products	full	Performance / Everyday Practices / Greenhouse Gas Emissions Our 2012 Data Table and Methodology
EN1-EN2, EN9-10, EN11-13, EN15, EN20-EN21, EN23-25, EN27, EN28, EN30		none	-

* Note: These links might not work properly on all browsers

www.delhaizegroup.com/sustainabilityreport/2012

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MANAGEMENT APPROACH & PERFORMANCE INDICATORS (CONTINUED)

GRI REFERENCE		DISCLOSURE	2012 SUSTAINABILITY REPORT WEBSITE LINKS*
LABOR PRACTICES AND DECENT WORK			
Management approach		full	Approach / Our Material Issues Our Performance Against Goals Performance / Healthy Lifestyles (Risks and Opportunities) Performance / Associate Diversity (Risks and Opportunities) Performance / Everyday Practices / Associate Development Our 2012 Data Table and Methodology
LA1	Employment data	full	Annual Report Our 2012 Data Table and Methodology
LA2	Employee turnover - retention rate	partial	Annual Report Performance / Everyday Practices / Associate Development / Training and Talent Development Our 2012 Data Table and Methodology
LA7	Occupational health and safety indicators	partial	Our 2012 Data Table and Methodology
LA8	Prevention regarding serious diseases	full	Performance / Healthy Lifestyles / Associates Case study / Health and Wellness Check-Up: Our Latest Efforts to Encourage Healthy Lifestyles
LA10	Average hours of training per associate	partial	Performance / Everyday Practices / Associate Development / Training and Talent Development Our 2012 Data Table and Methodology
LA11	Skill management and lifelong learning	partial	Performance / Everyday Practices / Associate Development / Creating a Performance Culture Our 2012 Data Table and Methodology
LA12	Performance and career development reviews	partial	Performance / Everyday Practices / Associate Development / Creating a Performance Culture Our 2012 Data Table and Methodology
LA13	Diversity and equal opportunity	partial	Performance / Associate Diversity / Diversity & Inclusion Our 2012 Data Table and Methodology
LA3-LA6, LA9, LA14, LA15		none	-
HUMAN RIGHTS			
Management approach		partial	Approach / Our Material Issues Approach / Compliance & Ethics Our Performance Against Goals Our 2012 Data Table and Methodology
HR3	Employees trained on HR policies	partial	Our 2012 Data Table and Methodology
HR5	Freedom of association and collective bargaining	partial	Approach / Our Material Issues Performance / Sustainable Private Brands (Risks & Opportunities) Performance / Sustainable Private Brands / Social / Social compliance
HR6	Child labor	partial	Approach / Our Material Issues Performance / Sustainable Private Brands (Risks & Opportunities) Performance / Sustainable Private Brands / Social / Social compliance
HR7	Forced and compulsory labour	partial	Approach / Our Material Issues Performance / Sustainable Private Brands (Risks & Opportunities) Performance / Sustainable Private Brands / Social / Social compliance
HR1, HR2, HR4, HR8-H11		none	-

* Note: These links might not work properly on all browsers

www.delhaizegroup.com/sustainabilityreport/2012

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MANAGEMENT APPROACH & PERFORMANCE INDICATORS (CONTINUED)

GRI REFERENCE DISCLOSURE 2012 SUSTAINABILITY REPORT WEBSITE LINKS*

SOCIETY

Management approach partial Approach / Our Material Issues Approach / Compliance & Ethics Our Performance Against Goals Performance / Everyday Practices / Community Our 2012 Data Table and Methodology

S05 Public policy positions partial Approach / Compliance & Ethics

S01-S04, S06-S010 none -

PRODUCT RESPONSIBILITY

Management approach partial Approach / Our Material Issues Performance / Sustainable Private Brands / Health / Labeling Our 2012 Data Table and Methodology

PR1 Customer product safety assessments partial Our 2012 Data Table and Methodology

PR2 Non-compliance partial Our 2012 Data Table and Methodology

PR3 Product information requirements full Performance / Sustainable Private Brands / Health / Labeling

PR4-9 none -

* Note: These links might not work properly on all browsers

www.delhaizegroup.com/sustainabilityreport/2012

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CDP - CARBON DISCLOSURE PROJECT

REPORT

SUSTAINABILITY PROGRESS REPORT 2012

Since 2008, we have worked with Environmental Resources Management (ERM) to measure our Greenhouse Gas (GHG) emissions from global operations. Since 2012, we employed Ernst & Young to provide external data assurance. We submitted our first report to the CDP (Carbon Disclosure Project) in 2010. Since then, we submit a report on a yearly basis.

In 2012, Delhaize Group entered in the Carbon Disclosure Leadership Index (CDLI) of companies from the Benelux.

@ Click on the link below to access the report www.cdproject.net/en-US/Pages/HomePage.aspx

www.delhaizegroup.com/sustainabilityreport/2012 DELHAIZE GROUP SUSTAINABILITY REPORT ‘12 // CDP - CARBON DISCLOSURE PROJECT REPORT // 112

DELHAIZE GROUP

SUSTAINABLE SEAFOOD BROCHURES

SUSTAINABILITY PROGRESS REPORT 2012

As part of their effort to promote sustainable seafood, Delhaize America and Delhaize Belgium published brochures to enhance customer awareness. Included here are two examples. The U.S. brochure, created for Sweetbay customers, explains Sweetbay's approach to sustainable seafood, answers common questions, and directs customers to where to find more detailed information on the seafood sourcing policy. The Belgian "Fish Guide" uses a traffic-light system to clearly indicate which fish species are sustainably harvested, those to be consumed moderately and those to be avoided. The Guide also indicates which species can be purchased at Delhaize stores (note that "red" species of fresh fish are no longer sold by Delhaize).

@ SweetbaySupermarket.com/seafood


Information about Sweetbay's policy for
Sustainable Seafood
La mer a besoin de vous !
100% DE NOS POISSONS FRAIS SONT ISSUS D'UNE PÊCHE DURABLE
RESPECTE LA PÊCHE DURABLE
VERSE SCHAAL- EN SCHELPDIEREN
TE VERMIJDEN
UITSTEKENDE KEUZE
MET MATE TE GEBRUIKEN

@ fr.delhaize.be/fr-be/-/media/files/about/documents/corporatesustainability/guide%20poisson.pdf

@ nl.delhaize.be/nl-be/-/media/files/about/documents/corporatesustainability/viswijzer.pdf

www.delhaizegroup.com/sustainabilityreport/2012

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LIST OF AWARDS WE WON FOR ACHIEVEMENTS IN 2012

SUSTAINABILITY PROGRESS REPORT 2012

SUSTAINABLE PRIVATE BRANDS

DELHAIZE SERBIA: "NAJBOLJE IZ SRBIJE" (BEST OF SERBIA) (DAVID VANDER SCHUEREN, COO DELHAIZE SERBIA)

From: Serbia Chamber of Commerce and Ministry of Trade and Telecommunications

Delhaize Serbia private brand "*Premia*" was awarded the prize of best private brand in Serbia. "*Premia*" was recognized as best private brand in the region. Over 800 food products are produced for Delhaize Serbia by 80 domestic producers. The products are exclusively available in Delhaize Serbia's stores.


PREGLED
НАЈБОЉЕ ИЗ СРБИЈЕ
BEST OF SERBIA


PREMIA
PASIRANI PARADAJZ
ORIGANO-BOSILJAK
500 ml


PREMIA
MUSLI
FITLINE

ZERO WASTE



DELHAIZE BELGIUM: GREENER PACKAGING AWARD

From: Fost Plus and Gondola

Delhaize Belgium was awarded a prize for the new packaging for a range of dry fruits private brand products. The award is presented annually to put companies in the spotlight who do efforts to reduce the ecological impact of their packaging.

HANNAFORD: ENVIRONMENTAL LEADERS (11 HANNAFORD STORES)

From: Maine Department of Environmental Protection (DEP)

"Environmental Leaders" is Maine's DEP Award to supermarkets that achieve a level of environmental accomplishment. Stores are audited by DEP officials and scored based on green practices and building aspects.


ENVIRONMENTAL LEADER
Grocery Store


ENVIRONMENTAL LEADER

MEGA IMAGE: WASTE MANAGEMENT

From: Green Business Index

Mega Image was awarded 3rd place for its effective waste management program.

www.delhaizegroup.com/sustainabilityreport/2012

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EVERYDAY

PRACTICES

FOOD SAFETY

ALFA BETA: 2012 EXCELLENCE AWARD FOR QUALITY ASSURANCE SYSTEMS

From: Self Service Magazine awards

The “Agrodiasfalisi” quality assurance system was awarded for its effective and innovative nature. It was created and is applied only at Alfa Beta.

ASSOCIATE DEVELOPMENT

ALFA BETA: 2012 “CHANGE MANAGEMENT” AWARD

From: KPMG

This award by KPMG - a global network of professional firms providing Audit, Tax and Advisory services was attributed for the “Value Diffusion” program applied at Alfa Beta.

COMMUNITY

ALFA BETA: 2012 EXCELLENCE AWARD FOR SOCIAL RESPONSIBILITY

From: Self Service Magazine Awards

Corporate Social Responsibility program implemented in cooperation with Elais (Unilever Hellas). During the program Alfa Beta and Unilever organized a Facebook competition. The winners were awarded products for Easter Day lunch.

HANNAFORD: 2012 HON. EDMUND S. MUSKIE ACCESS TO JUSTICE AWARD (BETH NEWLANDS CAMPBELL, PRESIDENT HANNAFORD)

From: The Muskie Fund for Legal Services

The award is presented annually to recognize individuals in the community who demonstrate a strong commitment to the public good.

GREENHOUSE GAS EMISSIONS

ALFA BETA: 2012 BREEAM CERTIFICATE (ALFA BETA’S GREEN STORE)

From: BRE Organization

Alfa Beta’s Green store in Stamata was awarded with the Building Research Establishment Environmental Assessment Method (BREEAM) international certification, an environmental assessment method and rating system for buildings. BREEAM sets the standard for best practice in sustainable building design, construction and operation. Alfa Beta’s Stamata store is the first BREEAM certified commercial building in Greece.

@ See also: http://blog.delhaizegroup.com/2012/08/good-news-from-greece-abs-green-store-goes-breeam/

ALFA BETA: 2012 EXCELLENCE AWARD FOR BIOCLIMATIC STORE (ALFA BETA’S GREEN STORE)

From: Self Service Magazine Excellence Awards

Alfa Beta’s Green store was awarded for being an innovative, effective and social responsible store.

ALFA BETA: 2012 ENVIRONMENTAL AWARD FOR BIOCLIMATIC STORE (ALFA BETA’S GREEN STORE)

From: Self Service Magazine Environmental Awards

Self Service Magazine awards innovative environmental friendly, energy producing and saving projects.

ALFA BETA: 2012 2ND EUROPEAN ENVIRONMENTAL AWARD (ALFA BETA’S GREEN STORE)

From: Greek Association of Environmental Protection Companies (PASEPPE)

Awards best practices and companies involved in all stages of waste management such as construction management, technology companies, industries, companies engaged in energy saving, as well as, specialized consultants and product suppliers.

www.delhaizegroup.com/sustainabilityreport/2012

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ALFA BETA: 2012 GREEN LEADER AWARD

From: Center of Sustainability (CSE) and the Research Marketing

This award was presented for the energy producing and energy saving methods that Alfa Beta applied in its store network. The award promotes companies, products and services that have proven to reduce greenhouse gas emissions in their operations.

ALFA BETA: 2012 ENERGY MASTERING - ENERGY CLASS

From: Self Service Magazine Environmental Awards

Alfa Beta was awarded for the energy producing and saving methods applied in its store network.

Self Service Magazine awards innovative environmental friendly, energy producing and saving projects.

FOOD LION: 2013 ENERGY STAR AWARD

From: Energy Star EPA

Food Lion won the 2013 Energy Star award for its energy reduction efforts in 2012.

The Environmental Protection Agency (EPA) and the Department of Energy (DOE) has honored businesses and organizations for their outstanding contribution to reducing greenhouse gas emissions through energy efficiency at the 2012 ENERGY STAR Awards ceremony.

FOOD LION: DUKE ENERGY’S POWER PARTNER AWARD

From: Duke Energy

Food Lion was recognized by Duke Energy as Power Partners for its individual efforts in energy efficiency, sustainability. The award was won for Food Lion’s LED retrofit program, which resulted in rebates totaling more than USD 600 000 in 2012.

HANNAFORD: LEED-EB: O&M, SILVER

(HANNAFORD STORE IN BENNINGTON, VERMONT)

From: U.S. Green Building Council

Hannaford’s store in Bennington is the first establishment in Vermont to be recognized with this certification.

The LEED for Existing Buildings: Operation & Maintenance Rating System is a set of voluntary performance standards for the sustainable ongoing operation of buildings not undergoing major renovations. It is intended to provide existing buildings an entry point into the LEED certification process.

HANNAFORD: LEED-EB: O&M, CERTIFIED (HANNAFORD STORE IN SKOWHEGAN, MAINE)

From: U.S. Green Building Council

The LEED for Existing Buildings: O&M Rating System is a set of voluntary performance standards for the sustainable ongoing operation of buildings not undergoing major renovations. It is intended to provide existing buildings an entry point into the LEED certification process.

DELHAIZE BELGIUM: GREEN TRUCK AWARD (SILVER)

From: MMM Business Media

This annual award puts the spotlight on the initiatives of companies that contribute to more environmentally friendly transport.

www.delhaizegroup.com/sustainabilityreport/2012

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OTHER AWARDS

MEGA IMAGE: BEST RETAILER IN THE MODERN TRADE

From: Piata Magazine

The competition is open to all retailers from all formats (discounters, hypermarkets, supermarkets, etc.) and the prize is awarded based on the votes of all suppliers.

Three criteria are taken into account: the policy for listing/delisting products, the services offered to suppliers and sales. Receiving the prize represents not only a recognition for outstanding business results, but also a vote of trust from suppliers.

PICADILLY: “MYSTERY SHOPPER” CUSTOMER EXPERIENCE EXCELLENCE AWARD (THE PICADILLY RETAIL CHAIN)

From: Progressive Magazine

The “Mystery Shopper” prize highlights the high quality services provided to customers at Piccadilly stores. Mystery Shoppers evaluated all retailers in the country using criteria such as the aspect of the goods sold and the presentation of the products and services.

www.delhaizegroup.com/sustainabilityreport/2012

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OUR BANNERS’ SUSTAINABILITY

WEB PAGES

SUSTAINABILITY PROGRESS REPORT 2012

Our sustainability approach aims to set Group goals that drive us forward together but we believe in the strength of local go-to-market strategies and allow for flexibility to meet local priorities.

Visit the websites of our banners to read about their local sustainability activities:

United States

Food Lion

@ www.foodlion.com/Corporate/CorporateResponsibility

Hannaford

@ www.hannaford.com/content.jsp?pageName=CorpResp&leftNavArea=AboutLeftNav

Sweetbay

@ www.sweetbaysupermarket.com/content.jsp?pageName=CorpResp&leftNavArea=AboutLeftNav

Belgium

Delhaize

Flemish

@ nl.delhaize.be/nl-be/over-delhaize/duurzaam-ondernemen

French

@ fr.delhaize.be/a-propos-de-delhaize/developpement-durable

Greece

Alfa Beta

English

@ www.ab.gr/en/index.php/responsibility

Greek

@ www.ab.gr/gr/index.php/responsibility

Romania

Mega Image

@ www.mega-image.ro/corporate/proiecte.php

Serbia

Maxi

@ www.maxi.rs/code/navigate.php?Id=337

Bulgaria

Piccadilly

@ www.piccadilly.bg/csr.php

Indonesia

Super Indo

@ www.superindo.co.id/galeri

www.delhaizegroup.com/sustainabilityreport/2012

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OUR BANNERS’ COMMUNITY PROGRAMS

SUSTAINABILITY PROGRESS REPORT 2012

Community programs are managed locally. The links below provide an overview of the programs in place at each of our banners.

United States

Food Lion

@ www.foodlion.com/CommunityOutreach

Hannaford

@ www.hannaford.com/content.jsp?pageName=Community&leftNavArea=AboutLeftNav

Sweetbay

@ www.sweetbaysupermarket.com/content.jsp?pageName=Community&leftNavArea=AboutLeftNav

Harveys

@ www.harveys-supermarkets.com/OurCommunity

Belgium

Delhaize

French

@ //fr.delhaize.be/fr-BE/A-propos-de-Delhaize/Sponsoring-et-mecenat/Mecenat

Flemish

@ //nl.delhaize.be/nl-BE/Over-Delhaize/Sponsoring-en-Mecenaat/Mecenaat

Greece

Alfa Beta

English

@ www.ab.gr/en/index.php/responsibility/people

Greek

@ www.ab.gr/index.php/responsibility/people

Romania

Mega Image

@ www.mega-image.ro/corporate/proiecte.php?c=1

Serbia

Maxi Serbia

English

@ www.maxi.rs/code/navigate.php?Id=66

Serbian

@ www.maxi.rs/code/navigate.php?Id=49

Indonesia

Super Indo

@ www.superindo.co.id/tentang_kami/

www.delhaizegroup.com/sustainabilityreport/2012

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OUR BANNERS’ FOOD SAFETY TIPS

SUSTAINABILITY PROGRESS REPORT 2012

Informing our consumers on safe food handling is an important element of our food safety approach. The links below give an overview of the food safety tips each of our banners provide to our consumers online. Food safety tips are also communicated in stores and leaflets.

United States

Food Lion

@ www.foodlion.com/NutritionWellBeing/FoodSafety

Hannaford

@ www.hannaford.com/content.jsp?pageName=FoodSafety&leftNavArea=HealthLeftNav

Sweetbay

@ www.sweetbaysupermarket.com/content.jsp?pageName=FoodSafety&leftNavArea=HealthyLivingLeftNav

Bottom Dollar Food

@ www.bottomdollarfood.com/About/FoodSafety

Harveys

@ www.harveys-supermarkets.com/HealthWellness/FoodSafety

Belgium

Delhaize

Flemish

@ nl.delhaize.be/gezondheid-en-welzijn/voedselveiligheid

French

@ fr.delhaize.be/sante-et-bien-etre/securite-alimentaire

Greece

Alfa Beta

English

@ www.ab.gr/en/index.php/responsibility/products

Greek

@ www.ab.gr/index.php/responsibility/products

Serbia

Maxi

English

@ www.maxi.rs/code/navigate.php?Id=97

Serbian

@ www.maxi.rs/code/navigate.php?Id=26

Romania

Mega Image

@ www.mega-image.ro/corporate/siguranta.php

Indonesia

Super Indo

@ www.superindo.co.id/resep_dan_tips/tips_dan_trik/lima_kunci_keamanan_pangan

www.delhaizegroup.com/sustainabilityreport/2012

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OUR PARTNERS

SUSTAINABILITY PROGRESS REPORT 2012

While we continue to strengthen our sustainability governance internally, we also develop partnerships with expert organizations and industry associations. We strongly believe that continuing our own education, sharing best practices, and encouraging synergies are critical to addressing sustainability challenges within our company and across our industry. Below, you’ll find a list of the main organizations we worked with in 2012, as a member or a partner at global and/or regional levels.

MEMBERSHIPS

Business Social Compliance Initiative (BSCI)

@ www.bsci-intl.org

EuroCommerce

@ www.eurocommerce.be

European Retail Roundtable (ERRT)

@ www.errt.org

The Consumer Goods Forum (CGF)

@ www.theconsumergoodsforum.com

Sustainability Steering Group

@ sustainability.mycgforum.com/

Global Food Safety Initiative (GFSI)

@ www.mygfsi.com

Global Social Compliance Programme (GSCP)

@ www.gscpnet.com

Health & Wellness Core Team

@ healthandwellness.mycgforum.com

www.delhaizegroup.com/sustainabilityreport/2012

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MEMBERSHIPS (CONTINUED)

Food Marketing Institute (FMI)

@ www.fmi.org

Sustainability Executive Committee

Sustainable Seafood Working Group

GlobalGAP

@ www.globalgap.org

U.S. Green Building Council (USGBC)

@ www.usgbc.org

Retailers’ palm Oil Group (RPOG)

Independent group of international retailers committed to using certified sustainable palm oil

Roundtable on Sustainable Palm Oil

@ www.rspo.org

Round Table on Responsible Soy Association

@ www.responsiblesoy.org

License number RTRS-TMLA-M-RET-00018

The Forest Trust

@ www.tft-forests.org

The Sustainability Consortium

@ www.sustainabilityconsortium.org

www.delhaizegroup.com/sustainabilityreport/2012

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PARTNERSHIPS

Forum for the Future

@ www.forumforthefuture.org

Gulf of Maine Research Institute (GMRI)

@ www.gmri.org

King Baudouin Foundation

@ www.kbs-frb.be

U.S. Environmental Protection Agency (EPA)

@ www.epa.gov

EnergyStar

@ www.energystar.gov

GreenChill Advanced Partnership

@ www.epa.gov/greenchill

SmartWay Transport Partnership

@ www.epa.gov/smartwaylogistics

WasteWise

@ www.epa.gov/epawaste/conserve/smm/wastewise/index.htm

World Wide Fund for Nature (WWF)

@ www.worldwildlife.org

www.delhaizegroup.com/sustainabilityreport/2012

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GLOSSARY

SUSTAINABILITY PROGRESS REPORT 2012

Affiliated Store

A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group. Another terminology used for an affiliated store is a franchised store.

ASC (Aquaculture Stewardship Council)

@ www.asc-aqua.org/

Biodegradable Bags

Bags made from plastics derived from renewable resources that decompose when exposed to biological agents (such as bacteria).

Business Social Compliance Initiative (BSCI)

@ www.bsci-intl.org/

Carbon Disclosure Leadership Index (CDLI)

Companies that have the highest disclosure to the CDP questionnaire enter the CDLI. To enter the CDLI, a company must make their responses public and submit them via CDP’s Online Response System before the deadline and they must achieve a score within the top 10% of the total Benelux 150 population. More information on:

@ www.cdproject.net/en-US/Results/Pages/CDP-2012-disclosure-scores.aspx

CDP (Carbon Disclosure Project)

@ www.cdproject.net/en-US/Pages/HomePage.aspx

Carbon Footprint

A measurement of the amount of greenhouse gases produced, measured in equivalent units of carbon dioxide (CO2), for a given activity or process. This is also known as Greenhouse Gas (GHG) Footprint.

CFC

Chlorofluorocarbons are chemical products formerly used widely in industry, particularly as refrigerants and cleaning solvents. Their manufacture is being phased out due to their contributions to ozone depletion.

Company-Operated Store

A store operated directly by Delhaize Group.

The Consumer Goods Forum (CGF)

@ www.ciesnet.com/

Compost

A mixture of decayed or decaying organic matter used to fertilize soil. Compost is usually made by gathering plant material, such as leaves, grass clippings, and vegetable peels, into a pile or bin and letting it decompose as a result of the action of aerobic bacteria, fungi, and other organisms.

Dow Jones Sustainability Index (DJSI)

The Dow Jones Sustainability World Index was launched in 1999 as the first global sustainability benchmark.

More information on:

@ www.sustainability-index.com/

Earth Hour

Earth Hour is the single, largest, symbolic mass participation event in the world. Born out of a hope that we could mobilize people to take action on climate change, Earth Hour now inspires a global community of millions of people in 7 001 cities and towns across 152 countries and territories, to switch lights off for an hour as a massive show of concern for the environment. More information on:

@ www.earthhour.org/

Ecological products

Products characterized by environmentally-friendly properties, ensuring minimized environmental impact during production and use. Examples of properties include the use of non-toxic substances and the use of environmentally-friendly materials – such as recycled or FSC-certified materials.

Energy StarR

Energy Star is a joint program of the U.S. Environmental Protection Agency (EPA) and the U.S. Department of Energy (DOE) that identifies, promotes, and provides a label for energy efficient products, buildings, and practices.

More information on:

@ www.energystar.gov/index.cfm?c=about.ab_index

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Environmental Resources Management (ERM)

@ www.erm.com/About-Us/

Ernst & Young

@ www.ey.com/BE/en/Home

Fairtrade

An alternative approach to conventional trade based on a partnership between producers and consumers. Fairtrade offers disadvantaged producers a better deal and improved terms of trade. Products carrying the Fairtrade mark have met Fairtrade standards.

More information on:

@ www.fairtrade.net

FAO

Food and Agriculture Organization of the United Nations

@ www.fao.org/index_en.htm

Feeding America

@ feedingamerica.org/how-we-fight-hunger.aspx

GDA

Guideline Daily Amount guidelines provide the approximate amount of calories, fat, saturated fat, carbohydrate, total sugars, protein, fiber, salt and sodium required for a balanced diet. GDAs are designed to help consumers make sense of the nutrition information provided on food labels.

More information on:

@ gda.fooddrinkeurope.eu/asp2/gdas_explained.asp

Global Aquaculture Alliance (GAA)

An international, non-profit trade association dedicated to advancing environmentally and socially responsible aquaculture.

More information on:

@ www.gaalliance.org/

Global Food Safety Initiative (GFSI)

@ www.mygfsi.com/about-gfsi.html

Global Social Compliance Program (GSCP)

The Global Social Compliance Programme is a business-driven programme for the continuous improvement of working and environmental conditions in global supply chains.

More information on:

@ www.gscpnet.com/

Greenhouse Gases (GHG)

Gases that when accumulated in the atmosphere in sufficient quantity can have an effect on the earth’s temperature regulating processes. Industrially produced greenhouse gases add to the natural greenhouse gases in the atmosphere. GHGs are measured in terms of carbon dioxide equivalent (CO2e).

Greenhouse Gas Protocol

A widely used international accounting tool by government and business organizations to understand, quantify, and manage greenhouse gas emissions. The Protocol uses the term ‘scope’ to distinguish between different greenhouse gas emissions sources. There are three categories: Scope 1, Scope 2, and Scope 3. Each scope is defined in the ‘Our 2012 Data Summary and Methodology’ of this report. The GHG Protocol was initiated by the World Resources Institute and the World Business Council for Sustainable Development.

Global Reporting Initiative (GRI)

@ www.globalreporting.org

Gulf of Maine Research Institute (GMRI)

@ www.gmri.org/

GWP

The Global Warming Potential measures how much a given mass of greenhouse gas is estimated to contribute to global warming. It is a relative scale which compares the gas in question to that of the same mass of carbon dioxide (whose GWP is by convention equal to 1).

HCFC

Hydrochlorofluorocarbons are a type of CFCs, chlorinated gases often used as refrigerants which have a damaging effect on the ozone layer.

HFC

Hydrofluorocarbons are non-ozone depleting alternatives to CFCs and HCFCs.

Human Rights Campaign Corporate Equality Index

Human Rights Campaign Foundation’s 2013 Corporate Equality Index is the national benchmarking tool on corporate policies and practices related to LGBT employees.

More information on:

@ www.hrc.org/corporate-equality-index

International Graduate Trainee Program

@ www.dreamjobdelhaize.com

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ISO 22000:2005

A standard that specifies requirements for a food safety management system where an organization in the food chain needs to demonstrate its ability to control food safety hazards in order to ensure that food is safe at the time of human consumption. More information on:

@ www.iso.org/iso/home/store/catalogue_tc/catalogue_detail.htm?csnumber=35466

LED (Light-Emitting Diodes) Lighting

Electronic components that emit visible light powered by electricity. LED lighting presents many advantages over traditional light bulbs including lower energy consumption, longer lifetime, improved robustness, smaller size and faster switching.

LEEDR (Leadership in Energy and Environmental Design) rating system

A third-party certification program for the design, construction and operation of high performance green buildings, developed and managed by the U.S. Green Building Council (USGBC). It encourages and accelerates the adoption of sustainable green building and development practices through the creation and implementation of universally understood and accepted tools and performance criteria.

More information on:

@ www.usgbc.org

Local Products

Products considered as local by our banners – boundaries are defined differently by countries.

Materiality

The process of identifying a company’s most significant economic, environmental, and social impacts by ranking them in accordance with criteria both external and internal to the company. Information and indicators in a sustainability report should cover a company’s most material impacts.

MSC (Marine Stewardship Council)

@ www.msc.org/?set_language=en

National Brand Product

A product that is distributed widely throughout a nation. Some national brands are also sold on an international scale, in addition to being widely available in their home nations. This is in contrast with private brands and regional or local brands, which are only available from certain sellers and only sold in certain regions. National brands are usually owned and promoted by large manufacturers.

National Salt Reduction Initiative (NSRI)

A partnership coordinated by the New York City Health Department to promote voluntary sodium reduction program. More information on:

@ www.nyc.gov/html/doh/html/living/cardio-sodium.shtml

National Technical University

@ www.ntua.gr/index_en.html

NGO (Non-Governmental Organization)

A legally constituted organization that operates independently from any government. The term is usually used by governments to refer to entities that have no government status.

The North Sea Foundation (Stichting De Noordzee)

@ www.ecomare.nl/index.php?id=4512&L=2

Organic Products

Products that follow either the standards for USDA Organic in the U.S. or standards for European Council for Agricultural Ministers Council Regulation in the EU.

Ozone Depleting Substances (ODS)

Substances that weaken the ozone layer (making it thinner and causing a “hole” at the polar regions) that protects the planet from harmful ultra violet sunlight. CFCs and HCFCs (typical refrigerants) are ozone depleting substances.

Oxo Biodegradable Plastic

Made by blending a pro-degradent additive into the plastic during the extrusion process. The additive causes the molecular structure of plastic to break down when exposed to heat or sunlight.

PAS221

Sponsored by Delhaize Group and is intended for use by food retailers of all sizes to assist with the development and implementation of a prerequisite programme as required by ISO 22000.

More information on:

@ www.bsigroup.com/en-GB/standards/

PET

Polyethylene terephthalate. It is a plastic resin and the most common type of polyester.

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Posyandu

In Indonesia, a community-based vehicle to improve the health status of women and children that involves increased coverage in health care and intersectoral collaboration.

More information on:

@ posyandu.org/

Private Brand Product

Refers to a product that is labeled with a retailers’ name or with a brand name created exclusively by a retailer, but is manufactured or provided by supplier companies.

REAL Skills (Refrigeration Emissions and Leakage Skills)

A two-year project that has built on the achievements of a UK programme developed in 2009 to achieve reductions in refrigerant leakage through improved awareness, education and training.

More information on:

@ www.realskillseurope.eu/

Renewable Energy

The production of energy based on the use of resources that are regularly renewed through natural processes; these resources include solar, wind, biomass, hydrogen, geothermal, tidal, and hydropower.

Retail Management Trainee (RMT) programs

Programs are led by Delhaize Group’s operating companies to identify, prepare and develop high potential college graduates and young internal associates from multiple disciplines, diversity, and backgrounds. The goal is to ensure a pipeline of talent for retail managers and future leaders.

Retailers’ Environmental Action Programme (REAP)

A voluntary initiative aimed at helping reduce the environmental footprint of the retail sector and its supply chain, working towards the promotion of more sustainable products and providing better information to consumers.

More information on:

@ ec.europa.eu/environment/industry/retail/reap/

Roundtable for Responsible Soy (RTRS)

A multi-stakeholder initiative which aims to facilitate a global dialogue on soy production that is economically viable, socially equitable and environmentally sound.

More information on:

@ www.responsiblesoy.org/index.php?lang=en

Roundtable on Sustainable Palm Oil (RSPO)

@ www.rspo.org/?q=page/9

The Sustainability Consortium

An organization of diverse global participants that work collaboratively to build a scientific foundation that drives innovation to improve consumer product sustainability.

More information on:

@ www.sustainabilityconsortium.org/

UNICEF

The leading advocate for children’s rights, active in more than 190 countries, territories and areas through country programmes and National Committees.

More information on:

@ www.unicef.org/

WWF

World Wide Fund for Nature.

More information on:

@ www.worldwildlife.org

YMCA (Young Men’s Christian Association)

An inclusive organization of men, women and children joined together by a shared commitment to nurturing the potential of kids, promoting healthy living and fostering a sense of social responsibility.

More information on:

@ www.ymca.net/

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This is a summary report, providing a concise view of our Sustainability performance over the last year, with clear links to more detailed information for those that want it.

Company information

Registered office

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels

Belgium

Tel +32 2 412 21 11

Fax +32 2 412 21 94

Company support office

Delhaize Group

Square Marie Curie 40

1070 Brussels

Belgium

Tel +32 2 412 22 11

Fax +32 2 412 22 22

www.delhaizegroup.com

Company number

0402 206 045

Delhaize Brothers and Co.

“The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.

Publisher

Catherine Alexandre

Vice President Internal and Sustainability Communication

Square Marie Curie 40

1070 Brussels

Belgium

About the people included in the pictures in this report

Most of the people portrayed in the pictures in this Sustainability Progress Report are our associates or associates’ family members.

Credits

Concept, design and production

CHRIS - Communication Agency

www.chriscom.be and Globule Bleu

www.globulebleu.com

Cover and back cover picture

Jean-Michel Byl

Contact

If you have any feedback or questions on this report, please contact us at: sustainability@delhaizegroup.com

Caution Concerning Forward-Looking Statements

All statements that are included or incorporated by reference in this Sustainability Progress Report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expected financial performance; expansion and growth of Delhaize Group’s business; anticipated store openings and renovations; future capital expenditures; projected revenue growth or synergies resulting from acquisitions and other transactions; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; forecasted currency exchange rates or inflation; expected competition; and business strategy, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “project,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in the annual report 2012 in the chapter entitled “Risk Factors” on page 58 and under Item 3 under Part 1 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on April 26, 2013. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

@ For more info, see also www.delhaizegroup.com

DELHAIZE GROUP